

2012 Annual Report

THE FRONTIERS OF SCIENCE

Developing New Possibilities for Patients


Bristol-Myers Squibb


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APIXABAN

ON THE COVER - *ELIQUIS* - THE SCIENTIFIC JOURNEY

The scientific journey that resulted in *Eliquis* (apixaban), Bristol-Myers Squibb's new anticoagulation therapy that works by directly inhibiting Factor Xa, dates back to 1994 and a group of dedicated researchers at DuPont Pharmaceuticals, a company Bristol-Myers Squibb acquired in 2001. At that time, Ruth Wexler, Ph.D., led DuPont's Cardiovascular Chemistry group. "We strongly believed, based on preclinical data, that a high quality Factor Xa inhibitor could be a highly effective anticoagulant with the potential for an improved safety profile," she says. By 1996, a cross-functional team helped identify the first inhibitors and by early 1998, the first of these entered human trials. Still, the team continued to develop additional Factor Xa inhibitors. Apixaban was synthesized by Michael Orwat (right), then an associate working in the laboratory of Donald Pinto, Ph.D. (left). Today, all three are still working in cardiovascular research at Bristol-Myers Squibb: Pinto, a research fellow in Medicinal Chemistry, and Orwat, a senior research scientist in Pinto's lab, are helping develop a next generation of medicines for thrombosis. And Wexler is executive director in Medicinal Chemistry, leading the group as it develops a new wave of cardiovascular drugs. See a Special Report beginning on page 5 to learn more about how our company's efforts in cardiovascular research and on other frontiers of drug development may help patients around the world.

We remain committed to a single overriding mission: to help more patients prevail in their fight against serious diseases.

The patient stories shared in this Annual Report depict individual patient responses to our medicines or investigational compounds and are not representative of all patient responses. In addition, there is no guarantee that potential drugs or indications still in development will receive regulatory approval.

TO OUR STOCKHOLDERS

Message from the Chief Executive Officer

2012 was a year of strategic transition – one that allowed us to deliver meaningful results, while laying the groundwork for 2013 and beyond – one that further established Bristol-Myers Squibb as a benchmark BioPharma company.

During the year, we evolved our portfolio. We reaffirmed our leadership in a range of therapeutic areas. We set the stage for sustained, long-term growth.

Our revenues and earnings declined – due to the expected losses of exclusivity of *Plavix* and *Avapro/Avalide* – but we closed the year in a very good position. Our financials were solid. Our pipeline robust. Our portfolio strengthened by the addition of new, innovative medicines.

Specifically, our new and in-line product sales grew by 15% in 2012. Among the strongest drivers with double-digit growth were *Yervoy* (metastatic melanoma), *Onglyza* (type 2 diabetes), *Orencia* (rheumatoid arthritis), *Sprycel* (myeloid leukemia) and *Baraclude* (hepatitis B). We had several key regulatory successes, including the European approval of *Forxiga* (type 2 diabetes) and multiple approvals of *Eliquis* (atrial fibrillation). And we made some significant clinical advances, particularly with respect to our immuno-oncology and hepatitis C assets.

Taken together, it was an important year that ended strong.

Our Solid Foundation

Clearly, we did not get to our good position overnight.

Beginning in 2007, our BioPharma Transformation has been comprehensive, impacting all parts of our organization in all parts of the world. It has been a journey. It has taken vision. And it has taken a lot of hard work.

- It has also taken a new Mission – one based on helping patients prevail over serious diseases exclusively through innovative pharmaceutical products.
- It has taken a new strategy – one premised on the three pillars of innovation, continuous improvement and selective integration.
- It has taken a new approach to the way we do business – one guided and fueled by a more agile, entrepreneurial and accountable culture.
- And it has taken an unwavering commitment to compliance, business ethics and personal integrity – a commitment that has become central to who we are, what we do and how we do it.

Simply stated, our BioPharma Transformation has been built on a solid foundation of realistic expectations, high aspirations and a commitment to excellence that runs throughout our entire company.

Our Diversified Portfolio and Pipeline

This foundation, in turn, made it possible for us to work through challenges and seize opportunities in 2012, while positioning ourselves for a successful future.

Most notably, it helped us to manage the losses of exclusivity of *Plavix* and *Avapro/Avalide*. Having long known that two of our biggest products were going off patent in 2012 and that the financial impact would be considerable, we planned accordingly and executed successfully. We strengthened our diversified portfolio with new products and new indications. We achieved significant clinical advances. And we renewed our commitment to productivity.

Cardiovascular Disease

In the last weeks of the year, we gained several approvals for *Eliquis*, a new medication for the prevention of stroke and systemic embolism for adult patients with nonvalvular atrial fibrillation, or NVAF. Specifically, *Eliquis* was approved in Europe, Canada, Japan and the United States.

This was an important development for patients. Atrial fibrillation is a common heart arrhythmia that affects millions of people worldwide. It is a condition that significantly increases the risk of stroke as well as the burden to patients who suffer a stroke.

This was also an important development for physicians. *Eliquis* is the only anticoagulant with proven superior risk reduction versus warfarin in the three critical outcomes of stroke prevention, major bleeding and all-cause death in patients with NVAF. For nearly 60 years, warfarin has been the standard of care for this patient population.



Lamberto Andreotti, Chief Executive Officer

"Simply stated, our BioPharma Transformation has been built on a solid foundation of realistic expectations, high aspirations and a commitment to excellence that runs throughout our entire company."

Finally, this was a very positive development for our company and for our alliance with Pfizer, because it further underscored the value of our partnership and the leadership role both companies continue to play in providing innovative medicines for the treatment of cardiovascular disease.

Diabetes

In 2012, we continued to expand our *Onglyza* franchise and delivered a 50% increase in year-over-year sales.

We also acquired Amylin, a biopharmaceutical company specializing in diabetes and other metabolic diseases, and with it, three marketed products, including *Byetta* and *Bydureon*, and a state-of-the-art manufacturing plant in Ohio. And very importantly, we also expanded our 5-year-old diabetes partnership with AstraZeneca.

Toward the end of the year, we gained European Commission approval for *Forxiga*, a once-daily oral medication that provides a completely new option to improve glycemic control in adult patients with type 2 diabetes.

In light of all of these developments, we are now able to offer three innovative classes of medicines to help address the diverse needs of patients with type 2 diabetes. This is good news for our company and for the patients we serve. Type 2 diabetes is a chronic, progressive disease that is growing in prevalence across the globe. According to the World Health Organization (WHO), there are an estimated 346 million people with diabetes worldwide. By 2030, that number is projected to double. Consequently, there is a real need for new treatment options.

Immuno-Oncology

Yervoy continued to get established in markets throughout the world. Global sales increased 96% over the previous year, and this breakthrough product demonstrated an unprecedented 5-year survival curve for melanoma patients.

Our Research and Development team also made progress with two potential products – nivolumab, which is in Phase III trials for lung, renal and skin cancers, and elotuzumab, for multiple myeloma.

These developments reaffirmed Bristol-Myers Squibb's position as a leader in the field of oncology and a pioneer in the new, increasingly promising field of immuno-oncology.

Hepatitis C

With respect to hepatitis C, we were disappointed about the need to discontinue the BMS-986094 clinical program, but in the interest of patient safety, we acted swiftly to end it.

Despite this situation, our hepatitis C portfolio remains significant. We made important progress on an oral dual-regimen in development in Japan, where we plan to file a regulatory submission in 2013, and we intensified our focus on the Phase II development of an all-oral triple regimen, preparing the way for Phase III trials in 2014.

Our Improved Organization

Central to our transformation and a key to our ongoing success has been an active focus on continuous improvement, particularly through enhanced productivity and forward-looking changes to our organization.

In 2012, we began implementing a new global structure – one better suited for our increasingly diversified portfolio and geographical emphasis. This included a restructuring of our U.S. and European operations as well as our approach to global markets. We also launched the Enterprise Services organization, an effort to streamline internal operations, and we unveiled a new, cutting-edge Plant Network Strategy in our manufacturing organization.

To my Senior Management Team I welcomed three new executives in 2012 and one more early in 2013. Promoted from within our company were John Elicker (Public Affairs and Investor Relations) and Samuel Moed (Strategic Planning and Analysis). Recruited to our company were Frances Heller (Business Development) and Ann Powell Judge (Human Resources).

Individually and collectively, these organizational changes are all designed to help us to do our work faster, smarter and better – to deliver the promise of our portfolio more effectively and efficiently – and to impact positively the lives of people around the world.

Our Steadfast Commitment

After all, people are at the center of everything we do. People who depend on our innovative medicines. People who live in our communities. People who work for our company. Our commitment is to them and their families, and in 2012, this was demonstrated in compelling ways.

For patients, our commitment includes our work in the laboratory to discover and develop innovative new medicines as well as our work in the field to promote access to them. We therefore focus a great deal of time and resources also making access a reality for people living in the most challenging circumstances. In 2012, that meant expanding our U.S.-based *Together on Diabetes* program – which began in 2010 with a $100 million grant – to China and India, two countries with the largest populations of diabetic patients. It also meant completing the first successful phase of our five-country collaboration with the WHO concerning the HIV/tuberculosis epidemic in sub-Saharan Africa, an initiative that represents an extension of our landmark *SECURE THE FUTURE* program.

For communities, our commitment expressed itself through our continued work with the United Nations Global Compact and with our own Go Green and Earth Day initiatives. These efforts – combined with the progress made on our Sustainability 2015 Goals – contributed to our top designation on the 2012 Corporate Responsibility magazine's 100 Best Corporate Citizens list.

For employees, our commitment was clear in the work we did to develop, enrich and recognize our people. We reaffirmed our longstanding adherence to equal opportunity principles and rededicated ourselves to maintaining a work environment that values diversity and that embodies fairness, equity and respect. Once again, we placed an emphasis on maintaining an atmosphere designed to promote a good work product and a good work experience.

Clearly, we are in a strong position. Our BioPharma Transformation has been a journey during which we have worked through many challenges and seized many opportunities. We have been finding our way through the losses of exclusivity. We have been adapting to the "new normal" of global economic uncertainty. And we have just completed an important year of transition – one that underscored the potential of our increasingly diversified portfolio and pipeline of innovative medicines.

All of this enables us to bring new possibilities to patients.

Lamberto Andreotti
Chief Executive Officer
March 11, 2013

Message from the Chairman of the Board

For years, we had been talking about a "patent cliff" – an enormous drop in sales and earnings that would occur when two of our biggest products, *Plavix* and *Avapro/Avalide*, lost their exclusivity in the United States. We discussed its likely impact on our organization. We debated its effect on our portfolio. Some even wondered whether we could recover.

Over time, however, that conversation took a different turn.

In fact, when both products lost their exclusivity in 2012, we did not fall off a cliff. We remained strong and just continued doing what we do best: driving sales, launching products, building our future. In the end, the "cliff" turned into more of a "slope," and the conversation refocused on our bright future.

This is an important story, because it speaks to the strength, the resiliency and the capacity of Bristol-Myers Squibb.

Over the past several years, our company has changed in significant ways. We have evolved our mission and strategy. We have diversified our portfolio and geographical focus. We have repurposed and redirected our organization. All in all, we have done a great deal to transform Bristol-Myers Squibb into a benchmark BioPharma company.

And last year, the results were impressive. Strong double-digit growth in sales of our new and in-line products. The augmentation of our diabetes franchise through a major acquisition, a new product approval and the strengthening of our alliance with AstraZeneca. The further development of our exciting work in immuno-oncology. The much-anticipated approval in several countries of *Eliquis* for atrial fibrillation.



James M. Cornelius, Chairman

"Going forward, the foundation established in recent years – coupled with our proven ability to deliver under difficult circumstances – should help guarantee our continued success."

All of this has made it possible to mitigate the impact of the patent losses and find our way through an increasingly complex, increasingly challenging global economic environment. Granted, we will continue to feel the effect of those losses, but there is no mistaking it: Through careful planning and smart execution, we ended 2012 in a solid position.

Going forward, the foundation established in recent years – coupled with our proven ability to deliver under difficult circumstances – should help guarantee our continued success.

Since joining our company in 2006, I have had the opportunity to work with some extraordinary people during some extraordinary times. As CEO, I was able to launch our BioPharma Transformation and help guide the organization through the early years of this important process. As Chairman, I have been able to work closely with CEO Lamberto Andreotti and his team as they take the company to the next level. In addition, I want to thank Louis Freeh, who recently retired from the Board, and R. Sanders Williams, who will retire on May 7, for their dedicated and outstanding service to the company.

We have literally transformed Bristol-Myers Squibb into a BioPharma leader and are making an important difference in the lives of our patients and in the communities in which we live and work. And as we transition to the portfolio of the future with an organization well positioned to own that future, I feel extremely confident and genuinely proud.

James M Cornelius

James M. Cornelius
Chairman
March 11, 2013


THE FRONTIERS OF SCIENCE

Developing New Possibilities for Patients

Today we stand on the frontiers of extraordinary new possibilities for addressing significant unmet medical need. And while we have come a great distance in the past several years to successfully transform ourselves into a benchmark BioPharma company, there are great opportunities to do even more. Most importantly, we have and will continue to attract and retain the best people around the world. And each day they come to work, they remain committed to a single overriding mission: to help more patients prevail in their fight against serious diseases.

As we look to the future, we will need to focus our efforts across a number of essential areas:

- Extending the Reach of Our Medicines – Ensuring that more patients around the world gain access to our leading medicines will help them prevail over their illnesses, create value for our shareholders and develop the resources required to invest in our future.
- Ensuring a Robust R&D Pipeline – In addition to the diseases for which we have medicines already available, we continue to diversify and expand our horizons in areas like hepatitis C, neurodegenerative disorders and fibrosis.
- Creating a Culture of Continuous Improvement – Working smarter, better and faster will help us drive our competitive advantage to deliver the promise of new medicines.
- Developing Innovations on the Frontiers of Medicine – Cardiovascular disease, immuno-oncology and diabetes are three leading areas where we have recently introduced new medicines and where we are developing a pipeline of innovative therapies that expand the frontiers of biomedical research.
- Committing to Responsible Citizenship – Acting in a socially responsible, ethical and sustainable manner is a commitment we must make and act upon every day.

In this Special Report, we examine each area and introduce you to examples of how our people continue to transform Bristol-Myers Squibb and in so doing, help develop new possibilities for patients everywhere.



Medicines That Fuel Our Growth

At Bristol-Myers Squibb, we rely on a strong lineup of products to accelerate our growth and help fuel research for promising future possibilities. Key brands today include *Orencia* (abatacept) for rheumatoid arthritis (RA); *Sprycel* (dasatinib) and *Erbitux* (cetuximab) for cancer; *Reyataz* (atazanavir), *Atripla* (efavirenz with emtricitabine and tenofovir) and *Sustiva* (efavirenz) for HIV/AIDS; *Baraclude* (entecavir) for hepatitis B; and *Onglyza* (saxagliptin), and *Kombiglyze* XR and *Komboglyze* (saxagliptin and metformin HCl fixed-dose combinations) for diabetes (also see pages 16-17). Not only is use of many of these therapies on the rise for approved indications, but in many cases, new research is seeking to examine their ability to benefit more patients.

Orencia

Orencia crossed $1 billion in annual sales in 2012. Additional growth has come with the approval of subcutaneous (SC) administration in the U.S., Europe and Australia, allowing patients who wish to do so to self-administer the medication. Worldwide, SC formulations currently represent about 70 percent of the total RA biologics market, 80 percent in Europe alone. With its unique mechanism of action, differing from standard anti-tumor necrosis factor (TNF) agents, and a balance of efficacy and safety, *Orencia* provides an important biologic alternative to standard anti-TNF treatments. Also, *Orencia* is the only biologic agent currently available in both intravenous (IV) and SC formulations for the treatment of RA.

New clinical data from the *AMPLE* study, presented last year, further supports the efficacy of *Orencia*. The first large head-to-head trial of its kind in RA, *AMPLE* found that *Orencia* showed comparable efficacy to a commonly prescribed TNF inhibitor. Further exploring additional uses, Phase III trials are beginning in lupus nephritis, a complex disease with a high unmet need, and in psoriatic arthritis.

Sprycel and *Erbitux*

Sprycel became a billion-dollar product globally for the first time in 2012, having established itself as an important medicine to treat chronic myeloid leukemia (CML) in both treatment-naïve and refractory patients. Physicians appreciate the fast and deep responses to the disease that *Sprycel* offers and its ability to achieve early response milestones. The approval of *Sprycel* as a first-line therapy has helped provide additional benefits for patients newly diagnosed with CML. Also, patients and physicians increasingly value the demonstrated long-term benefit and the simplicity of *Sprycel*'s once-daily dosing regimen. *Sprycel* was successfully launched in China in mid-2012 for second-line CML treatment, becoming our company's first oncology therapy launched in China in 17 years. To further address areas of unmet medical need, ongoing studies are examining whether CML patients who have significant responses to *Sprycel* can eventually come off therapy and maintain their responses. Early studies also are assessing *Sprycel* in mutation-defined lung cancer and in pancreatic cancer.

In 2012, *Erbitux* was approved for use as a first-line treatment option for patients with KRAS-mutation-negative (wild type) metastatic colorectal cancer (mCRC) (about 60 percent of the total mCRC population). *Erbitux* was initially approved in 2004 as a second-line or later treatment option for mCRC. In 2011, *Erbitux* also received approval as a first-line treatment option in recurrent metastatic squamous cell carcinoma of the head and neck. The new indications are important advances in the treatment of these two prevalent tumor types, offering both prolonged survival and increased response rates.

Reyataz, *Atripla* and *Sustiva*

A long-time leader in HIV treatments, Bristol-Myers Squibb was the first (partnering with Gilead) to bring a single-tablet regimen to the market with *Atripla*. Despite an increasingly competitive environment, *Atripla* remains the number-one-prescribed single tablet HIV regimen in the U.S., a position built on a foundation of proven efficacy and long-term virologic suppression. *Reyataz*, launched in 2003, exhibits durable viral control and a strong resistance profile. It is used in both treatment-naïve and drug-resistant patients and plays an important role in the treatment of women, with data supporting its efficacy and safety in this population and with a unique label for use in pregnant women with HIV/AIDS.

Indeed, we have placed a special focus on women living with HIV, a vulnerable and growing population. In Europe, for example, where women represent one-third of new HIV diagnoses, the company, in partnership with an independent faculty that includes health care providers and patient groups, has launched SHE, an


Lucja Blesi

A Change for the Better

For the past six years, Lucja Blesi, a 42-year-old mother of two and book dealer in St. Gallen, Switzerland, has been battling rheumatoid arthritis.

It started as a mysterious joint swelling of a finger, and then worsened until her hands, feet and other joints were affected. The pain was constant and impaired her ability to walk. "I was unable to get up in the morning," Blesi recalls. And while a standard therapy subsequently relieved much of the pain, "It was difficult to go on vacation. Many acute flareups still caused severe bouts of pain," she admits.

In 2011, her rheumatologist, Rüdiger Müller, M.D., at the Cantonal Hospital of St. Gallen, prescribed *Orencia* IV. Her acute episodes have decreased and now she is back to taking walks and even skiing. Recently, Müller switched her to the newly approved subcutaneous formulation of *Orencia* so that she can administer the medication herself. He is enthusiastic about the broadened options for using *Orencia*. "This way," he says, "we can treat patients with *Orencia* according to their preferred mode of administration."

"When I used to have these terrible episodes," Blesi says, "I would think, 'Why me? Why now?' But now I am getting back to doing the things I used to do."

initiative to improve the quality of life for women living with HIV. The program seeks to educate health care providers about the special needs of women while also empowering women to get the most out of health care services. SHE "units," multidisciplinary teams based in clinics and hospitals, have been established at 16 health facilities in Europe, with 32 more planned for 2013. The teams draw on SHE program medical and peer support materials and faculty expertise to improve care and encourage best practices.

Baraclude

Baraclude sales were $1.4 billion in 2012, with over 80 percent of sales coming from outside the U.S., including 35 percent growth in China, its largest market. About three-quarters of the 350 million people worldwide infected with hepatitis B virus are in Asia, including more than 90 million in China. The growth of *Baraclude* as first-line therapy for chronic hepatitis B infection is supported by data demonstrating sustained viral load reduction, minimal resistance and a favorable long-term safety profile, along with disease awareness efforts about understanding how the disease affects the liver.

Looking to the future, studies are underway of a novel interferon, peginterferon lambda-1a, both as a potential stand-alone hepatitis B treatment and as part of combination treatment with *Baraclude*.



A Robust Pipeline for Tomorrow

Sustaining a robust pipeline of possible new therapies is critical to our company's success.

Fortunately, strategies to sustain success have been in place for a number of years – and are working. Today, we rank among the pharmaceutical industry's leaders in success rates for compounds getting through discovery and development as well as for our average R&D spend for each new molecular entity approved.

"Our North Star remains significant unmet medical need," says Francis Cuss, senior vice president, Research. "We guide ourselves and navigate by it." That approach allows us to define, but not necessarily limit ourselves to, a specific set of disease areas – adjusting based on changes in unmet medical need, the competitive environment and evolving science. As a result, we have added new exploratory disease areas, including fibrosis, heart failure, neurodegenerative disorders such as Parkinson's disease, and diabetic kidney disease. For instance, for Parkinson's, we entered into a licensing agreement and collaboration with Vanderbilt University to develop novel compounds to treat the disease.

We jump-started our efforts in fibrotic diseases, caused by the buildup of potentially deadly scar tissue in different tissues of the body, by acquiring Amira Pharmaceuticals in 2011, which already had a lead compound in early clinical development. And we entered into a translational R&D collaboration with Duke University to further explore biomarkers, assays and dosages for the lead Amira program for idiopathic pulmonary fibrosis, a chronic progressive lung disease. For heart failure, we entered into a discovery collaboration with Ambrx Pharmaceuticals, focusing on what may be an important biological target to treat the disease (also see page 12).

These agreements and others reflect a broader strategy that recognizes that scientific innovation can and should come from both internal and external sources. By selectively integrating capabilities in research and development, we can better leverage new technologies and therapeutic opportunities.

We formalized that process in 2007 through a String of Pearls business development strategy that has since led to about 20 strategic alliances, partnerships and acquisitions, including Amylin Pharmaceuticals, acquired in 2012, along with its first-in-class diabetes therapies, its pipeline and its expertise in metabolic disorders. "Over the years, we have treated external and internal innovation just the same," Cuss adds. "It has become a core capability of ours."

Hepatitis C (HCV), which affects 170 million people worldwide, represents another frontier area where Bristol-Myers Squibb does not yet have a marketed product, but does have multiple candidates based on a multipronged strategy that offers the real potential for cure.

We believe that the global HCV patient population is diverse and therefore will require different treatment types, including a variety of combinations. In fact, our researchers were the first to demonstrate the potential for cure with an all-oral regimen, potentially sparing patients the difficult-to-tolerate therapies that are components of the current standard of care.

Leading the way are two internally discovered oral antivirals - daclatasvir and asunaprevir - which, in Phase II trials, demonstrated a high cure rate in patients infected with the genotype 1b strain of HCV. A regulatory submission is planned in Japan in 2013 seeking to benefit patients there (some 1.5 million) who share this genotype. Also, having presented Phase II data in November 2012 on a triple regimen that adds a third company-discovered antiviral, expectations are to move that all-oral triple regimen into Phase III trials in 2014. Finally, for some patient populations who might benefit, we are continuing development of a novel peginterferon lambda-1a for both hepatitis B and hepatitis C.

Efforts continue to recharge therapeutic areas, with new HIV therapies to overcome drug resistance as well as new classes like HIV attachment and maturation inhibitors; an ongoing focus on new target inhibition in oncology with, for example, JAK inhibitors for certain blood cancers; and programs for additional autoimmune diseases, including lupus and inflammatory bowel disease.

Also being studied is elotuzumab, a monoclonal antibody in Phase III trials for multiple myeloma, an incurable disease with about 50,000 cases in the U.S. and Europe each year and about 100,000 cases worldwide. While elotuzumab does not work directly on immune system targets (also see pages 14-15), it instead binds to a protein that is widely expressed on


Nisha Gupta, M.D.

After a Long Struggle…Forever Grateful

Too many times, it looked like Nisha Gupta's battle against hepatitis C would end badly. The Detroit-area rheumatologist first contracted the chronic infection in May 1990 when, as a medical resident, she drew blood from an infected patient. Although she wore gloves, the needle pricked her skin. Soon she experienced her first symptoms and eventually was diagnosed with hepatitis C.

Dr. Gupta received treatments on and off ever since, first to slow the infection's advance and then mostly to control symptoms like severe itching, fatigue and mental confusion. "I worked until September 2009, when I found out I had liver cancer," Gupta recalls. "By then I was prepared to die."

By her first liver transplant, she was suffering from hepatic encephalopathy, a worsening of brain function when the liver is no longer able to remove toxic substances in the blood. Her remissions after two liver transplants were short-lived, but her family and physician never lost hope. Her hepatologist tried to obtain compounds then in clinical development from two manufacturers under the FDA's compassionate use program, where physicians can apply for early access to experimental compounds for individual patients who have no effective therapeutic alternative. Concerned about drug interactions with their compounds, the companies rejected the applications.

Then the FDA suggested a third experimental therapy from Bristol-Myers Squibb. Its investigational compound was daclatasvir, currently in Phase III trials and not yet approved. Bristol-Myers Squibb said yes, and daclatasvir was given alongside two standard therapies.

Eric Hughes, M.D., Ph.D., had just arrived at Bristol-Myers Squibb back in 2010. Among his responsibilities was coordinating virology compassionate use inquiries. "Given Dr. Gupta's dire straits, we believed the risk/benefit profile of providing early access to daclatasvir was acceptable," he says.

Today, Dr. Gupta is virus free and offers "a very special thanks to Bristol-Myers Squibb and its compassionate employees. They gave hope back to me and my family."

multiple myeloma cells, but minimally expressed on normal tissue. It is believed that this mechanism allows the immune system to selectively kill myeloma cells with minimal effects on other cell types. It has shown promise in mid-stage trials.

Pipeline sustainability ultimately depends on other parts of our approach to R&D, including a strategy of creating backups for compounds in development, expertise in key biologic targets and a "follow the science" philosophy in clinical development that better characterizes both benefit and risk and is willing – and able – to challenge the current standards of care for the benefit of patients.

For more information on other pipeline possibilities, see sections in this report on how our current products are fueling growth and on groundbreaking efforts in cardiovascular disease, immuno-oncology and diabetes.



R&D PIPELINE | OUR PIPELINE IS ONE OF THE STRONGEST IN THE INDUSTRY.

	Exploratory Development	Full Development	Ongoing Development for Approved Medicines**
Oncology	Anti-Fucosyl GM1 JAK2 Inhibitor IL-21 Lirilumab (Anti-KIR) Urelumab (Anti-CD137) Notch Inhibitors Anti-CXCR4 Anti-LAG3	Nivolumab (Anti-PD-1) Elotuzumab	*Yervoy* 1st line Metastatic Melanoma Adjuvant Melanoma 1st line Squamous Non-Small Cell Lung Small Cell Lung Prostate (post hormonal therapy) Prostate (post chemotherapy) Gastric Ovarian *Sprycel* Pediatric Pancreatic *Erbitux* Esophageal
Metabolic Diseases	GPR119 Agonist PEG-FGF21 GPR40 Agonist 11βHSD Inhibitor	Metreleptin	*Forxiga** Fixed dose with metformin Fixed dose with *Onglyza* Pediatric *Onglyza* Pediatric Cardiovascular Outcomes *Bydureon* Dual-Chamber Pen Weekly Suspension Cardiovascular Outcomes Pediatric *Byetta* Pediatric
Cardiovascular	LXR Modulators PCSK9 Adnectin IKur Antagonists PEG-Relaxin CCR2/5 Antagonists Factor XIa Inhibitor (Parenteral) Factor XIa Inhibitor (Oral)		*Eliquis* Venous Thromboembolism Treatment
Virology	Anti-PD-L1 HIV Maturation Inhibitor NS5B Non Nuc Inhibitor HIV Attachment Inhibitor NRT Inhibitor	Peginterferon lambda-1a Daclatasvir (NS5A Inhibitor) Asunaprevir (NS3 Inhibitor)	*Baraclude* Pediatric *Reyataz* Pediatric Powder *Sustiva* Pediatric
Neuroscience	Microtubule Stabilizer Triple Reuptake Inhibitors Gamma Secretase Modulator α-7 Nicotinic Agonist Myostatin Adnectin		
Immunoscience	Anti-CD40L Anti-CD40 Anti-CD28 Anti-IL31 IL-17/IL-23 biAb S1P1 Modulator CCR1 Antagonists LPA1 Antagonist Anti-IP10 Clazakizumab (Anti-IL6)		*Orencia* Lupus Nephritis Psoriatic Arthritis

Compounds in **Exploratory Development** are in preclinical or early clinical development. **Full Development** compounds are investigational drugs that are in later-stage clinical development or have been submitted to regulatory agencies for approval.

Pipeline data as of February 15, 2013

The **Ongoing Development** for **Approved Medicines** table includes compounds that have been approved in at least one major market and are in development for additional indications or formulations that may benefit patients.

** Includes Phase II or later registrational programs

**Forxiga* is not approved in the U.S.


Devens

Working Smarter

The goal of continuous improvement is doing our jobs smarter, faster and better. And whether it is creating organizational changes or finding new ways to become more efficient, the ultimate aim of a culture of continuous improvement is to ensure effective and efficient operations, ones that also help enhance greater collaboration across the entire company.

A significant action in 2012 to drive greater efficiency and effectiveness was the creation of the Enterprise Services organization. "Its mission," says Paul von Autenried, senior vice president, Enterprise Services, and chief information officer, "is to make it easier to get work done by delivering global end-to-end services on which we all depend to perform our jobs." Through the consolidation of teams within information technology, finance, human resources, purchasing, marketing and contracting, Enterprise Services is building new capabilities and making improvements to existing capabilities that enable and accelerate the operation of the company. For example, in collaboration with Global Manufacturing and Supply, Enterprise Services completed a three-year project to provide a single global system that standardizes and controls financial, manufacturing, supply chain and order processing records across Bristol-Myers Squibb.

Global Manufacturing and Supply launched two important initiatives in 2012 that focus on continuous improvement. The Plant Network Strategy aims at optimizing our entire manufacturing network by increasing the utilization of our facilities and focusing the plants on what they each do best. And as part of the Operational Excellence Transformation initiative, sites across our network are embedding analytical tools and business processes that optimize operations and build continuous improvement into the way they work. "Our teams are really embracing the continuous improvement culture," says Roberta McKee, senior vice president, Global Manufacturing Science and Technology. "For example, our active product ingredient plants in Ireland as well as our biologics plant in Devens have identified ways to significantly reduce cycle times, which increases capacity to support our growing pipeline."

Efforts to improve processes also have been wide-ranging and ongoing across every aspect of R&D. Every part of the R&D organization has an important role to play. For example, Research and Pharmaceutical Development scientists are seeking to replace liquid blood samples, which are difficult to store and costly to ship, with dry samples. "It's such a great concept," says Paul Biondi, senior vice president, R&D Operations. "It doesn't only reduce costs, but it also allows our people to stay focused on research rather than materials handling." What's more, changing how clinical samples are collected, analyzed and stored is expected to save the company more than $70 million a year. Additional improvements under study range from an initiative to obtain greater efficiencies in clinical site selection that could enhance clinical trial startups, patient recruitment and retention, to automating certain cell culture feeding processes that could enhance multiple drug discovery efforts.



Cardiovascular Disease

In late 2012, Bristol-Myers Squibb received regulatory approvals for *Eliquis* (apixaban) in the U.S., EU, Japan and Canada. Tested in one of the largest clinical trial programs ever undertaken, it was approved to reduce the risk of stroke and systemic embolism in patients with nonvalvular atrial fibrillation, the most common cardiac arrhythmia. Without lifelong treatments, these patients are at serious risk of developing strokes.

Clinical studies comparing *Eliquis* (a Factor Xa inhibitor) to warfarin, the standard of care for almost 60 years, found that *Eliquis* was superior in reducing stroke and systemic embolism, major bleeding and mortality. In a trial comparing *Eliquis* to aspirin in patients who could not take warfarin, *Eliquis* showed a substantial reduction in stroke risk, without a significant increase in major bleeding compared to aspirin.

"While it took more than a decade to bring *Eliquis* to patients, it remains the only drug in its class that shows superiority against warfarin in patients with atrial fibrillation in all three measures: stroke and systemic embolism, major bleeding and mortality," says Jack Lawrence, M.D., *Eliquis* full development lead. Scientists at DuPont Pharmaceuticals, which we acquired in 2001, provided the first clinical proof that direct Factor Xa inhibition with a small molecule was an effective approach to preventing clots.

In addition to recent approvals for stroke risk reduction in atrial fibrillation, in 2011 *Eliquis* received clearance in the EU to prevent venous thromboembolic events (VTEs) following elective hip and knee replacement surgeries.

Beyond VTE prevention in the orthopedic setting, the company is studying *Eliquis* for VTE treatment, with the first of two large studies finding that *Eliquis* was superior to placebo in preventing recurrent VTEs in patients who had completed a standard anticoagulation course of therapy. Treatment with *Eliquis* for an additional year reduced the risk of the combined endpoint of recurrent VTEs and total mortality. Although patients on *Eliquis* are at risk for bleeding, in this study *Eliquis* did not show an increase in major bleeding. A second trial is studying whether *Eliquis* can replace the current standard of care as an initial course of treatment.

Eliquis joins other company efforts to reduce potentially debilitating and sometimes deadly cardiovascular events. After all, even with multiple interventions available, heart disease remains the leading cause of death worldwide. That's why we are developing both our cardiovascular and metabolic disease portfolios to focus on cardiovascular event reduction. Several of our novel diabetes agents – *Byetta* (exenatide), *Bydureon* (exenatide extended-release for injectable suspension) and *Forxiga* (dapagliflozin) – have demonstrated reductions in weight and blood pressure, two major risk factors for heart disease, while helping to control glucose levels, a third major risk factor. *Onglyza* (saxagliptin), *Bydureon* and *Forxiga* are being studied for their potential to be cardio-protective (also see pages 16-17).

New approaches are in earlier development. For example, along with Pfizer, our development and commercialization partner for *Eliquis*, Bristol-Myers Squibb is collaborating with Portola Pharmaceuticals to develop a novel reversal agent for urgent clinical situations where reversing the anticoagulation effects of certain blood thinners, including *Eliquis*, is needed.

Other R&D efforts are focused on heart failure, for which there are few new effective treatments, with a long-acting version of relaxin, a naturally occurring peptide that has the potential to improve cardiac function and patient survival. Also being studied is a next-generation anticoagulant to treat strokes as well as a compound that may be able to normalize the rhythms of atrial fibrillation. Therapeutic approaches for atherosclerosis include a novel therapy to remove cholesterol from plaque and a robust approach to lowering LDL (bad) cholesterol that, when combined with statins, potentially would allow patients to achieve their cholesterol-lowering goals.

Lawrence believes the attributes that helped bring *Eliquis* to market will also aid in developing a robust cardiovascular pipeline. "Our success with *Eliquis* speaks to the successful efforts of our global clinical development program that tested *Eliquis* at 4,000 sites, exploring five potential indications concurrently in nine large Phase III studies involving more than 60,000 patients," he says. "And it speaks to the talent and dedication of biologists, chemists and clinicians, who were involved in this pioneering Factor Xa program starting in 1994 and those who have stayed with this effort to this day."

Christopher B. Granger, M.D.

Lead Clinical Investigator Discovers *Eliquis* Benefits Close to Home

When Dr. Christopher Granger's mother was diagnosed with atrial fibrillation five years ago at the age of 79, she was prescribed warfarin, the standard of care. Now, Granger, a cardiologist, clinical researcher and professor of medicine at Duke University, is switching her prescription to *Eliquis*, Bristol-Myers Squibb's newly approved therapy to reduce the risk of stroke in patients with nonvalvular atrial fibrillation.

His decision for his mother is grounded on a unique experience. Granger was the co-principal investigator for *ARISTOTLE*, the global Phase III clinical trial that established the safety and efficacy profile of *Eliquis* versus warfarin, studying more than 18,000 patients at 1,000 sites.

"To study a promising new treatment for reducing stroke in atrial fibrillation was a great opportunity," he says. "After all, we know that the strokes that occur with fibrillation tend to be larger and more disabling than other types of strokes. Reducing risk of stroke is the dominant consideration when treating patients with atrial fibrillation."

Granger has participated in the *Eliquis* journey for about seven years, beginning with the first patients enrolled in *ARISTOTLE* in early 2006. "Those of us involved in clinical investigation are constantly surprised and humbled by the results of clinical trials. Sometimes we win and sometimes we don't. With this particular therapy, we and the patients were very fortunate. The results of *ARISTOTLE* – superiority for efficacy, a lower rate of bleeding as well as a reduction in all-cause mortality – were stunning."

He sees the challenges ahead, especially in getting some physicians to prescribe newer agents like *Eliquis* instead of warfarin. "I call it warfarin inertia," he says. "There is a resistance to change from something familiar, that you know works well, to something new. But at the end of the day, physicians must decide what is best for the patient. That decision should be driven by outcomes data."


Bristol-Myers Squibb



Immuno-Oncology

Over the past several decades, surgery, radiation, chemotherapy or targeted agents have represented the existing pillars of cancer treatment. But, for many with advanced cancer, long-term survival accompanied by a positive quality of life has remained an elusive goal. To find new approaches in treatment and to address this unmet medical need, Bristol-Myers Squibb is committed to advancing the science of immuno-oncology and to developing an innovative portfolio of cancer immunotherapies in a broad range of tumors.

Immuno-oncology is a rapidly evolving innovative treatment modality that offers the possibility of revolutionizing cancer treatment by directly targeting the immune system – in effect harnessing the patient's own immune system to fight cancer. As researchers learn more about how cancer evades the immune system, we recognize the potential for immuno-oncology drugs to work in multiple tumor types, change survival expectations and the way patients live with cancer.

New data continue to emerge on *Yervoy* (ipilimumab), our company's first cancer immunotherapy. Five-year follow-up results from three exploratory studies presented at a scientific meeting in September 2012 added to the growing body of long-term survival data for *Yervoy* in metastatic melanoma. The data confirmed what most of those working with *Yervoy* already had come to believe.

"*Yervoy* raised the bar on what it meant to be successful in treating metastatic melanoma," says Robert LaCaze, senior vice president, Global Commercialization, Oncology. "We are now talking about longer-term survival, providing high value for patients and for society."

Indeed, the introduction of *Yervoy* in the U.S. and Europe represents one of the most successful oncology launches in the past decade as more countries approve *Yervoy*, creating more access for patients.

"We are proud to have established immune-based therapies as a new modality of effective cancer treatment, working with the patient's own immune system rather than just on the tumor as occurs with standard approaches," says Michael Giordano, M.D., senior vice president and head of Development for Oncology and Immunosciences. "*Yervoy* is the first of what will be a portfolio of cancer immunotherapies from our company that work in different parts of the immune system's biologic pathways to enhance the body's own ability to kill cancer cells. This is unique from the other therapies we use today."

Our challenge is to increase the number of people who can benefit from *Yervoy* through dosing optimization, sequencing or combinations. Currently a study is underway to understand the most efficacious monotherapy dose – 3 mg/kg (currently approved) or 10 mg/kg – to increase patient survival. *Yervoy* is also in Phase III trials in prostate and lung cancers and in earlier trials in gastric and ovarian cancers, alone and in combination with other therapies. Finally, *Yervoy* is being investigated in the adjuvant setting, administered after surgical removal of the melanoma but before the cancer has had a chance to spread to other organs, to see if *Yervoy* can actually prevent a relapse into metastatic melanoma.

The next wave of the company's cancer immunotherapy investigational compounds, Giordano says, begins with nivolumab (BMS-936558, anti-PD-1), which in 2012 started five Phase III registrational studies in difficult-to-treat cancers: lung cancer, melanoma and renal cell cancer. In earlier studies, nivolumab showed durable responses with acceptable safety data. "As we think about improving patient outcomes, we think a new frontier will be to combine or sequence different immunotherapies," he adds. "That's where nivolumab could possibly play a role. Initially, if approved, we believe it may be used as a stand-alone therapy, but potentially it could be given with other treatments or administered in a sequence."

Nils Lonberg, Ph.D., senior vice president, Biologics Discovery California, explains how these agents work. "By targeting CTLA-4," he says, "a protein that normally helps keep immune system cells in check, *Yervoy* unblocks immune responses to tumor cells to increase the number of T-cells that recognize and attack cancers. Nivolumab acts on another negative signaling molecule by targeting the PD-1 receptor, which otherwise renders inactive immune system T-cells that could destroy cancer cells. By blocking PD-1, we reactivate these T-cells." Nivolumab was discovered at Medarex, which Bristol-Myers Squibb acquired in 2009. Medarex researchers also found synergies between PD-1 and CTLA-4, leading to early studies combining *Yervoy* and nivolumab. Those trials are ongoing.

Because Bristol-Myers Squibb is breaking new ground in immuno-oncology, in


Maureen O'Grady

Maureen O'Grady Finds a New Reason to Hope

"Before my diagnosis, we were having a great time," says Maureen O'Grady, of Milford, Connecticut. "Then I got the worst news of my life."

Concerned about a cough that wouldn't go away, in January 2009, O'Grady had an x-ray and follow-up tests that confirmed a devastating diagnosis: stage IV lung cancer, including a large mass in her right lung, and cancer lesions on her liver and kidney. Her first oncologist thought she might live another 12-18 months. "I had no hope," she later said. "I was given an expiration date."

Then, a second oncologist, this time at the Smilow Cancer Hospital at Yale University in New Haven, gave her a ray of hope. She recalls: "He said, 'You're not curable, but you are treatable.'" First came an aggressive chemotherapy regimen, then a second oral drug and after that, an investigational compound. Her cancer continued to spread.

In June 2010, O'Grady was offered a new option, to enter a clinical trial for a different type of therapy – an investigational immunotherapy called nivolumab (BMS-936558, anti-PD-1), a compound from Bristol-Myers Squibb still in development. "It caught my eye because it was actually going to improve my immune system to recognize the cancer and train my cells to attack it," she says. Today, her doctors are optimistic: the tumors have all shrunk, and the cancer has stopped spreading.

"While I've been on treatment, I've experienced so many milestones – from college graduations and weddings, to the birth of my grandsons, my own 40th high school reunion and my 39th anniversary with my husband," O'Grady says. "I couldn't be here today without the outpouring of love and care from my family and friends, my faith and the treatments I have received. I think it's the trifecta of my success."

mid-2012, we formed the International Immuno-Oncology Network, an innovative academic research collaboration with 10 leading cancer research centers around the world.

"The science of immuno-oncology is evolving very rapidly, and to stay at the forefront, we streamlined the process of engaging academic leaders," Lonberg says. "After all, we don't have a monopoly on science within Bristol-Myers Squibb. This network allows us to leverage the best science from around the world while also more efficiently conducting clinical experiments. The network will help us make some important strategic decisions and allows us to move science along much faster."

Bristol-Myers Squibb is also working with payers and other key stakeholders to understand how to assess the value of these new medicines. "Traditional standards of median survival do not fully capture the value of the long-term survival benefits being seen in patients," LaCaze adds.

"By focusing so many resources on immuno-oncology, we are going to fundamentally change the way we think about cancer," he says. "We do not have time to waste. Every day is important for cancer patients."



Diabetes

With the approval of *Forxiga* (dapagliflozin) in the EU and the company's acquisition of Amylin Pharmaceuticals, both in 2012, Bristol-Myers Squibb solidly enhanced the breadth of our product portfolio and the possibilities for addressing unmet medical need in diabetes treatment.

And by focusing on the cardiovascular co-morbidities that patients with type 2 diabetes often encounter, including obesity and hypertension, we have continued to expand our efforts beyond glycemic control to cardiovascular protection.

The result: through our Diabetes Alliance with AstraZeneca, we are offering physicians more options for making the right choices for individual patients.

"What resonates best with physicians is to talk about treatment objectives, based on the patient's characteristics, including their behavior," says Patrick Loustau, senior vice president, Global Commercialization, Cardiovascular and Metabolics. "We believe our major treatments can fit well into different types of treatment objectives."

Chris Cann, disease area lead for Metabolics, explains: "After you're diagnosed, you have to control your blood sugar, adhere to a much stricter diet, and have better treatment for hypertension and other cardiovascular conditions and risk factors. It often becomes challenging for a patient with diabetes to manage these multiple co-morbidities. Having a range of options gives the physician and patient more choices at any particular time in a patient's disease."

Forxiga is the first in a new class of drugs called SGLT2 inhibitors. It harnesses the kidneys to help reduce blood sugar by excreting excess sugar into the urine, thus lowering hemoglobin A1c levels while also providing reductions in weight and blood pressure. Discussions with the U.S. Food and Drug Administration (FDA) have created a likely path forward for the company to resubmit an updated *Forxiga* filing for consideration in the U.S. by the summer of 2013.

The Amylin acquisition added *Byetta* (exenatide), a twice-daily injectable, and its once-weekly formulation, *Bydureon* (exenatide extended-release for injectable suspension). Both mimic the activity of a human hormone, glucagon-like peptide (GLP-1), which stimulates insulin secretion from the pancreas, but only when blood sugar is high. Doing so effectively regulates glucose metabolism while better controlling the blood sugar spikes that occur right after eating, and slows the emptying of the stomach, which can contribute to weight loss.

Byetta, launched in 2005, was the first GLP-1 agonist. When *Bydureon* was approved in January 2012, it became the first and only weekly type 2 diabetes medication available. We plan to enhance the ease and convenience of *Bydureon* administration and, over time, to transform the medicine into a once-monthly treatment. *Symlin* (pramlintide), a third therapy developed at Amylin, is a first-in-class therapy for patients with type 1 and type 2 diabetes whose blood sugar is not properly controlled with mealtime insulin therapy.



A Unique Technology for a Novel Medicine

Company researchers had to create innovative technological solutions to produce *Bydureon*, a novel, sustained-release, once-weekly formulation of a twice-daily injectable for type 2 diabetes.

"We take the active ingredient – exenatide – and formulate it with a polymer into what are biodegradable microspheres, a unique technology where the microspheres are slowly absorbed, providing a controlled release of the active drug over seven days," explains Bob MacKay, general manager of the facility where *Bydureon* is produced. "The challenge was to make the microspheres of the appropriate size to give you the product release profile you wanted – and to create a polymer with the right composition."

Another challenge was to build the right manufacturing plant, one that could produce the microspheres with the desired qualities – including ensuring a sterile product – and in the quantities required. Located on 44 acres in West Chester, Ohio, north of Cincinnati, the highly automated plant was completed in 2009 at a cost of about $800 million. It became operational in late 2010 and currently has 330 full-time employees, representing key disciplines, including chemical and automation engineering, microbiology and chemistry.

Her Diabetes Helps Her Connect With Patients

For the past six years, 31-year-old Tehesha Jones has spent much of her time advising patients with diabetes how to manage the disease. As a registered nurse with a degree in public health, Jones knows what to say. But when she was diagnosed with type 2 diabetes in 2009, she was left speechless.

"It's one thing to teach your patients about it, but it's another when you are dealing with the medical condition yourself. Having all the book knowledge of what can happen as the disease progresses can be scary," Jones says.

She was first prescribed metformin, an oral medication. Then, she became pregnant and found herself injecting insulin four times a day to protect herself and her unborn child from gestational diabetes.

Soon after her daughter Aniyah was born, Jones's physician switched her to *Byetta*, an injectable medication from Bristol-Myers Squibb taken twice a day before meals. It offered the potential for reductions in weight, blood sugar control and few side effects. "While I was glad to lose about 10 pounds while taking *Byetta*, I was working 13 hours a day, would sometimes skip meals and too often miss that second injection."

When *Bydureon*, a once-weekly formulation of *Byetta*, came to market in 2012, her doctor switched her to *Bydureon*. Today, she injects herself weekly, has lost an additional 10 pounds, and eats a healthier diet. "*Bydureon* is convenient, even with a busy lifestyle," Jones adds. "And when patients with diabetes come to see me, I am able to share so much more with them."

Tehesha Jones

In addition, metreleptin, under a rolling Biologics License Application review by the FDA, is a potential treatment option for patients with lipodystrophy, a life-threatening, "ultra-orphan" rare disease estimated to impact a few thousand people worldwide. There are no approved drugs for the underlying cause of the disease, a deficiency in leptin, a hormone secreted by fat cells that is important in regulating metabolism.

Our company's innovative diabetes portfolio also includes *Onglyza* (saxagliptin), as well as *Kombiglyze* XR and *Komboglyze*, its fixed-dose combination products with metformin. *Onglyza* is a DPP-4 inhibitor, often used alone or with metformin, for patients at the earlier stages in their disease because of its strong safety and efficacy profile. The possibility that *Onglyza* may have a significant effect on cardiovascular event reduction is the subject of intensive study. During 2013, results should become available from the 16,500-patient *SAVOR* trial, designed to determine whether treatment with *Onglyza*, when added to the patient's current standard of care, would result in a reduction of cardiovascular events, including heart attacks and stroke. Large cardiovascular outcomes studies also are set for *Bydureon* and *Forxiga*.

Even after introducing entirely new approaches to treatment, company researchers continue to seek to broaden the potential for innovation. For instance, the company in-licensed a PEG-FGF21 peptide from Ambrx Pharmaceuticals, with its first-in-class potential to reduce both blood sugar and cardiovascular risk by improving the lipid dysfunction seen in many patients with diabetes. Another approach targets the inhibition of CCR2/5 receptors and is being tested in diabetic kidney disease. A third approach, 11βHSD inhibitors, has been shown in small studies to have activity in both diabetes and atherosclerosis.


Bristol-Myers Squibb

Reducing Global Health Disparities

In promoting health equity across the globe, "The Bristol-Myers Foundation seeks to develop and support community-based solutions where the needs are greatest today, while also extending programs to address developing needs," says John Damonti, its president.

For example, in Africa, the Foundation has been working alongside local partners in community-based programs to build capacity to help those disproportionately affected by the HIV/AIDS pandemic through its groundbreaking *SECURE THE FUTURE* initiative. Recently, it has also focused on the spread of tuberculosis (TB), a disease often found in the same populations and regions. Despite the best efforts of existing health systems, one-third of TB patients are either not reached for treatment or are not reported. In a five-country collaboration with the World Health Organization, the Foundation is encouraging non-governmental organizations (NGOs) already engaged in other activities, like HIV prevention and care, to integrate TB into their community-based efforts. These approaches are beginning to bear fruit, including new operational guidance for NGOs working on TB and helping national TB programs more effectively reach out to civil society. And in eight African countries, the Foundation is providing technical assistance to explore models of community-based TB activities. The Foundation's Technical Assistance Program also is expanding efforts to address emerging HIV-related health concerns, including female cancers, mental health problems and support for teens living with HIV.

In the U.S., the Foundation continues to bring its expertise to bear on catalyzing community-based solutions in mental health and well-being for at-risk and underserved populations. For example, 2012 represented the third year that the Foundation supported programs to help communities reintegrate veterans and their families and to help ensure that mental health resources are appropriate and sensitive to their experiences. Also in the U.S., the Foundation's *Together on Diabetes* program is encouraging clinic-community partnerships and team-based, patient-centered care. For example, it supports a Johns Hopkins Center for American Indian Health project that trains community health workers as health coaches, assisting Navajo and White Mountain Apache families implement self-care plans prescribed by their physicians and by their own traditions. The diabetes program also expanded to Asia, with multiyear grants awarded in India and China.

In Central and Eastern Europe, a region that suffers inordinately from higher cancer mortality rates than the rest of Europe, the Foundation has been active in building bridges to better cancer care. An emerging area of support has been community-based nursing, including establishing regional centers of excellence in nurse training and capacity building.

In Asia, the Foundation has focused on another major health concern – the millions affected by hepatitis B and hepatitis C, with programs initiated a decade ago in China and five years later in India. Today, its *Delivering Hope* program encompasses 42 projects. In 2012, the Foundation began to explore the development of centers of excellence in both countries to work with former grantees to disseminate evidence-based practices more broadly. ◆



A Commitment to Sustainability

Bristol-Myers Squibb's efforts to fulfill our commitment to economic, social and environmental sustainability were recognized in 2012 as we secured the top ranking on Corporate Responsibility magazine's annual list of the 100 Best Corporate Citizens. And in support of the UN Global Compact that promotes certain universal principles, Bristol-Myers Squibb issued a new Human Rights Policy for our global operations.

"We continue to make broad progress towards our Sustainability 2015 Goals," says Susan Voigt, vice president, Environment, Health, Safety and Sustainability. "Although some reductions in energy and water use and greenhouse gas emissions are being offset by site growth, more than 200 projects have been implemented since 2010."

Additional approaches are being studied to reduce packaging and other waste. For example, a project team successfully eliminated the printed cartons used to enclose plastic bottles containing *Abilify* (aripiprazole) tablets, thereby reducing our paperboard usage in the U.S. by about 140 tons annually. Also, as part of R&D Green Chemistry and continuous improvement initiatives, the operations group developed a solvent reuse program that has saved approximately 13,000 kilos of solvent.

Our employees remain committed to the spirit of sustainability by engaging in on-site and community activities. Earth Day celebrations were held at 51 locations worldwide in 2012, a 20 percent increase over the prior year. One effort involved hundreds of employees in New Orleans, where they provided their "Helping Hands" to clean up and plant flowers at local sport facilities. ◆

BRISTOL-MYERS SQUIBB
Financial Review

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EXECUTIVE SUMMARY

Bristol-Myers Squibb Company (which may be referred to as Bristol-Myers Squibb, BMS, the Company, we, our or us) is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. We license, manufacture, market, distribute and sell pharmaceutical products on a global basis.

The following key events and transactions occurred during 2012 as discussed in further detail in the Strategy, Product and Pipeline Developments and Results of Operations sections of Management's Discussion and Analysis:

- Our net sales and earnings declined as a result of the loss of exclusivity of *Plavix* (clopidogrel bisulfate) and *Avapro/Avalide* (irbesartan/irbesartan-hydrochlorothiazide).
- We received significant regulatory approvals pertaining to *Eliquis* (apixaban) for stroke prevention in patients with nonvalvular atrial fibrillation (NVAF), *Forxiga* (dapagliflozin) and the *Orencia* (abatacept) subcutaneous formulation.
- We acquired Amylin Pharmaceuticals, Inc (Amylin) and expanded our diabetes alliance arrangement with AstraZeneca PLC (AstraZeneca) to include Amylin-related products.
- We discontinued the development of BMS-986094 (formerly INX-189), a compound which we acquired as part of our acquisition of Inhibitex, Inc. (Inhibitex) to treat hepatitis C virus infection, in the interest of patient safety, which resulted in a $1.8 billion pre-tax impairment charge.

Highlights

The following table is a summary of our financial highlights:

	Year Ended December 31,		
Dollars in Millions, except per share data	2012	2011	2010
Net Sales	$ 17,621	$ 21,244	$ 19,484
Total Expenses	15,281	14,263	13,413
Earnings before Income Taxes	2,340	6,981	6,071
Provision for/(Benefit from) Income Taxes	(161)	1,721	1,558
Effective tax/(benefit) rate	(6.9)%	24.7 %	25.7 %
Net Earnings Attributable to BMS			
GAAP	1,960	3,709	3,102
Non-GAAP	3,364	3,921	3,735
Diluted Earnings Per Share			
GAAP	1.16	2.16	1.79
Non-GAAP	1.99	2.28	2.16
Cash, Cash Equivalents and Marketable Securities	6,352	11,642	9,982

Our non-GAAP financial measures, including non-GAAP earnings and related EPS information, are adjusted to exclude specified items which represent certain costs, expenses, gains and losses and other items impacting the comparability of financial results. For a detailed listing of all specified items and further information and reconciliations of non-GAAP financial measures see "—Non-GAAP Financial Measures" below.

Business Environment

The pharmaceutical/biotechnology industry is highly competitive and subject to numerous government regulations. Many competitive factors may significantly affect sales of our products, including product efficacy, safety, price, demand, competition and cost-effectiveness; marketing effectiveness; market access; product labeling; quality control and quality assurance of our manufacturing operations; and research and development of new products. To successfully compete in the healthcare industry, we must demonstrate that our products offer medical benefits and cost advantages. Our new product introductions often compete with other products already on the market in the same therapeutic category, in addition to potential competition of new products that competitors may introduce in the future. We manufacture branded products, which are priced higher than generic products. Generic competition is one of our leading challenges.

In the pharmaceutical/biotechnology industry, the majority of an innovative product's commercial value is usually realized during its market exclusivity period. Afterwards, it is no longer protected by a patent and is subject to new competing products in the form of generic brands. Upon exclusivity loss, we can experience a significant reduction of that product's sales in a short period of time.

Competitors seeking approval of biological products under a full Biologics License Application (BLA) must file their own safety and efficacy data and address the challenges of biologics manufacturing, involving more complex processes and costs than those of other pharmaceutical operations. Under the U.S. healthcare legislation enacted in 2010, there is an abbreviated path for regulatory approval of generic versions of biological products. This path for approval of biosimilar products under the U.S. healthcare legislation significantly affects the regulatory data exclusivity for biological products. The legislation provides a regulatory mechanism allowing for regulatory approval of biologic drugs similar to (but not generic copies of) innovative drugs on the basis of less extensive data than required by a full BLA. It is not possible at this time to reasonably assess the impact of the U.S. biosimilar legislation on the Company.

Globally, the healthcare industry is subject to various government-imposed regulations authorizing prices or price controls that will continue to impact our net sales. In March 2010, the U.S. government enacted healthcare reform legislation, signing into law the Patient Protection and Affordable Care Act (HR 3590) and a reconciliation bill containing a package of changes to the healthcare bill. We will continue to experience additional financial costs and certain other changes to our business as healthcare law provisions become effective.

The aggregate financial impact of U.S. healthcare reform over the next few years depends on a number of factors, including but not limited to pending implementation guidance, potential changes in sales volume eligible for the new rebates, discounts or fees, and the impact of cost sharing arrangements with certain alliance partners. Our future net sales beginning in 2014 could potentially be positively impacted from the expected increase in the number of people with healthcare coverage from the Patient Protection and Affordable Care Act.

In many markets outside the U.S., we operate in environments of government-mandated, cost-containment programs, or under other regulatory bodies or groups exerting downward pressure on pricing. For example, pricing freedom is limited in the UK by the operation of a profit control plan and in Germany by the operation of a reference price system. Many European countries have continuing fiscal challenges as healthcare payers, including government agencies, have reduced and are expected to continue to reduce the cost of healthcare through actions that directly or indirectly impose additional price restrictions. Companies also face significant delays in market access for new products as more than two years can elapse after drug approval before new medicines are available in some countries.

The growth of Managed Care Organizations (MCOs) in the U.S. significantly impacted competition in the healthcare industry. MCOs seek to reduce healthcare expenditures for participants through volume purchases and long-term contractual discounts with various pharmaceutical providers. Because of the market potential created by the large pool of participants, marketing prescription drugs to MCOs is an important part of our strategy. Companies compete for inclusion in MCO formularies and we generally are successful in having our key products included. We believe that developments in the managed care industry, including continued consolidation, continue to have a downward pressure on prices.

Pharmaceutical and biotechnology production processes are complex, highly regulated and vary widely by product. Shifting or adding manufacturing capacity is usually a lengthy process requiring significant capital expenditures and regulatory approvals. Biologics manufacturing involves more complex processes than those of traditional pharmaceutical operations. As biologics become a larger percentage of our product portfolio, we will continue to maintain supply arrangements with third-party manufacturers and incur substantial investments to increase our internal capacity to produce biologics on a commercial scale. The FDA approved our large scale multi-product bulk biologics manufacturing facility in Devens, Massachusetts in May 2012.

We maintain a competitive position in the market and strive to uphold this position, depending on our success in discovering, developing and delivering innovative, cost-effective products to help patients prevail over serious diseases.

We are the subject of a number of significant pending lawsuits, claims, proceedings and investigations. It is not possible at this time to reasonably assess the final outcomes of these investigations or litigations. For additional discussion of legal matters, see Note 21 "Legal Proceedings and Contingencies."

Strategy

Over the past few years, we transformed our Company into a focused biopharmaceutical company. We continue to focus on sustaining our business and building a foundation for the future by growing our newer key marketed products, advancing our pipeline portfolio and managing our costs. We expect that our portfolio will become increasingly diversified across products and geographies over the next few years.

We experienced substantial exclusivity losses this year for *Plavix* and *Avapro/Avalide*, which together had more than $8 billion of net sales in 2011. We had been preparing for this for a number of years. As expected, we experienced a rapid, precipitous, and material decline in *Plavix* and *Avapro/Avalide* net sales and a reduction in net income and operating cash flow. Such events are the norm in the industry when companies experience the loss of exclusivity of a significant product. We will also face additional exclusivity losses in the coming years. We also face significant challenges with an increasingly complex global and regulatory environment and global economic uncertainty, particularly in the European Union (EU). We believe our strategy to grow our newer marketed products and our robust research and development (R&D) pipeline, particularly within the therapeutic areas of immuno-oncology, cardiovascular/metabolic disease and virology, position us well for the future.

We continue to expand our biologics capabilities. We still rely significantly on small molecules as our strongest, most reliable starting point for discovering potential new medicines, but large molecules or biologics, derived from recombinant DNA technologies are becoming increasingly important. Currently, more than 40% of our pipeline compounds are biologics, as are four of our key marketed products, including *Yervoy* (ipilimumab).

We also continue to support our pipeline with our licensing and acquisitions strategy, referred to as our "string of pearls." During the third quarter of 2012, we acquired Amylin, a biopharmaceutical company dedicated to the discovery, development and commercialization of innovative medicines for patients with diabetes and other metabolic diseases. Following the completion of our acquisition of Amylin, we entered into a collaboration with AstraZeneca Pharmaceuticals LP, a wholly-owned subsidiary of AstraZeneca, which builds upon our existing alliance, further expanding our collaboration strategy. We are currently integrating the Amylin business into our development, manufacturing and commercial operations. We are also seeking to build relationships with academic organizations that have innovative programs and capabilities that complement our own internal efforts.

Product and Pipeline Developments

We manage our research and development (R&D) programs on a portfolio basis, investing resources in each stage of research and development from early discovery through late-stage development. We continually evaluate our portfolio of R&D assets to ensure that there is an appropriate balance of early-stage and late-stage programs to support future growth. We consider our R&D programs that have entered into Phase III development to be significant, as these programs constitute our late-stage development pipeline. These Phase III development programs include both investigational compounds in Phase III development for initial indications and marketed products that are in Phase III development for additional indications or formulations. Spending on these programs represents approximately 30-40% of our annual R&D expenses. No individual investigational compound or marketed product represented 10% or more of our R&D expenses in any of the last three years. While we do not expect all of our late-stage development programs to make it to market, our late-stage development programs are the R&D programs that could potentially have an impact on our revenue and earnings within the next few years. The following are the recent significant developments in our marketed products and our late-stage pipeline:

Eliquis – an oral Factor Xa inhibitor, targeted at stroke prevention in NVAF and the prevention and treatment of venous thromboembolic (VTE) disorders. *Eliquis* is part of our strategic alliance with Pfizer, Inc. (Pfizer)

- In December 2012, the U.S. Food and Drug Administration (FDA) approved *Eliquis* to reduce the risk of stroke and systemic embolism in patients with NVAF. *Eliquis* also received regulatory approval for this indication in Japan and Canada in December 2012, in the EU in November 2012, and in South Korea in January 2013.
- In December 2012, the Company announced the results of the Phase III AMPLIFY-EXT trial, which evaluated treatment with *Eliquis* compared to placebo over a one year period for the prevention of recurrent VTE in 2,486 patients who had already completed six to 12 months of anticoagulation treatment for VTE, including deep vein thrombosis or pulmonary embolism. In the trial, extended treatment with *Eliquis* 2.5 mg and 5 mg twice daily, demonstrated superiority versus placebo in the reduction of the composite endpoint of symptomatic, recurrent VTE and death from any cause. *Eliquis* also was superior to placebo for the predefined secondary efficacy outcome of recurrent VTE and VTE-related death. The rate of the primary safety outcome of major bleeding was comparable across treatment groups.
- In October 2012, the Company announced in a publication in *The Lancet* that the reductions in stroke or systemic embolism, major bleeding and mortality demonstrated with *Eliquis* compared to warfarin in the ARISTOTLE trial were consistent across a wide range of stroke and bleeding risk scores in patients with NVAF.
- In March 2012, additional analyses from the ARISTOTLE and AVERROES clinical trials were presented at the American College of Cardiology's 61st Annual Scientific Session.

Forxiga – an oral sodium-glucose cotransporter 2 (SGLT2) inhibitor for the treatment of diabetes that is part of our alliance with AstraZeneca

- In November 2012, the EC approved *Forxiga* for the treatment of type 2 diabetes in the EU.
- In June 2012, at the 72nd American Diabetes Association Scientific Sessions, the Company and AstraZeneca announced results from a Phase III clinical study that showed *Forxiga* 10 mg demonstrated significant reductions in blood sugar levels (glycosylated hemoglobin levels, or HbA1c) compared with placebo at 24 weeks when either agent was added to existing sitagliptin therapy (with or without metformin) in adult patients with type 2 diabetes. The results were maintained over a 24-week extension and similar results were observed when the data were stratified by background therapy. The study also demonstrated significant reductions in total body weight and fasting plasma glucose levels in patients taking *Forxiga* added to sitigliptin (with or without metformin), with results maintained throughout the duration of the study.

- In January 2012, the FDA issued a Complete Response Letter (CRL) regarding the NDA for dapagliflozin. The CRL requests additional clinical data to allow a better assessment of the benefit-risk profile for dapagliflozin. The companies will continue to work closely with the FDA to determine the appropriate next steps for the dapagliflozin application, and are in ongoing discussions with health authorities in other countries as part of the application procedures. The Company has met with the FDA and now has a path forward for potential approval for *Forxiga* in the U.S. The Company will provide additional data from ongoing studies to the FDA and expects to be able to resubmit the NDA for *Forxiga* in mid-2013. At this time, the Company expects that the FDA will have a six–month period in which to review the resubmission and will hold an Advisory Committee meeting.

Hepatitis C Portfolio – (Peginterferon lambda –a novel and potential first-in-class type 3 interferon in development; Daclatasvir – a NS5A replication complex inhibitor in development; Asunaprevir – a NS3 protease inhibitor in development)

- In November 2012, the Company announced the results of the global, D-LITE Phase IIb study, in which a 24-week regimen combining the investigational compound peginterferon lambda-1a with the investigational direct-acting antiviral (DAA) daclatasvir and ribavirin, achieved sustained virologic response 12 weeks post-treatment of treatment-naïve, genotype 1b chronic hepatitis C virus infection patients who achieved a protocol-defined response
- In November 2012, the Company announced Phase II data demonstrating that the 12-week Triple DAA treatment regime of daclatasvir, asunaprevir, and BMS-791325 (an NS5B non-nucleoside polymerase inhibitor) achieved sustained virologic response 12 weeks post-treatment in 94% of treatment naïve, genotype 1 chronic hepatitis C virus infection patients.
- In November 2012, the Company announced Phase II data demonstrating that the dual regiment of daclatasvir and asunaprevir, without interferon or ribavarin, achieved high rates of sustained virologic response 12 weeks post-treatment in patients with genotype 1b hepatitis C virus infections who were prior null responders to alfa interferon and ribavarin.

Elotuzumab – an anti-CS1 antibody under investigation for the treatment of multiple myeloma

- In December 2012, the Company announced the results of a small, randomized Phase II study in patients with previously treated myeloma. Two doses were tested, 10mg/kg and 20 mg/kg in combination with lenalidomide and low-dose dexamethasone. In the 10 mg/kg arm, median progression-free survival (PFS), or the time without disease progression or death, was not reached after 20.8 months of follow up (N=36) and the objective response rate (ORR) was 92%. Of patients who received elotuzumab at a dose of 20 mg/kg, median PFS was 18.6 months (N=37) and ORR was 76%.

Necitumumab – a novel targeted cancer therapy for non-small cell lung cancer

In November 2012, we provided notice of the termination of our global codevelopment and cocommercialization arrangement for necitumumab (IMC-11F8), a fully human monoclonal antibody being investigated as an anticancer treatment, which was discovered by ImClone and was part of the alliance between the Company and Eli Lilly and Company (Lilly), with all rights returning to Lilly. The termination is effective May 2014, though we and Lilly may terminate earlier.

Sustiva (efavirenz) – a non-nucleoside reverse transcriptase inhibitor for the treatment of HIV.

- In February 2013, the Company announced that the FDA has granted an additional six-month period of exclusivity to market *Sustiva*. Exclusivity for *Sustiva* in the U.S. is now scheduled to expire in March 2015.

Baraclude (entecavir) – an oral antiviral agent for the treatment of chronic hepatitis B

- In February 2013, the U.S. District Court for the District of Delaware invalidated the composition of matter patent covering *Baraclude*, which was scheduled to expire in 2015.
- In October 2012, a labeling update for *Baraclude* was approved by the FDA to include data on African Americans and liver transplant recipients with chronic hepatitis B infection.

Erbitux (cetuximab) – a monoclonal antibody designed to exclusively target and block the Epidermal Growth Factor Receptor, which is expressed on the surface of certain cancer cells in multiple tumor types as well as normal cells and is currently indicated for use against colorectal cancer and head and neck cancer. *Erbitux* is part of our alliance with Lilly.

- In July 2012, the FDA granted full approval of *Erbitux* in combination with the chemotherapy regimen folfiri (irinotecan, 5-fluorouracil, leucovorin) for the first-line treatment of patients with KRAS mutation-negative epidermal growth factor receptor-expressing metastatic colorectal cancer as determined by FDA-approved tests for the use.
- In April 2012, the FDA issued a CRL regarding the supplemental Biologics License Application (sBLA) in first-line non-small cell lung cancer which stated that, based on the current data package, the first-line indication for *Erbitux* in combination with vinorelbine and cisplatin is not approvable. Lilly and the Company do not plan to resubmit the filing.

Yervoy (ipilimumab) – a monoclonal antibody for the treatment of patients with unresectable (inoperable) or metastatic melanoma

- In November 2012, the National Institute of Health and Clinical Excellence (NICE) recommended *Yervoy*, which is approved in the EU for the treatment for previously, treated metastatic (advanced) melanoma, within the Final Appraisal Determination. This important recommendation will enable eligible patients in England and Wales to routinely access treatment with *Yervoy* through the National Health Services.
- In September 2012, the Company announced at the European Society for Medical Oncology 2012 Congress long-term follow-up data of the 024 study which evaluated newly-diagnosed patients treated with *Yervoy* 10mg/kg in combination with dacarbazine versus dacarbazine alone and five-year follow-up data from the rollover 025 study which evaluated patients with *Yervoy* 0.3 mg/kg or 10 mg/kg. The survival rates observed in study 024 at years three and four were not only stable but higher in patients treated with *Yervoy* plus dacarbazine versus patients who received dacarbazine alone. The estimated survival rates in the 025 study remained unchanged or relatively stable at five years compared to four years in newly-diagnosed patients and previously-diagnosed patients.

Orencia – a fusion protein indicated for rheumatoid arthritis (RA)

- In October 2012, the EC granted marketing authorization for a subcutaneous formulation of *Orencia* in combination with methotrexate for the treatment of moderate to severe active RA in adults.
- In June 2012, at the European League Against Rheumatism Annual European Congress of Rheumatology, the Company announced that AMPLE, a head-to-head trial of 646 patients comparing the subcutaneous formulation of *Orencia* vs. *Humira* (adalimumab), each on a background of methotrexate (MTX), in biologic naïve patients with moderate to severe RA met its primary endpoint (as measured by non-inferiority) demonstrating that *Orencia* plus MTX achieved comparable rates of efficacy for the American College of Rheumatology criteria of 20 percent (ACR 20) response at one year of 64.8% vs. 63.4% *Humira* plus MTX.
- In May 2012, the Company announced that the FDA had approved the Company's biologics manufacturing facility in Devens, Massachusetts for commercial production of *Orencia*.

Nulojix (belatacept) – a fusion protein with novel immunosuppressive activity for the prevention of kidney transplant rejection

- In June 2012, at the 2012 American Transplant Congress, the Company announced new four-year results from the long-term extensions (LTE) of the BENEFIT and BENEFIT-EXT clinical trials of *Nulojix*, the first T-cell costimulation blocker indicated for the prophylaxis of organ rejection in adult Epstein-Barr Virus seropositive patients receiving a kidney transplant, in combination with basiliximab induction, mycophenolate mofetil, and corticosteroids. Results showed that the safety profile of *Nulojix* through year four was consistent compared with results at year three with no new safety signals being identified, and that the renal function benefit versus cyclosporine was maintained through four years in patients enrolled in the LTE from both the BENEFIT and BENEFIT-EXT trials.

Onglyza/Kombiglyze (saxagliptin/once daily combination of saxagliptin and metformin hydrochloride extended-release) – a treatment for type 2 diabetes that is part of our strategic alliance with AstraZeneca

- In July 2012, the Company and AstraZeneca announced at the 17th World Congress on Heart Disease the results of analyses showing that *Onglyza* 5mg demonstrated improvements across key measures of blood sugar control (glycosylated hemoglobin levels, or HbA1c; fasting plasma glucose, or FPG and post-prandial glucose, or PPG) compared to placebo in adult patients with type 2 diabetes at high risk for cardiovascular disease.

In addition, in August 2012, the Company discontinued development of BMS-986094. This decision was made in the interest of patient safety. See Note 13 "Goodwill and Other Intangible Assets" for further information.

RESULTS OF OPERATIONS

Net Sales

The composition of the changes in net sales was as follows:

	Year Ended December 31,			2012 vs. 2011				2011 vs. 2010			
	Net Sales			Analysis of % Change				Analysis of % Change			
Dollars in Millions	2012	2011	2010	Total Change	Volume	Price	Foreign Exchange	Total Change	Volume	Price	Foreign Exchange
United States[(a)]	$ 10,384	$ 14,039	$ 12,800	(26)%	(30)%	4 %	-	10 %	3 %	7 %	-
Europe[(b)]	3,706	3,879	3,672	(4)%	6 %	(3)%	(7)%	6 %	5 %	(4)%	5 %
Rest of the World[(c)]	3,204	3,237	2,900	(1)%	2 %	(1)%	(2)%	12 %	8 %	(2)%	6 %
Other[(d)]	327	89	112	**	N/A	N/A	-	(21)%	N/A	N/A	-
Total	$ 17,621	$ 21,244	$ 19,484	(17)%	(17)%	2 %	(2)%	9 %	4 %	3 %	2 %

(a) Includes Puerto Rico.
(b) Includes Russia and Turkey.
(c) Includes Japan, China, Canada, Australia and Brazil, among other countries.
(d) Includes royalty-related revenues and sales attributed to supply agreements.
** Change in excess of 100%.

The change in U.S. net sales in 2012 attributed to volume reflects the recent exclusivity losses of *Plavix* and *Avapro*/*Avalide*, partially offset by increased demand for most key products and the addition of *Byetta*, *Bydureon*, and *Symlin* following the completion of our acquisition of Amylin ($262 million). The change in U.S. net sales in 2011 attributed to volume reflects the launch of *Yervoy* and increased demand for several key products partially offset by decreased prescription demand for *Avapro*/*Avalide* and *Plavix*. The change in U.S. net sales attributed to price in both periods was a result of higher average net selling prices for *Plavix* and *Abilify* partially offset by the reduction in our contractual share of *Abilify* net sales from 58% to 53.5% in 2011 and a further reduction to 51.5% in 2012, and higher rebates and discounts resulting from U.S. healthcare reform legislation in 2011. See "—Key Products" for further discussion of sales by key product.

Net sales in Europe decreased in 2012 primarily due to unfavorable foreign exchange and lower sales of certain mature brands from divestitures and generic competition as well as generic competition for *Plavix* and *Avapro*/*Avalide* partially offset by sales growth of most key products. Net sales in Europe increased in 2011 as favorable foreign exchange and sales growth of most key products more than offset the previously mentioned lower sales of certain mature brands and generic competition for *Plavix* and *Avapro*/*Avalide*. Net sales in both periods were negatively impacted by continuing fiscal challenges in many European countries as healthcare payers, including government agencies, have reduced and are expected to continue to reduce the cost of healthcare through actions that directly or indirectly impose additional price reductions. These measures include, but are not limited to, mandatory discounts, rebates, other price reductions and other restrictive measures.

Net sales in the Rest of the World decreased in 2012 as growth in certain key products in Japan, China, and South Korea was more than offset by generic competition for *Plavix* and *Avapro*/*Avalide,* the timing of government purchases in certain countries and lower sales of mature brands from generic competition and divestitures. Net sales in the Rest of the World increased in 2011 primarily due to growth in certain key products in Japan, China and South Korea and favorable foreign exchange, which were partially offset by generic competition for *Avapro*/*Avalide* and lower sales of mature brands from generic competition and divestitures.

Other net sales increased in 2012 because of enhanced royalty-related revenues and higher sales attributed to active pharmaceutical ingredients supply agreements resulting from recent divestitures of manufacturing facilities and restructured alliance agreements. Other net sales are expected to continue to increase in 2013 as a result of higher royalties and alliance revenue attributed to the restructured Sanofi agreement and new mature/over-the-counter brands collaborative agreements.

No single country outside the U.S. contributed more than 10% of our total net sales in 2012, 2011 or 2010.

In general, our business is not seasonal. For information on U.S. pharmaceutical prescriber demand, reference is made to the table within "—Estimated End-User Demand" below, which sets forth a comparison of changes in net sales to the estimated total prescription growth (for both retail and mail order customers) for certain of our key products. U.S. and non-U.S. net sales are categorized based upon the location of the customer.

Revenue is reduced for and presented net of gross-to-net sales adjustments that are further described in "—Critical Accounting Policies" below.

The reconciliation of gross sales to net sales by each significant category of gross-to-net sales adjustments was as follows:

	Year Ended December 31,			% Change	
Dollars in Millions	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Gross Sales	$ **19,816**	$ 24,007	$ 21,681	(17)%	11 %
Gross-to-Net Sales Adjustments					
Charge-Backs Related to Government Programs	**(651)**	(767)	(605)	(15)%	27 %
Cash Discounts	**(192)**	(282)	(255)	(32)%	11 %
Managed Healthcare Rebates and Other Contract Discounts	**(284)**	(752)	(499)	(62)%	51 %
Medicaid Rebates	**(386)**	(536)	(453)	(28)%	18 %
Sales Returns	**(248)**	(76)	(88)	226 %	(14)%
Other Adjustments	**(434)**	(350)	(297)	24 %	18 %
Total Gross-to-Net Sales Adjustments	**(2,195)**	(2,763)	(2,197)	(21)%	26 %
Net Sales	$ **17,621**	$ 21,244	$ 19,484	(17)%	9 %

The activities and ending balances of each significant category of gross-to-net sales reserve adjustments were as follows:

Dollars in Millions	Charge-Backs Related to Government Programs	Cash Discounts	Healthcare Rebates and Other Contract Discounts	Medicaid Rebates	Sales Returns	Other Adjustments	Total
Balance at January 1, 2011	$ 48	$ 29	$ 216	$ 327	$ 187	$ 127	$ 934
Provision related to sales made in current period	767	282	752	541	120	357	2,819
Provision related to sales made in prior periods	-	-	-	(5)	(44)	(7)	(56)
Returns and payments	(764)	(283)	(550)	(452)	(101)	(296)	(2,446)
Impact of foreign currency translation	-	-	(1)	-	(1)	-	(2)
Balance at December 31, 2011	$ 51	$ 28	$ 417	$ 411	$ 161	$ 181	$ 1,249
Provision related to sales made in current period	651	191	351	423	256	451	2,323
Provision related to sales made in prior periods	-	1	(67)	(37)	(8)	(17)	(128)
Returns and payments	(663)	(208)	(561)	(459)	(88)	(435)	(2,414)
Amylin acquisition	2	1	34	13	23	3	76
Impact of foreign currency translation	-	-	1	-	1	-	2
Balance at December 31, 2012	**$ 41**	**$ 13**	**$ 175**	**$ 351**	**$ 345**	**$ 183**	**$ 1,108**

Gross-to-net sales adjustment rates are primarily a function of changes in sales mix and contractual and legislative discounts and rebates. Gross-to-net sales adjustments decreased in 2012 and increased in 2011 due to:

- All gross-to-net adjustment categories other than sales returns and other adjustments decreased in 2012 as a result of lower *Plavix* sales following its loss of exclusivity.
- Managed healthcare rebates and other contract discounts also decreased in 2012 due to a $67 million reduction in the estimated amount of Medicare Part D coverage gap discounts attributable to prior period rebates after receiving actual invoices and the nonrenewal of *Plavix* contract discounts in the Medicare Part D program as of January 1, 2012. These rebates and discounts increased in 2011 due to the 50% discount for patients within the Medicare Part D coverage gap.
- Medicaid rebates also decreased in 2012 due to a $37 million reduction in the estimated amount of managed Medicaid rebates attributable to prior periods after receiving actual invoices. In 2011, Medicaid rebates increased due to the full year impact of the expansion of rebates for drugs used in risk-based Medicaid managed care plans, higher average net selling prices for *Plavix* and higher Medicaid channel sales.
- The provision for sales returns increased as a result of the loss of exclusivity in the U.S. of *Plavix* in May 2012 and *Avapro*/*Avalide* in March 2012. The U.S. sales return reserves for these products at December 31, 2012 were $173 million and determined after considering several factors including estimated inventory levels in the distribution channels. In accordance with Company policy, these products are eligible to be returned between six months prior to and 12 months after product expiration. Additional adjustments to these reserves might be required in the future for revised estimates to various assumptions including actual returns which are generally not expected to occur until 2014. In 2011, sales returns included a $29 million reduction of a $44 million U.S. return reserve established in 2010 in connection with a recall of certain lots of *Avalide* due to lower returns than expected.
- Other adjustments increased in 2012 as a result of co-pay and coupon programs.
- Although not presented as a gross-to-net adjustment in the above tables, our contractual share of *Abilify* and *Atripla* gross-to-net sales adjustments were approximately $1.5 billion in 2012, $1.3 billion in 2011 and $1.0 billion in 2010. These increases were primarily attributed to additional rebates and discounts required under U.S. healthcare reform.

Key Products

Net sales of key products represented 84% of total net sales in 2012, 86% in 2011 and 84% in 2010. The following table presents U.S. and international net sales by key product, the percentage change from the prior period and the foreign exchange impact when compared to the prior period. Commentary detailing the reasons for significant variances for key products is provided below:

	Year Ended December 31,			% Change		% Change Attributable to Foreign Exchange	
Dollars in Millions	2012	2011	2010	2012 vs. 2011	2011 vs. 2010	2012 vs. 2011	2011 vs. 2010
Key Products							
Plavix (clopidogrel bisulfate)	$ **2,547**	$ 7,087	$ 6,666	(64)%	6 %	-	-
U.S.	**2,424**	6,709	6,236	(64)%	8 %	-	-
Non-U.S.	**123**	378	430	(67)%	(12)%	(1)%	3 %
Avapro/Avalide (irbesartan/irbesartan-hydrochlorothiazide)	**503**	952	1,176	(47)%	(19)%	(1)%	2 %
U.S.	**155**	549	679	(72)%	(19)%	-	-
Non-U.S.	**348**	403	497	(14)%	(19)%	(3)%	4 %
Eliquis (apixaban)	**2**	N/A	N/A	N/A	N/A	N/A	N/A
U.S.	**-**	N/A	N/A	N/A	N/A	-	-
Non-U.S.	**2**	N/A	N/A	N/A	N/A	N/A	N/A
Abilify (aripiprazole)	**2,827**	2,758	2,565	3 %	8 %	(1)%	2 %
U.S.	**2,102**	2,052	1,971	2 %	4 %	-	-
Non-U.S.	**725**	706	594	3 %	19 %	(7)%	6 %
Reyataz (atazanavir sulfate)	**1,521**	1,569	1,479	(3)%	6 %	(3)%	2 %
U.S.	**783**	771	766	2 %	1 %	-	-
Non-U.S.	**738**	798	713	(8)%	12 %	(6)%	5 %
Sustiva (efavirenz) Franchise	**1,527**	1,485	1,368	3 %	9 %	(2)%	2 %
U.S.	**1,016**	950	891	7 %	7 %	-	-
Non-U.S.	**511**	535	477	(4)%	12 %	(5)%	5 %
Baraclude (entecavir)	**1,388**	1,196	931	16 %	28 %	(2)%	5 %
U.S.	**241**	208	179	16 %	16 %	-	-
Non-U.S.	**1,147**	988	752	16 %	31 %	(2)%	6 %
Erbitux (cetuximab)	**702**	691	662	2 %	4 %	-	-
U.S.	**688**	681	654	1 %	4 %	-	-
Non-U.S.	**14**	10	8	40 %	25 %	(2)%	5 %
Sprycel (dasatinib)	**1,019**	803	576	27 %	39 %	(4)%	3 %
U.S.	**404**	299	190	35 %	57 %	-	-
Non-U.S.	**615**	504	386	22 %	31 %	(6)%	6 %
Yervoy (ipilimumab)	**706**	360	N/A	96 %	N/A	N/A	N/A
U.S.	**503**	323	N/A	56 %	N/A	-	-
Non-U.S.	**203**	37	N/A	**	N/A	N/A	N/A
Orencia (abatacept)	**1,176**	917	733	28 %	25 %	(2)%	2 %
U.S.	**797**	621	552	28 %	13 %	-	-
Non-U.S.	**379**	296	181	28 %	64 %	(6)%	8 %
Nulojix (belatacept)	**11**	3	N/A	**	N/A	N/A	N/A
U.S.	**9**	3	N/A	**	N/A	-	-
Non-U.S.	**2**	-	N/A	N/A	N/A	N/A	N/A
Onglyza/Kombiglyze (saxagliptin/saxagliptin and metformin)	**709**	473	158	50 %	**	(2)%	3 %
U.S.	**516**	346	121	49 %	**	-	-
Non-U.S.	**193**	127	37	52 %	**	(9)%	**

** Change in excess of 100%.

Dollars in Millions	Year Ended December 31, 2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010	% Change Attributable to Foreign Exchange 2012 vs. 2011	% Change Attributable to Foreign Exchange 2011 vs. 2010
Key Products (continued)							
Byetta (exenatide)	$ **149**	$ N/A	$ N/A	N/A	N/A	N/A	N/A
U.S.	**147**	N/A	N/A	N/A	N/A	-	-
Non-U.S.	**2**	N/A	N/A	N/A	N/A	N/A	N/A
Bydureon (exenatide extended-release for injectable suspension)	**78**	N/A	N/A	N/A	N/A	N/A	N/A
U.S.	**75**	N/A	N/A	N/A	N/A	-	-
Non-U.S.	**3**	N/A	N/A	N/A	N/A	N/A	N/A
Mature Products and All Other	**2,756**	2,950	3,170	(7)%	(7)%	(3)%	4 %
U.S.	**524**	527	561	(1)%	(6)%	-	-
Non-U.S.	**2,232**	2,423	2,609	(8)%	(7)%	(3)%	5 %

** Change in excess of 100%.

Plavix — a platelet aggregation inhibitor that is part of our alliance with Sanofi

- U.S. net sales decreased in 2012 and will continue to decrease in 2013 due to the loss of exclusivity in May 2012. U.S. net sales increased in 2011 primarily due to higher average net selling prices. Estimated total U.S. prescription demand decreased 60% in 2012 and 5% in 2011.
- International net sales continue to be negatively impacted by generic clopidogrel products in the EU, Canada, and Australia.

Avapro/Avalide (known in the EU as *Aprovel/Karvea*) — an angiotensin II receptor blocker for the treatment of hypertension and diabetic nephropathy that is also part of the Sanofi alliance

- U.S. net sales decreased in 2012 due to the loss of exclusivity in March 2012 and decreased in 2011 due to market share losses subsequent to the *Avalide* supply shortage in the first quarter of 2011 associated with previously reported recalls. The decrease in U.S. net sales in 2011 was partially offset by higher average net selling prices and estimated returns. Total estimated U.S. prescription demand decreased 71% in 2012 and 39% in 2011.
- International net sales decreased in both periods due to lower demand including generic competition in certain EU markets and Canada.

Eliquis – an oral Factor Xa inhibitor, targeted at stroke prevention in atrial fibrillation and the prevention and treatment of VTE disorders. *Eliquis* is part of our strategic alliance with Pfizer.

- *Eliquis* was approved in the U.S. for prevention of stroke and systemic embolism in adult patients with NVAF in December 2012.
- *Eliquis* was approved in the EU for VTE prevention in May 2011 and was launched in a limited number of EU countries beginning in May 2011. *Eliquis* was also approved in the EU for the prevention of stroke and systemic embolism in adult patients with NVAF in November 2012. *Eliquis* was approved in December 2012 by the Japanese Ministry of Health, Labor and Welfare for the prevention of ischemic stroke and systemic embolism in patients with NVAF.

Abilify — an antipsychotic agent for the treatment of schizophrenia, bipolar mania disorder and major depressive disorder and is part of our strategic alliance with Otsuka

- U.S. net sales increased in 2012 due to higher average net selling prices and a $62 million reduction in BMS's share in the estimated amount of customer rebates and discounts attributable to 2011 based on actual invoices received that were partially offset by fluctuations in retail buying patterns. U.S. net sales increased in 2011 due to higher overall demand and higher average net selling prices. U.S. net sales in both periods were negatively impacted by the reduction in our contractual share of net sales from 58.0% in 2010 to 53.5% in 2011 to 51.5% in 2012 and are expected to continue to be negatively impacted in 2013 as a result of a further reduction in BMS's contractual share of *Abilify* net sales (estimated at approximately 35%). Estimated total U.S. prescription demand increased 1% in 2012 and 5% in 2011.
- International net sales increased in both periods primarily due to higher demand. International net sales were impacted by unfavorable foreign exchange in 2012 and favorable foreign exchange in 2011.

Reyataz — a protease inhibitor for the treatment of the human immunodeficiency virus (HIV)

- U.S. net sales increased in 2012 due to higher average net selling prices. Estimated total prescription demand decreased 5% in 2012 and increased 2% in 2011.
- International net sales decreased in 2012 due to unfavorable foreign exchange, the timing of government purchases in certain countries and lower demand resulting from competing products. International net sales increased in 2011 due to higher demand.

Sustiva Franchise — a non-nucleoside reverse transcriptase inhibitor for the treatment of HIV, which includes *Sustiva*, an antiretroviral drug, and bulk efavirenz, which is also included in the combination therapy, *Atripla* (efavirenz 600 mg/emtricitabine 200 mg/tenofovir disoproxil fumarate 300 mg), a product sold through our joint venture with Gilead

- U.S. net sales increased in both periods primarily due to higher demand and higher average net selling prices. Estimated total U.S. prescription demand decreased 1% in 2012 and increased 7% in 2011.
- International net sales decreased in 2012 due to unfavorable foreign exchange. International net sales in 2011 increased primarily due to higher demand.

Baraclude — an oral antiviral agent for the treatment of chronic hepatitis B

- Net sales in both periods increased primarily due to higher demand.
- We may experience a rapid and significant decline in U.S. net sales beginning in 2013 due to possible generic competition following a federal court's decision in February 2013 invalidating the composition of matter patent.

Erbitux — a monoclonal antibody designed to exclusively target and block the Epidermal Growth Factor Receptor, which is expressed on the surface of certain cancer cells in multiple tumor types as well as normal cells and is currently indicated for use against colorectal cancer and head and neck cancer. *Erbitux* is part of our strategic alliance with Lilly.

- Sold by us almost exclusively in the U.S., net sales remained relatively flat in 2012 and increased in 2011 primarily due to higher demand.

Sprycel — an oral inhibitor of multiple tyrosine kinases indicated for the treatment of adults with chronic, accelerated, or myeloid or lymphoid blast phase chronic myeloid leukemia with resistance or intolerance to prior therapy, including *Gleevec* (imatinib meslylate) and first-line treatment of adults with Philadelphia chromosome-positive chronic myeloid leukemia in chronic phase. *Sprycel* is part of our strategic alliance with Otsuka.

- U.S. net sales in both periods increased primarily due to higher demand and higher average net selling prices. Estimated total U.S. prescription demand increased 29% in 2012 and 30% in 2011.
- International net sales in both periods increased primarily due to higher demand. International net sales were impacted by unfavorable foreign exchange in 2012 and favorable foreign exchange in 2011.
- Demand in 2011 was positively impacted by the approval of *Sprycel* for first-line treatment of adult patients with newly diagnosed Philadelphia chromosome-positive chronic myeloid leukemia in chronic phase in the U.S. and the EU in the fourth quarter of 2010.

Yervoy — a monoclonal antibody for the treatment of patients with unresectable (inoperable) or metastatic melanoma

- *Yervoy* net sales increased from higher demand since its launch in the U.S. in the second quarter of 2011 and continued launches in a number of international countries since the second quarter of 2011.

Orencia — a fusion protein indicated for adult patients with moderate to severe rheumatoid arthritis who have had an inadequate response to one or more currently available treatments, such as methotrexate or anti-tumor necrosis factor therapy

- U.S. net sales increased in both periods primarily due to higher demand, including the launch of the *Orencia* subcutaneous formulation (SC) in the fourth quarter of 2011, and higher average net selling prices.
- International net sales increased in both periods primarily due to higher demand, including the launch of *Orencia SC* in certain European markets beginning in the second quarter of 2012. International net sales were impacted by unfavorable foreign exchange in 2012 and favorable foreign exchange in 2011.

Nulojix — a fusion protein with novel immunosuppressive activity targeted at prevention of kidney transplant rejection

- *Nulojix* was approved and launched in the U.S. and EU during 2011.

Onglyza/Kombiglyze (known in the EU as *Onglyza/Komboglyze*) — a once-daily oral tablet for the treatment of type 2 diabetes that is part of our strategic alliance with AstraZeneca

- U.S. net sales of *Onglyza/Kombiglyze* increased in both periods primarily due to higher overall demand and higher average net selling prices in 2012. *Kombiglyze* was launched in the U.S. in the fourth quarter of 2010.
- International net sales increased in both periods primarily due to higher demand, which was partially offset by unfavorable foreign exchange in 2012.

Byetta — a twice daily glucagon-like peptide-1 (GLP-1) receptor agonist for the treatment of type 2 diabetes

- *Byetta* net sales are included in our results following the completion of our acquisition of Amylin in the third quarter of 2012.

Bydureon — a once-weekly GLP-1 receptor agonist for the treatment of type 2 diabetes

- *Bydureon* was launched by Amylin in the U.S. in the first quarter of 2012 and in the EU in the second quarter of 2012. Net sales are included in our results following the completion of our acquisition of Amylin in the third quarter of 2012.

Mature Products and All Other — includes all other products, including those which have lost exclusivity in major markets, over-the-counter brands and royalty-related revenue

- U.S. net sales continued to decrease in 2012 from generic erosion of certain products which was partially offset by sales of *Symlin* following the completion of our Amylin acquisition in the third quarter of 2012.
- International net sales decreased in both periods due to the continued generic erosion of certain brands and unfavorable foreign exchange in 2012.

The estimated U.S. prescription change data provided throughout this report includes information only from the retail and mail order channels and does not reflect product demand within other channels such as hospitals, home health care, clinics, federal facilities including Veterans Administration hospitals, and long-term care, among others. The data is provided by Wolters Kluwer Health (WK), except for *Sprycel*, and is based on the Source Prescription Audit. *Sprycel* demand is based upon information from the Next-Generation Prescription Service version 2.0 of the National Prescription Audit provided by the IMS Health (IMS). The data is a product of each respective service providers' own recordkeeping and projection processes and therefore subject to the inherent limitations of estimates based on sampling and may include a margin of error.

We continuously seek to improve the quality of our estimates of prescription change amounts and ultimate patient/consumer demand by reviewing the calculation methodologies employed and analyzing internal and third-party data. We expect to continue to review and refine our methodologies and processes for calculation of these estimates and will monitor the quality of our own and third parties' data used in such calculations.

We calculated the estimated total U.S. prescription change on a weighted-average basis to reflect the fact that mail order prescriptions include a greater volume of product supplied, compared to retail prescriptions. Mail order prescriptions typically reflect a 90-day prescription whereas retail prescriptions typically reflect a 30-day prescription. The calculation is derived by multiplying mail order prescription data by a factor that approximates three and adding to this the retail prescriptions. We believe that a calculation of estimated total U.S. prescription change based on this weighted-average approach provides a superior estimate of total prescription demand in retail and mail order channels. We use this methodology for our internal demand reporting.

Estimated End-User Demand

The following tables set forth for each of our key products sold in the U.S. for the years ended December 31, 2012, 2011 and 2010: (i) change in reported U.S. net sales for each year; (ii) estimated total U.S. prescription change for the retail and mail order channels calculated by us based on third-party data on a weighted-average basis, and (iii) months of inventory on hand in the wholesale distribution channel.

	Year Ended December 31,				At December 31,		
	Change in U.S. Net Sales		% Change in U.S. Total Prescriptions		Months on Hand		
Dollars in Millions	2012	2011	2012	2011	2012	2011	2010
Plavix	**(64)%**	8 %	**(60)%**	(5)%	**1.3**	0.5	0.5
Avapro/Avalide	**(72)%**	(19)%	**(71)%**	(39)%	**1.9**	0.6	0.4
Abilify	**2 %**	4 %	**1 %**	5 %	**0.4**	0.5	0.4
Reyataz	**2 %**	1 %	**(5)%**	2 %	**0.5**	0.5	0.5
Sustiva Franchise[(a)]	**7 %**	7 %	**(1)%**	7 %	**0.6**	0.6	0.4
Baraclude	**16 %**	16 %	**11 %**	9 %	**0.5**	0.6	0.6
Erbitux[(b)]	**1 %**	4 %	**N/A**	N/A	**0.6**	0.6	0.5
Sprycel	**35 %**	57 %	**29 %**	30 %	**0.7**	0.7	0.6
Yervoy[(b)(d)]	**56 %**	N/A	**N/A**	N/A	**0.6**	0.6	N/A
Orencia[(c)]	**28 %**	13 %	**N/A**	N/A	**0.5**	0.5	0.6
Nulojix[(b)(d)]	**	N/A	**N/A**	N/A	**0.9**	3.5	N/A
Onglyza/Kombiglyze	**49 %**	**	**47 %**	**	**0.5**	0.5	0.8
Byetta[(e)]	**N/A**	N/A	**N/A**	N/A	**0.8**	N/A	N/A
Bydureon[(e)]	**N/A**	N/A	**N/A**	N/A	**0.8**	N/A	N/A

(a) The *Sustiva* Franchise includes sales of *Sustiva*, as well as revenue of bulk efavirenz included in the combination therapy *Atripla*. The months on hand relates only to *Sustiva*.

(b) *Erbitux*, *Yervoy* and *Nulojix* are parenterally administered products and do not have prescription-level data as physicians do not write prescriptions for these products.

(c) *Orencia* intravenous formulation is a parenterally administered product and does not have prescription-level data as physicians do not write prescriptions for this product. The *Orencia* subcutaneous formulation (*Orencia SC*) is not parenterally administered and was launched in the U.S. in the fourth quarter of 2011. *Orencia SC* sales were $201 million in 2012 and $15 million in 2011.

(d) *Yervoy* and *Nulojix* were launched in the U.S. in the second quarter of 2011.

(e) *Byetta* and *Bydureon* net sales are included in our results following the completion of our acquisition of Amylin in the third quarter of 2012.

** Change in excess of 100%.

Pursuant to the U.S. Securities and Exchange Commission (SEC) Consent Order described below under "—SEC Consent Order", we monitor the level of inventory on hand in the U.S. wholesaler distribution channel and outside of the U.S. in the direct customer distribution channel. We are obligated to disclose products with levels of inventory in excess of one month on hand or expected demand, subject to a de minimis exception. Estimated levels of inventory in the distribution channel in excess of one month on hand for these products were not material as of the dates indicated above. Below are U.S. products that had estimated levels of inventory in the distribution channel in excess of one month on hand at December 31, 2012, and international products that had estimated levels of inventory in the distribution channel in excess of one month on hand at September 30, 2012.

Plavix had 1.3 months of inventory on hand in the U.S. compared to 0.5 months of inventory on hand at December 31, 2011 due to the loss of exclusivity in May 2012. We expect a gradual decrease in inventory on hand of *Plavix* to occur over the next few years as product in the wholesale distribution channel continues to be worked down or returned. Levels of inventory on hand in the wholesale and retail distribution channels were considered in assessing the sales return reserves established as of December 31, 2012.

Avapro/Avalide had 1.9 months of inventory on hand in the U.S. compared to 0.6 of inventory on hand at December 31, 2011 due to the loss of exclusivity in March 2012 and a one-time increase of $3 million of inventory in the wholesale and retail distribution channels corresponding with the transition of *Avapro/Avalide* manufacturing to Sanofi pursuant to the restructured agreement. Levels of inventory on hand in the wholesale and retail distribution channels were considered in assessing the sales return reserves established as of December 31, 2012.

Dafalgan, an analgesic product sold principally in Europe, had 1.1 months of inventory on hand at direct customers compared to 1.0 months of inventory on hand at December 31, 2011. The level of inventory on hand was primarily due to ordering patterns of pharmacists in France.

Fervex, a cold and flu product, had 2.9 months of inventory on hand internationally at direct customers compared to 5.3 months of inventory on hand at December 31, 2011. The level of inventory on hand decreased following the peak of flu season, with the remaining inventory on hand primarily attributable to ordering patterns of pharmacists in France.

Luftal, an antacid product, had 1.5 months of inventory on hand internationally at direct customers compared to 1.9 months of inventory on hand at December 31, 2011. The level of inventory on hand was primarily due to government purchasing patterns in Brazil.

In the U.S., for all products sold exclusively through wholesalers or through distributors, we generally determined our months on hand estimates using inventory levels of product on hand and the amount of out-movement provided by our three largest wholesalers, which account for approximately 90% of total gross sales of U.S. products, and provided by our distributors. Factors that may influence our estimates include generic competition, seasonality of products, wholesaler purchases in light of increases in wholesaler list prices, new product launches, new warehouse openings by wholesalers and new customer stockings by wholesalers. In addition, these estimates are calculated using third-party data, which may be impacted by their recordkeeping processes.

For our businesses outside of the U.S., we have significantly more direct customers. Limited information on direct customer product level inventory and corresponding out-movement information and the reliability of third-party demand information, where available, varies widely. In cases where direct customer product level inventory, ultimate patient/consumer demand or out-movement data does not exist or is otherwise not available, we have developed a variety of other methodologies to estimate such data, including using such factors as historical sales made to direct customers and third-party market research data related to prescription trends and end-user demand. Accordingly, we rely on a variety of methods to estimate direct customer product level inventory and to calculate months on hand. Factors that may affect our estimates include generic competition, seasonality of products, direct customer purchases in light of price increases, new product launches, new warehouse openings by direct customers, new customer stockings by direct customers and expected direct customer purchases for governmental bidding situations.

Expenses

Dollars in Millions	2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
Cost of products sold	$ **4,610**	$ 5,598	$ 5,277	(18)%	6 %
Marketing, selling and administrative	**4,220**	4,203	3,686	- %	14 %
Advertising and product promotion	**797**	957	977	(17)%	(2)%
Research and development	**3,904**	3,839	3,566	2 %	8 %
Impairment charge for BMS-986094 intangible asset	**1,830**	-	-	N/A	N/A
Other (income)/expense	**(80)**	(334)	(93)	(76)%	**
Total Expenses	$ **15,281**	$ 14,263	$ 13,413	7 %	6 %

** Change is in excess of 100%.

Cost of products sold

Cost of products sold consists of material costs, internal labor and overhead from our owned manufacturing sites, third-party processing costs, other supply chain costs and the settlement of foreign currency forward contracts that are used to hedge forecasted intercompany inventory purchase transactions. Essentially all of these costs are managed by our global manufacturing and supply organization. Cost of products also includes royalties and profit sharing attributed to licensed products and alliances, amortization of acquired developed technology costs from business combinations and milestone payments that occur on or after regulatory approval.

Cost of products sold can vary between periods as a result of product mix (particularly resulting from royalties and profit sharing expenses in connection with our alliances), price, inflation and costs attributed to the rationalization of manufacturing sites resulting in accelerated depreciation, impairment charges and other stranded costs. In addition, changes in foreign currency may also provide volatility given a high percentage of total costs are denominated in foreign currencies. Cost of products sold as a percentage of net sales were 26.2% in 2012, 26.4% in 2011, and 27.1% in 2010.

The decrease in cost of products sold in 2012 was primarily attributed to lower sales volume following the loss of exclusivity of *Plavix* and *Avapro*/*Avalide* which resulted in lower royalties in connection with our Sanofi alliance and favorable foreign exchange partially offset by impairment charges discussed below and higher amortization costs resulting from the Amylin acquisition (net of the amortization of the Amylin collaboration proceeds).

Impairment charges of $147 million were recognized in 2012, of which $120 million was related to a partial write-down to fair value of developed technology costs related to a non-key product (*Recothrom*) acquired in the acquisition of ZymoGenetics, Inc. (ZymoGenetics). The developed technology impairment charge resulted from continued competitive pricing pressures and a reduction in the undiscounted projected cash flows to an amount less than the carrying value of the intangible asset. The impairment charge was calculated as the difference between the fair value of the asset based on the discounted value of the estimated future cash flows and the carrying value of the intangible asset. The remaining $27 million impairment charge related to the abandonment of a manufacturing facility resulting from the outsourcing of a manufacturing process.

The increase in 2011 was primarily attributable to higher sales volume resulting in additional royalties, collaboration fees, and profit sharing expense, and unfavorable foreign exchange.

Marketing, selling and administrative

Marketing, selling and administrative expenses consist of salary and benefit costs, third-party professional and marketing fees, outsourcing fees, shipping and handling costs and other expenses that are not attributed to product manufacturing costs or research and development expenses. These expenses are managed through regional commercialization organizations or global corporate organizations such as finance, law, information technology and human resources.

- Marketing, selling and administrative expenses increased slightly in 2012 primarily as a result of the Amylin acquisition ($125 million, including $67 million related to the accelerated vesting of stock options and restricted stock units), partially offset by a reduction in sales-related activities for *Plavix* and *Avapro/Avalide.* Marketing, selling and administrative expenses were also impacted by favorable foreign exchange.
- The increase in 2011 was attributed to the annual pharmaceutical company fee, unfavorable foreign exchange and higher marketing costs to support new launches and key products and to a lesser extent, higher bad debt expense in the EU, charitable funding and information technology expenses.
- The annual pharmaceutical company fee was $246 million in 2012 and $220 million in 2011.

Advertising and product promotion

Advertising and product promotion expenses consist of related media, sample and direct to consumer programs.

- The decrease in 2012 was primarily attributed to lower spending on the promotion of *Plavix*, *Avapro/Avalide*, *Abilify*, and certain mature brands in the U.S. to coincide with their product life cycle.

Research and development

Research and development expenses consist of salary and benefit costs, third-party grants and fees paid to clinical research organizations, supplies and facility costs. Total research and development expenses include the costs of discovery research, preclinical development, early- and late-clinical development and drug formulation, as well as clinical trials and medical support of marketed products, proportionate allocations of enterprise-wide costs, facilities, information technology, and employee stock compensation costs, and other appropriate costs. These expenses also include third-party licensing fees that are typically paid upfront as well as when regulatory or other contractual milestones are met. Certain expenses are shared with alliance partners based upon contractual agreements.

Most expenses are managed by our global research and development organization of which, approximately $1.9 billion of the total spend was attributed to development activities with the remainder attributed to preclinical and research activities. These expenses can vary between periods for a number of reasons, including the timing of upfront, milestone and other licensing payments.

- Research and development expenses increased in 2012 primarily from $60 million of expenses related to the Amylin acquisition (including $27 million related to the accelerated vesting of Amylin stock options and restricted stock units), partially offset by favorable foreign exchange and the net impact of upfront, milestone, and other licensing payments and IPRD impairment charges. Refer to "Specified Items" included in "—Non-GAAP Financial Measures" for amounts attributed to each period. IPRD impairment charges relate to projects previously acquired in the Medarex, Inc. (Medarex) acquisition and Inhibitex acquisition (including $45 million in 2012 related to FV-100, a nucleoside inhibitor for the reduction of shingles-associated pain) resulting from unfavorable clinical trial results and decisions to cease further development.
- The increase in 2011 was attributed to higher upfront, milestone and other licensing payments, unfavorable foreign exchange, and additional development costs resulting from the acquisition of ZymoGenetics. Upfront, milestone and other licensing payments were $207 million in 2011, including an $88 million payment associated with an amendment of an intellectual property license agreement for *Yervoy* prior to its FDA approval and payments for exclusive licenses to develop and commercialize certain programs and compounds.

Impairment charge for BMS-986094 intangible asset

A $1.8 billion impairment charge was recognized when the development of BMS-986094 (formerly INX-189), a compound which we acquired as part of our acquisition of Inhibitex to treat hepatitis C virus infection, was discontinued in the interest of patient safety. See Note 13 "Goodwill and Other Intangible Assets" for further information.

Other (income)/expense

Other (income)/expense include:

Dollars in Millions	Year Ended December 31, 2012	2011	2010
Interest expense	**$ 182**	$ 145	$ 145
Investment income	**(106)**	(91)	(75)
Provision for restructuring	**174**	116	113
Litigation charges/(recoveries)	**(45)**	6	(2)
Equity in net income of affiliates	**(183)**	(281)	(313)
Impairment and loss on sale of manufacturing operations	**-**	-	236
Out-licensed intangible asset impairment	**38**	-	-
Gain on sale of product lines, businesses and assets	**(53)**	(37)	(39)
Other income received from alliance partners, net	**(312)**	(140)	(137)
Pension curtailments and settlements	**158**	10	28
Other	**67**	(62)	(49)
Other (income)/expense	**$ (80)**	$ (334)	$ (93)

- Interest expense increased due to the termination of interest rate swap contracts in 2011 and higher borrowings in 2012.
- Investment income included a $10 million gain from the sale of auction rate securities in 2012.
- Provision for restructuring was primarily attributable to employee termination benefits for continuous improvement initiatives. Additional employee termination costs of approximately $300 million are expected to be incurred in 2013 as a result of workforce reductions in several European countries. The majority of the costs will not be recognized until the completion of discussions with local workers council, subject to local regulations. The expected employee reductions are primarily attributed to sales force personnel resulting from restructuring of the Sanofi and Otsuka agreements and streamlining of the operations due to challenging market conditions in Europe.
- Litigation charges/(recoveries) in 2012 included $172 million for our share of the Apotex damages award concerning *Plavix*, partially offset by increases in reserves for product liability, pricing, sales and promotional matters.
- Equity in net income of affiliates is primarily related to our international partnership with Sanofi which decreased in 2012 as a result of the continued impact of generic competition on international *Plavix* net sales, conversion of certain territories to opt-out markets and the impact of unfavorable foreign exchange.
- Impairment and loss on sale of manufacturing operations in 2010 was primarily attributed to the disposal of our manufacturing operations in Latina, Italy.
- Out-licensed intangible asset impairment charges are related to assets acquired in the Medarex, Inc. (Medarex) and ZymoGenetics acquisitions and resulted from unfavorable clinical trial results and/or abandonment of the programs. Similar charges of $15 million were included in research and development in 2011.
- Gain on sale of product lines, businesses and assets was primarily related to the sale of a building in Mexico in 2012 and the sale of mature brands in 2011 and 2010.
- Other income from alliance partners includes income earned from the Sanofi partnership and amortization of certain upfront, milestone and other licensing payments related to other alliances. The decrease in U.S. *Plavix* net sales resulted in lower development royalties owed to Sanofi in 2012.
- A pension settlement charge was recognized in 2012 for the primary U.S. pension plan as a result of annual lump sum payments exceeding interest and service costs during the fourth quarter. The charge included the acceleration of a portion of unrecognized actuarial losses. Similar charges might occur in the future. See Note 18 "Pension, Postretirement and Postemployment Liabilities" for further detail.
- The change in Other is primarily related to higher acquisition costs and losses on debt repurchases in 2012 and sales tax reimbursements, gains on debt repurchases, and higher upfront, milestone and licensing receipts in 2011.

Non-GAAP Financial Measures

Our non-GAAP financial measures, including non-GAAP earnings and related EPS information, are adjusted to exclude certain costs, expenses, gains and losses and other specified items that due to their significant and/or unusual nature are evaluated on an individual basis. Similar charges or gains for some of these items have been recognized in prior periods and it is reasonably possible that they could reoccur in future periods. Non-GAAP information is intended to portray the results of our baseline performance which include the discovery, development, licensing, manufacturing, marketing, distribution and sale of pharmaceutical products on a global basis and to enhance an investor's overall understanding of our past financial performance and prospects for the future. For example, non-GAAP earnings and EPS information is an indication of our baseline performance before items that are considered by us to not be reflective of our ongoing results. In addition, this information is among the primary indicators we use as a basis for evaluating performance, allocating resources, setting incentive compensation targets, and planning and forecasting for future periods. This information is not intended to be considered in isolation or as a substitute for net earnings or diluted EPS prepared in accordance with GAAP.

Specified items were as follows:

Dollars in Millions	2012	2011	2010
	Year Ended December 31,		
Accelerated depreciation, asset impairment and other shutdown costs	$ **147**	$ 75	$ 113
Amortization of acquired Amylin intangible assets	**229**	-	-
Amortization of Amylin collaboration proceeds	**(114)**	-	-
Amortization of Amylin inventory adjustment	**23**	-	-
Cost of products sold	**285**	75	113
Stock compensation from accelerated vesting of Amylin awards	**67**	-	-
Process standardization implementation costs	**18**	29	35
Marketing, selling and administrative	**85**	29	35
Stock compensation from accelerated vesting of Amylin awards	**27**	-	-
Upfront, milestone and other licensing payments	**47**	207	132
IPRD impairment	**142**	28	10
Research and development	**216**	235	142
Impairment charge for BMS-986094 intangible asset	**1,830**	-	-
Provision for restructuring	**174**	116	113
Impairment and loss on sale of manufacturing operations	**-**	-	236
Gain on sale of product lines, businesses and assets	**(51)**	(12)	-
Pension curtailments and settlements	**151**	13	18
Acquisition related items	**43**	-	10
Litigation charges/(recoveries)	**(45)**	9	(2)
Upfront, milestone and other licensing receipts	**(10)**	(20)	-
Out-licensed intangible asset impairment	**38**	-	-
Loss on debt repurchases	**27**	-	-
Other (income)/expense	**327**	106	375
Decrease to pretax income	**2,743**	445	665
Income tax on items above	**(947)**	(136)	(180)
Out-of period tax adjustment	**-**	-	(59)
Specified tax (benefit)/charge*	**(392)**	(97)	207
Income taxes	**(1,339)**	(233)	(32)
Decrease to net earnings	$ **1,404**	$ 212	$ 633

* The 2012 specified tax benefit relates to a capital loss deduction. The 2011 specified tax benefit relates to releases of tax reserves that were specified in prior periods. The 2010 specified tax charge relates to a tax charge from additional U.S. taxable income from earnings of foreign subsidiaries previously considered to be indefinitely reinvested offshore.

The reconciliations from GAAP to Non-GAAP were as follows:

Dollars in Millions, except per share data	2012	2011	2010
	Year Ended December 31,		
Net Earnings Attributable to BMS - GAAP	$ **1,960**	$ 3,709	$ 3,102
Earnings attributable to unvested restricted shares	**(1)**	(8)	(12)
Net Earnings Attributable to BMS used for Diluted EPS Calculation - GAAP	$ **1,959**	$ 3,701	$ 3,090
Net Earnings Attributable to BMS - GAAP	$ **1,960**	$ 3,709	$ 3,102
Less Specified Items	**1,404**	212	633
Net Earnings Attributable to BMS - Non-GAAP	**3,364**	3,921	3,735
Earnings attributable to unvested restricted shares	**(1)**	(8)	(12)
Net Earnings Attributable to BMS used for Diluted EPS Calculation - Non-GAAP	$ **3,363**	$ 3,913	$ 3,723
Average Common Shares Outstanding - Diluted	**1,688**	1,717	1,727
Diluted EPS Attributable to BMS - GAAP	$ **1.16**	$ 2.16	$ 1.79
Diluted EPS Attributable to Specified Items	**0.83**	0.12	0.37
Diluted EPS Attributable to BMS - Non-GAAP	$ **1.99**	$ 2.28	$ 2.16

Income Taxes

The $161 million income tax benefit in 2012 was attributable to a $392 million capital loss deduction resulting from the tax insolvency of Inhibitex. The impact of this deduction reduced the effective tax rate by 16.7 percentage points. In addition to this impact, the effective tax rate in 2012 was substantially lower than 24.7% in 2011 and 25.7% in 2010 resulting primarily from favorable earnings mix between high and low tax jurisdictions. The change in earnings mix was primarily attributed to lower *Plavix* sales and a $1,830 million impairment charge for BMS-986094 intangible asset in the U.S and to a lesser extent, an internal transfer of intellectual property. The transfer of selected intellectual property rights outside the U.S. (for existing and new products) is part of our strategy to place key assets closer to where manufacturing, distribution, and other operational decisions are made. The favorable earnings mix between high and low tax jurisdictions is expected to continue at least through 2013 (excluding the impact of the impairment charge).

Historically, the effective income tax rate is lower than the U.S. statutory rate of 35% due to our decision to indefinitely reinvest the earnings for certain of our manufacturing operations in Ireland and Puerto Rico. We have favorable tax rates in Ireland and Puerto Rico under grants not scheduled to expire prior to 2023.

The American Taxpayer Relief Act of 2012 (the Act) was signed into law on January 2, 2013. The provisions of the Act included the retroactive reinstatement of the R&D tax credit and look through exception for 2012 and 2013. As a result, the 2012 R&D tax credit and look through exception benefit will be recognized in the first quarter of 2013. For a more detailed discussion of income taxes and changes in the effective tax rates, refer to Note 7 "Income Taxes."

Noncontrolling Interest

Noncontrolling interest is primarily related to our *Plavix* and *Avapro/Avalide* partnerships with Sanofi for the territory covering the Americas. See Note 3 "Alliances and Collaborations." The decrease in noncontrolling interest in 2012 resulted from the exclusivity loss in the U.S. of *Avapro/Avalide* in March 2012 and *Plavix* in May 2012. The increase in noncontrolling interest in 2011 corresponds to increased net sales of *Plavix* in the U.S. A summary of noncontrolling interest is as follows:

	Year Ended December 31,		
Dollars in Millions	2012	2011	2010
Sanofi partnerships	$ **844**	$ 2,323	$ 2,074
Other	**14**	20	20
Noncontrolling interest-pre-tax	**858**	2,343	2,094
Income taxes	**(317)**	(792)	(683)
Net earnings attributable to noncontrolling interest-net of taxes	$ **541**	$ 1,551	$ 1,411

Financial Position, Liquidity and Capital Resources

Our net cash/(debt) position was as follows:

Dollars in Millions	2012	2011
Cash and cash equivalents	$ **1,656**	$ 5,776
Marketable securities—current	**1,173**	2,957
Marketable securities—non-current	**3,523**	2,909
Total cash, cash equivalents and marketable securities	**6,352**	11,642
Short-term borrowings and current portion of long-term debt	**(826)**	(115)
Long-term debt	**(6,568)**	(5,376)
Net cash/(debt) position	$ **(1,042)**	$ 6,151
Working capital	$ **1,242**	$ 7,538

The current net debt position and reduction in working capital during 2012 resulted primarily from net cash used in connection with the acquisitions of Amylin and Inhibitex. Cash, cash equivalents and marketable securities held in the U.S. were approximately $1.3 billion at December 31, 2012. Most of the remaining $5.1 billion is held primarily in low-tax jurisdictions and is attributable to earnings that are expected to be indefinitely reinvested offshore. Cash repatriations are subject to restrictions in certain jurisdictions and may be subject to withholding and additional U.S. income taxes. We started issuing commercial paper to meet near-term domestic liquidity requirements in preparation for the Amylin acquisition during the third quarter of 2012. The average amount of commercial paper outstanding was $224 million at a weighted-average interest rate of 0.16% during 2012. The maximum month-end amount of commercial paper outstanding was $700 million with no outstanding borrowings at December 31, 2012. We will likely continue to issue commercial paper to meet domestic liquidity requirements as needed.

Our investment portfolio includes non-current marketable securities which are subject to changes in fair value as a result of interest rate fluctuations and other market factors, which may impact our results of operations. Our investment policy places limits on these investments and the amount and time to maturity of investments with any institution. The policy also requires that investments are only entered into with corporate and financial institutions that meet high credit quality standards. See Note 9 "Financial Instruments."

We currently have two separate $1.5 billion five-year revolving credit facilities from a syndicate of lenders, including a new facility entered into in July 2012. The facilities provide for customary terms and conditions with no financial covenants and are extendable on any anniversary date with the consent of the lenders. No borrowings were outstanding under either revolving credit facility at December 31, 2012 or 2011.

In connection with the 2012 Amylin acquisition, BMS issued $2.0 billion of senior unsecured notes in a registered public offering consisting of $750 million in aggregate principal amount of 0.875% Notes due 2017, $750 million in aggregate principal amount of 2.000% Notes due 2022 and $500 million in aggregate principal amount of 3.250% Notes due 2042.

BMS completed its acquisition of Amylin for an aggregate purchase price of $5.3 billion in 2012. BMS also assumed Amylin's net debt and a contractual payment obligation to Lilly, together totaling $2.0 billion (substantially all of which was repaid during 2012). The acquisition was financed through the use of existing cash balances, the issuance of commercial paper and long-term debt borrowings described above.

Additional regulations in the U.S. could be passed in the future which could further reduce our results of operations, operating cash flow, liquidity and financial flexibility. We also continue to monitor the potential impact of the economic conditions in certain European countries and the related impact on prescription trends, pricing discounts, creditworthiness of our customers, and our ability to collect outstanding receivables from our direct customers. Currently, we believe these economic conditions in the EU will not have a material impact on our liquidity, cash flow or financial flexibility.

As a mechanism to limit our overall credit exposures, and an additional source of liquidity, we sell trade receivables to third parties, principally from wholesalers in Japan and certain government-backed entities in Italy, Portugal, and Spain. Sales of trade receivables in Italy, Portugal and Spain were $322 million in 2012, $484 million in 2011 and $476 million in 2010. Sales of receivables in Japan were $634 million in 2012, $593 million in 2011 and $456 million in 2010. Our sales agreements do not allow for recourse in the event of uncollectibility and we do not retain interest to the underlying assets once sold.

We continue to manage our operating cash flows with initiatives designed to improve working capital items that are most directly affected by changes in sales volume, such as receivables, inventories, and accounts payable. During 2012, the following changes in receivables, inventories and accounts payable resulted primarily from the rapid reduction of *Plavix* sales, the acquisition of Amylin and timing of expenditures in the ordinary course of business.

Dollars in Millions	December 31, 2012	% of Trailing Twelve Month Net Sales	December 31, 2011	% of Trailing Twelve Month Net Sales
Net trade receivables	$ 1,708	9.7 %	$ 2,250	10.6 %
Inventories	1,657	9.4 %	1,384	6.5 %
Accounts payable	(2,202)	(12.5)%	(2,603)	(12.2)%
Total	$ 1,163	6.6 %	$ 1,031	4.9 %

Credit Ratings

Moody's Investors Service long-term and short-term credit ratings are currently A2 and Prime-1, respectively, and their long-term credit outlook remains stable. Standard & Poor's (S&P) long-term and short-term credit ratings are currently A+ and A-1+, respectively, and their long-term credit outlook remains stable. S&P upgraded our short-term credit rating from A-1 to A-1+ in May 2012. Fitch Ratings (Fitch) long-term and short-term credit ratings are currently A and F1, respectively, and their long-term credit outlook remains negative. Fitch lowered our long-term credit rating from A+ to A in July 2012. Our credit ratings are considered investment grade. Our long-term ratings designate that we have a low default risk but are somewhat susceptible to adverse effects of changes in circumstances and economic conditions. Our short-term ratings designate that we have the strongest capacity for timely repayment.

Cash Flows

The following is a discussion of cash flow activities:

Dollars in Millions		2012	2011	2010
Cash flow provided by/(used in):				
Operating activities	$	**6,941**	$ 4,840	$ 4,491
Investing activities		**(6,727)**	(1,437)	(3,812)
Financing activities		**(4,333)**	(2,657)	(3,343)

Operating Activities

Cash flow from operating activities represents the cash receipts and cash disbursements from all of our activities other than investing activities and financing activities. Operating cash flow is derived by adjusting net earnings for noncontrolling interest, non-cash operating items, gains and losses attributed to investing and financing activities and changes in operating assets and liabilities resulting from timing differences between the receipts and payments of cash and when the transactions are recognized in our results of operations. As a result, changes in cash from operating activities reflect the timing of cash collections from customers and alliance partners; payments to suppliers, alliance partners and employees; pension contributions and tax payments in the ordinary course of business.

The $2.1 billion increase in operating cash flow in 2012 was primarily attributable to preliminary proceeds of $3.6 billion received from AstraZeneca as consideration for entering into the Amylin collaboration partially offset by lower operating cash flows attributed to *Plavix* and *Avapro/Avalide* sales reductions following the exclusivity loss of these products.

Investing Activities

- Cash was used to fund the acquisitions of Amylin ($5.0 billion) and Inhibitex ($2.5 billion) in 2012, Amira ($360 million, including a $50 million contingent payment) in 2011 and ZymoGenetics ($829 million) in 2010.
- Net sales and maturities of marketable securities of $1.3 billion in 2012 were primarily attributed to the funding of the Amylin acquisition. Net purchases of marketable securities of $859 million in 2011 and $2.6 billion in 2010 were primarily attributed to the timing of investments in time deposits and corporate debt securities with maturities greater than 90 days.
- Other investing activities included litigation recoveries of $102 million in 2011.

Financing Activities

- Dividend payments were $2.3 billion in 2012, $2.3 billion in 2011 and $2.2 billion in 2010. Dividends declared per common share were $1.37 in 2012, $1.33 in 2011 and $1.29 in 2010. In December 2012, we declared a quarterly dividend of $0.35 per common share and expect to pay a dividend for the full year of 2013 of $1.40 per share. Dividend decisions are made on a quarterly basis by our Board of Directors.
- Proceeds received from the issuance of senior unsecured notes and repayments of debt assumed in the Amylin acquisition were $2.0 billion each in 2012.
- Management periodically evaluates potential opportunities to repurchase certain debt securities and terminate certain interest rate swap contracts prior to their maturity. Cash outflows related to the repurchase of debt were $109 million in 2012, $78 million in 2011 and $855 million in 2010. Proceeds from the termination of interest rate swap contracts were $2 million in 2012, $296 million in 2011 and $146 million in 2010.
- The Board of Directors increased its authorization for the repurchase of common stock by $3.0 billion in June 2012. The common stock repurchase capacity remaining was $1.8 billion at December 31, 2012. Cash used to repurchase common stock was $2.4 billion in 2012, $1.2 billion in 2011 and $576 million in 2010.
- Proceeds from stock option exercises were $463 million (including $71 million of cash retained from excess tax benefits) *in* 2012, $601 million (including $47 million of cash retained from excess tax benefits) in 2011 and $252 million in 2010. The amount of proceeds vary each period based upon fluctuations in the market value of our stock relative to the exercise price of the stock options and other factors.

Contractual Obligations

Payments due by period for our contractual obligations at December 31, 2012 were as follows:

Dollars in Millions	Obligations Expiring by Period						
	Total	2013	2014	2015	2016	2017	Later Years
Short-term borrowings	$ 162	$ 162	$ -	$ -	$ -	$ -	$ -
Long-term debt	6,631	648	27	-	659	750	4,547
Interest on long-term debt[(a)]	4,814	217	237	237	240	215	3,668
Operating leases	756	167	152	130	123	76	108
Purchase obligations	2,089	874	506	336	198	128	47
Uncertain tax positions[(b)]	83	83	-	-	-	-	-
Other long-term liabilities	475	-	101	58	41	44	231
Total[(c)]	$ 15,010	$ 2,151	$ 1,023	$ 761	$ 1,261	$ 1,213	$ 8,601

(a) Includes estimated future interest payments on our short-term and long-term debt securities. Also includes accrued interest payable recognized on our consolidated balance sheets, which consists primarily of accrued interest on short-term and long-term debt as well as accrued periodic cash settlements of derivatives.

(b) Due to the uncertainty related to the timing of the reversal of uncertain tax positions, only the short-term uncertain tax benefits have been provided in the table above. See Note 7 "Income Taxes" for further detail.

(c) The table above excludes future contributions by us to our pensions, postretirement and postemployment benefit plans. Required contributions are contingent upon numerous factors including minimum regulatory funding requirements and the funded status of each plan. Due to the uncertainty of such future obligations, they are excluded from the table. Contributions for both U.S. and international plans are expected to be $100 million in 2013. See Note 18 "Pension, Postretirement and Postemployment Liabilities" for further detail.

In addition to the above, we are committed to $6.0 billion (in the aggregate) of potential future research and development milestone payments to third parties as part of in-licensing and development programs. Early stage milestones, defined as milestones achieved through Phase III clinical trials, comprised $1.1 billion of the total committed amount. Late stage milestones, defined as milestones achieved post Phase III clinical trials, comprised $4.9 billion of the total committed amount. Payments under these agreements generally are due and payable only upon achievement of certain developmental and regulatory milestones, for which the specific timing cannot be predicted. In addition to certain royalty obligations that are calculated as a percentage of net sales, some of these agreements also provide for sales-based milestones aggregating $2.1 billion that we would be obligated to pay to alliance partners upon achievement of certain sales levels. We also have certain manufacturing, development, and commercialization obligations in connection with alliance arrangements. It is not practicable to estimate the amount of these obligations. See Note 3 "Alliances and Collaborations" for further information regarding our alliances.

For a discussion of contractual obligations, see Note 18 "Pension, Postretirement and Postemployment Liabilities," Note 9 "Financial Instruments" and Note 20 "Leases."

SEC Consent Order

As previously disclosed, on August 4, 2004, we entered into a final settlement with the SEC, concluding an investigation concerning certain wholesaler inventory and accounting matters. The settlement was reached through a Consent, a copy of which was attached as Exhibit 10 to our quarterly report on Form 10-Q for the period ended September 30, 2004.

Under the terms of the Consent, we agreed, subject to certain defined exceptions, to limit sales of all products sold to our direct customers (including wholesalers, distributors, hospitals, retail outlets, pharmacies and government purchasers) based on expected demand or on amounts that do not exceed approximately one month of inventory on hand, without making a timely public disclosure of any change in practice. We also agreed in the Consent to certain measures that we have implemented including: (a) establishing a formal review and certification process of our annual and quarterly reports filed with the SEC; (b) establishing a business risk and disclosure group; (c) retaining an outside consultant to comprehensively study and help re-engineer our accounting and financial reporting processes; (d) publicly disclosing any sales incentives offered to direct customers for the purpose of inducing them to purchase products in excess of expected demand; and (e) ensuring that our budget process gives appropriate weight to inputs that come from the bottom to the top, and not just from the top to the bottom, and adequately documenting that process.

We have established a company-wide policy to limit our sales to direct customers for the purpose of complying with the Consent. This policy includes the adoption of various procedures to monitor and limit sales to direct customers in accordance with the terms of the Consent. These procedures include a governance process to escalate to appropriate management levels potential questions or concerns regarding compliance with the policy and timely resolution of such questions or concerns. In addition, compliance with the policy is monitored on a regular basis.

We maintain inventory management agreements (IMAs) with our U.S. pharmaceutical wholesalers, which account for nearly 100% of our gross U.S. sales. Under the current terms of the IMAs, our wholesaler customers provide us with weekly information with respect to months on hand product-level inventories and the amount of out-movement of products. The three largest wholesalers currently account for approximately 90% of our gross U.S. sales. The inventory information received from our wholesalers, together with our internal information, is used to estimate months on hand product level inventories at these wholesalers. We estimate months on hand product inventory levels for our U.S. business's wholesaler customers other than the three largest wholesalers by extrapolating from the months on hand calculated for the three largest wholesalers. In contrast, our non-U.S. business has significantly more direct customers, limited information on direct customer product level inventory and corresponding out-movement information and the reliability of third-party demand information, where available, varies widely. Accordingly, we rely on a variety of methods to estimate months on hand product level inventories for these business units.

We believe the above-described procedures provide a reasonable basis to ensure compliance with the Consent.

Recently Issued Accounting Standards

None applicable.

Critical Accounting Policies

The preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses. Our critical accounting policies are those that significantly impact our financial condition and results of operations and require the most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Because of this uncertainty, actual results may vary from these estimates. These accounting policies were discussed with the Audit Committee of the Board of Directors.

Revenue Recognition

Our accounting policy for revenue recognition has a substantial impact on reported results and relies on certain estimates. We recognize revenue when persuasive evidence of an arrangement exists, the sales price is fixed and determinable, collectability is reasonably assured and title and substantially all of the risks and rewards of ownership have transferred, which is generally at time of shipment. Revenue is also reduced for gross-to-net sales adjustments discussed below, all of which involve significant estimates and judgment after considering legal interpretations of applicable laws and regulations, historical experience, payer channel mix (e.g. Medicare or Medicaid), current contract prices under applicable programs, unbilled claims and processing time lags and inventory levels in the distribution channel. Estimates are assessed each period and adjusted as required to revised information or actual experience. In addition, See "—Net Sales" above for further discussion and analysis of each significant category of gross-to-net sales adjustments.

Gross-to-Net Sales Adjustments

The following categories of gross-to-net sales adjustments involve significant estimates, judgments and information obtained from external sources. See "—Net Sales" above for further discussion and analysis of each significant category of gross-to-net sales adjustments.

Charge-backs related to government programs

Our U.S. business participates in programs with government entities, the most significant of which are the U.S. Department of Defense and the U.S. Department of Veterans Affairs, and other parties, including covered entities under the 340B Drug Pricing Program, whereby pricing on products is extended below wholesaler list price to participating entities. These entities purchase products through wholesalers at the lower program price and the wholesalers then charge us the difference between their acquisition cost and the lower program price. Accounts receivable is reduced for the estimated amount of un-processed charge-back claims attributable to a sale (typically within a two to four week time lag).

Cash discounts

In the U.S. and certain other countries, cash discounts are offered as an incentive for prompt payment, generally approximating 2% of the sales price. Accounts receivable is reduced for the estimated amount of un-processed cash discounts (typically within a 1 month time lag).

Managed healthcare rebates and other contract discounts

Rebates and discounts are offered to managed healthcare organizations in the U.S. managing prescription drug programs and Medicare Advantage prescription drug plans covering the Medicare Part D drug benefit in addition to their commercial plans, as well as other contract counterparties such as hospitals and group purchasing organizations globally. Beginning in 2011, the rebates for the Medicare Part D program included a 50% discount on the Company's brand-name drugs to patients who fall within the Medicare Part D coverage gap. Rebates are also required under the U.S. Department of Defense TRICARE Retail Pharmacy Refund Program. The estimated amount for these unpaid or unbilled rebates and discounts are presented as a liability. A $67 million reversal for the estimated amount of 2011 Medicare Part D coverage gap discounts occurred in 2012 after receipt of the actual invoices.

Medicaid rebates

Our U.S. businesses participates in state government Medicaid programs and other qualifying Federal and state government programs requiring discounts and rebates to participating state and local government entities. All discounts and rebates provided through these programs are included in our Medicaid rebate accrual. Retroactive to January 1, 2010, minimum rebates on Medicaid drug sales increased from 15.1% to 23.1%. Medicaid rebates have also been extended to drugs used in managed Medicaid plans beginning in March 2010. The estimated amount for these unpaid or unbilled rebates is presented as a liability. A $37 million reversal for the estimated amount of 2010 and 2011 Managed Medicaid discounts occurred in 2012 after receipt of the actual invoices.

Sales returns

Products are typically eligible to be returned between six months prior to and twelve months after product expiration, in accordance with our policy. Estimated returns for established products are determined after considering historical experience and other factors including levels of inventory in the distribution channel, estimated shelf life, product recalls, product discontinuances, price changes of competitive products, introductions of generic products, introductions of competitive new products and instances of expected precipitous declines in demand following the loss of exclusivity. The estimated amount for product returns is presented as a liability. Reserves of $173 million were established for *Plavix* and *Avapro/Avalide* at December 31, 2012 after considering the relevant factors as well as estimated future retail and wholesale inventory work down that would occur after the loss of exclusivity.

Estimated returns for new products are determined after considering historical sales return experience of similar products, such as those within the same product line or similar therapeutic category. We defer recognition of revenue until the right of return expires or until sufficient historical experience to estimate sales returns is developed in limited circumstances. This typically occurs when the new product is not an extension of an existing line of product or when historical experience with products in a similar therapeutic category is lacking. Estimated levels of inventory in the distribution channel and projected demand are also considered in estimating sales returns for new products. Although not reflected as a gross to net adjustment, $27 million of revenue related to *Yervoy* was deferred in 2011 as a result of limited returns experience.

Use of information from external sources

Information from external sources is used to estimate gross-to-net sales adjustments. Our estimate of inventory at the wholesalers are based on the projected prescription demand-based sales for our products and historical inventory experience, as well as our analysis of third-party information, including written and oral information obtained from certain wholesalers with respect to their inventory levels and sell-through to customers and third-party market research data, and our internal information. The inventory information received from wholesalers is a product of their recordkeeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals.

We have also continued the practice of combining retail and mail prescription volume on a retail-equivalent basis. We use this methodology for internal demand forecasts. We also use information from external sources to identify prescription trends, patient demand and average selling prices. Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information was itself in the form of estimates, and reflect other limitations including lags between the date as of which third-party information is generated and the date on which we receive third-party information.

Retirement Benefits

Accounting for pension and postretirement benefit plans requires actuarial valuations based on significant assumptions for discount rates and expected long-term rates of return on plan assets. In consultation with our actuaries, these significant assumptions and others such as salary growth, retirement, turnover, healthcare trends and mortality rates are evaluated and selected based on expectations or actual experience during each remeasurement date. Pension expense could vary within a range of outcomes and have a material effect on reported earnings, projected benefit obligations and future cash funding. Actual results in any given year may differ from those estimated because of economic and other factors.

The yield on high quality corporate bonds that coincides with the cash flows of the plans' estimated payouts is used in determining the discount rate. The Citigroup Pension Discount curve is used for the U.S. plans. The U.S. plans' pension expense for 2012 was determined using a 4.25% weighted-average discount rate. The present value of benefit obligations at December 31, 2012 for the U.S. pension plans was determined using a 3.74% discount rate. If the discount rate used in determining the U.S. plans' pension expense for 2012 was reduced by an additional 1%, such expense would increase by approximately $12 million. If the assumed discount rate used in determining the U.S. pension plans' projected benefit obligation at December 31, 2012 was reduced by an additional 1%, the projected benefit obligation would increase by approximately $1.2 billion.

The expected long-term rate of return on plan assets is estimated considering expected returns for individual asset classes with input from external advisors. We also consider long-term historical returns including actual performance compared to benchmarks for similar investments. The U.S. plans' pension expense for 2012 was determined using an 8.75% expected long-term rate of return on plan assets. If the expected long-term rate of return on plan assets used in determining the U.S. plans' pension expense for 2012 was reduced by 1%, such expense would increase by $47 million.

For a more detailed discussion on retirement benefits, see Note 18 "Pension, Postretirement and Postemployment Liabilities."

Business Combinations

Goodwill and other intangible assets acquired in business combinations, licensing and other transactions were $16.4 billion at December 31, 2012, representing 46% of total assets.

Assets acquired and liabilities assumed are recognized at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recognized as goodwill. The fair value of intangible assets, including IPRD, is typically determined using the "income method." This method starts with a forecast of net cash flows, risk adjusted for estimated probabilities of technical and regulatory success (for IPRD) and adjusted to present value using an appropriate discount rate that reflects the risk associated with the cash flow streams. All assets are valued from a market participant view which might be different than specific BMS views. The valuation process is very complex and requires significant input and judgment using internal and external sources. Although the valuations are required to be finalized within a one-year period, it must consider all and only those facts and evidence available at the acquisition date. The most complex and judgmental matters applicable to the valuation process are summarized below:

- *Unit of account* - Most intangible assets are valued as single global assets rather than multiple assets for each jurisdiction or indication after considering the development stage, expected levels of incremental costs to obtain additional approvals, risks associated with further development, amount and timing of benefits expected to be derived in the future, expected patent lives in various jurisdictions and the intention to promote the asset as a global brand.

- *Estimated useful life* - The asset life expected to contribute meaningful cash flows is determined after considering all pertinent matters associated with the asset, including expected regulatory approval dates (if unapproved), exclusivity periods and other legal, regulatory or contractual provisions as well as the effects of any obsolescence, demand, competition, and other economic factors, including barriers to entry.

- *Probability of Technical and Regulatory Success (PTRS) Rate* – PTRS rates are determined based upon industry averages considering the respective programs development stage and disease indication and adjusted for specific information or data known at the acquisition date. Subsequent clinical results or other internal or external data obtained could alter the PTRS rate and materially impact the estimated fair value of the intangible asset in subsequent periods leading to impairment charges.

- *Projections* – Future revenues are estimated after considering many factors such as initial market opportunity, pricing, sales trajectories to peak sales levels, competitive environment and product evolution. Future costs and expenses are estimated after considering historical market trends, market participant synergies and the timing and level of additional development costs to obtain the initial or additional regulatory approvals, maintain or further enhance the product. We generally assume initial positive cash flows to commence shortly after the receipt of expected regulatory approvals which typically may not occur for a number of years. Actual cash flows attributed to the project are likely to be different than those assumed since projections are subjected to multiple factors including trial results and regulatory matters which could materially change the ultimate commercial success of the asset as well as significantly alter the costs to develop the respective asset into commercially viable products.

- *Tax rates* – The expected future income is tax effected using a market participant tax rate. Our recent valuations typically use a U.S. tax rate (and applicable state taxes) after considering the jurisdiction in which the intellectual property is held and location of research and manufacturing infrastructure. We also considered that any earnings repatriation would likely have U.S. tax consequences.

- *Discount rate* – Discount rates are selected after considering the risks inherent in the future cash flows; the assessment of the asset's life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory, or economic barriers to entry, as well as expected changes in standards of practice for indications addressed by the asset.

See Note 4 "Acquisitions" for specific details and values assigned to assets acquired and liabilities assumed in our acquisitions of Amylin and Inhibitex in 2012, Amira in 2011 and ZymoGenetics in 2010. Significant estimates utilized at the time of the valuations to support the fair values of the lead compounds within the acquisitions include:

Dollars in Millions		Fair value	Discount rate utilized	Estimated useful life (in years)	Phase of Development as of acquisition date	PTRS Rate utilized	Year of first projected positive cash flow
Commercialized products:							
Bydureon	$	5,260	11.1%	13	N/A	N/A	N/A
Byetta		770	10.0%	7	N/A	N/A	N/A
Symlin		310	10.0%	9	N/A	N/A	N/A
Recothrom		230	11.0%	10	N/A	N/A	N/A
IPRD:							
BMS-986094 (formerly INX-189)		1,830	12.0%	N/A	Phase II	38.0%	2017
Metreleptin		120	12.0%	N/A	Phase III	75.0%	2017
AM152		160	12.5%	N/A	Phase I	12.5%	2021
Peginterferon lambda		310	13.5%	N/A	Phase IIB	47.6%	2014

Impairment

Goodwill

Goodwill was $7.6 billion at December 31, 2012. Goodwill is tested at least annually for impairment on an enterprise level by assessing qualitative factors or performing a quantitative analysis in determining whether it is more likely than not that its fair value exceeds the carrying value. Examples of qualitative factors assessed in the current year included our share price, our financial performance compared to budgets, long-term financial plans, macroeconomic, industry and market conditions as well as the substantial excess of fair value over the carrying value of net assets from the annual impairment test performed in the prior year. Positive and negative influences of each relevant factor were assessed both individually and in the aggregate and as a result it was concluded that no additional quantitative testing was required.

For discussion on goodwill, acquired in-process research and development and other intangible assets, see Note 1 "Accounting Policies—Goodwill, Acquired In-Process Research and Development and Other Intangible Assets."

Other Intangible Assets, including IPRD

Other intangible assets were $8.8 billion at December 31, 2012, including licenses ($626 million), developed technology rights ($7.2 billion), capitalized software ($261 million) and IPRD ($668 million). Intangible assets are tested for impairment whenever current facts or circumstances warrant a review, although IPRD is required to be tested at least annually. Intangible assets are highly vulnerable to impairment charges, particularly newly acquired assets for recently launched products or IPRD. These assets are initially measured at fair value and therefore any reduction in expectations used in the valuations could potentially lead to impairment. Some of the more common potential risks leading to impairment include competition, earlier than expected loss of exclusivity, pricing pressures, adverse regulatory changes or clinical trial results, delay or failure to obtain regulatory approval and additional development costs, inability to achieve expected synergies, higher operating costs, changes in tax laws and other macro-economic changes. The complexity in estimating the fair value of intangible assets in connection with an impairment test is similar to the initial valuation.

Considering the high risk nature of research and development and the industry's success rate of bringing developmental compounds to market, IPRD impairment charges are likely to occur in future periods. We recognized charges of $2.1 billion in 2012 including a $1.8 billion charge resulting from the discontinued development of BMS-986094 and for other projects previously acquired in the Medarex, Inc and Inhibitex acquisition resulting from unfavorable clinical trial results, additional development costs, extended development periods and decisions to cease further development. We also recognized charges of $30 million in 2011 and $10 million in 2010 related to three Medarex projects for which development has ceased. IPRD is closely monitored and assessed each period for impairment.

In addition to IPRD, commercial assets are also subject to impairment. For example, an impairment charge of $120 million was recognized in 2012 related to a non-key product (*Recothrom*) acquired in the acquisition of ZymoGenetics after continuing competitive pricing pressures. The preliminary estimated fair value of developed technology rights resulting from the acquisition of Amylin was $6.3 billion, including $5.3 billion allocated to a recently-launched single asset, *Bydureon*. These assets are monitored for changes in expectations from those used in the initial valuation, including revenue trends and operating synergies.

Contingencies

In the normal course of business, we are subject to contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, product and environmental liability, contractual claims and tax matters. We recognize accruals for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. These estimates are subject to uncertainties that are difficult to predict and, as such, actual results could vary from these estimates.

For discussions on contingencies, see Note 1 "Accounting Policies—Contingencies," Note 7 "Income Taxes" and Note 21 "Legal Proceedings and Contingencies."

Income Taxes

Valuation allowances are recognized to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment including long-range forecasts of future taxable income and evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made. Our deferred tax assets were $5.1 billion, net of valuation allowances of $4.4 billion at December 31, 2012 and $3.2 billion, net of valuation allowances of $3.9 billion at December 31, 2011.

Deferred tax assets related to a U.S. Federal net operating loss carryforward of $170 million and a U.S. Federal tax credit carryforward of $31 million were recognized at December 31, 2012. The net operating loss carryforward expires in varying amounts beginning in 2022. The U.S. Federal tax credit carryforward expires in varying amounts beginning in 2017. The realization of these carryforwards is dependent on generating sufficient domestic-sourced taxable income prior to their expiration. Although realization is not assured, we believe it is more likely than not that these deferred tax assets will be realized.

In addition, a deferred tax asset related to a U.S. Federal and state capital loss of $794 million was recognized at December 31, 2012 that can be carried back three years and carried forward five years. The realization of this carryforward is dependent upon generating sufficient capital gains prior to its expiration. A $411 million valuation allowance was established for this item at December 31, 2012.

Taxes are not provided on undistributed earnings of foreign subsidiaries expected to be reinvested indefinitely offshore. During 2010, the Company completed an internal reorganization of certain legal entities which contributed to a $207 million tax charge recognized in the fourth quarter of 2010. It is possible that U.S. tax authorities could assert additional material tax liabilities arising from the reorganization. If such assertion were to occur, the Company would vigorously challenge any such assertion and believes it would prevail; however there can be no assurance of such a result.

Prior to the Mead Johnson Nutrition Company (Mead Johnson) split-off in 2009, the following transactions occurred: (i) an internal spin-off of Mead Johnson shares while still owned by us; (ii) conversion of Mead Johnson Class B shares to Class A shares; and; (iii) conversion of Mead Johnson & Company to a limited liability company. These transactions as well as the split-off of Mead Johnson through the exchange offer should qualify as tax-exempt transactions under the Internal Revenue Code based upon a private letter ruling received from the Internal Revenue Service related to the conversion of Mead Johnson Class B shares to Class A shares, and outside legal opinions. Certain assumptions, representations and covenants by Mead Johnson were relied upon regarding the future conduct of its business and other matters which could affect the tax treatment of the exchange. For example, the current tax law generally creates a presumption that the exchange would be taxable to us, if Mead Johnson or its shareholders were to engage in transactions that result in a 50% or greater change in its stock ownership during a four year period beginning two years before the exchange offer, unless it is established that the exchange offer were not part of a plan or series of related transactions to effect such a change in ownership. If the internal spin-off or exchange offer were determined not to qualify as a tax exempt transaction, the transaction could be subject to tax as if the exchange was a taxable sale by us at market value.

In addition, a negative basis or excess loss account (ELA) existed in our investment in stock of Mead Johnson prior to these transactions. We received an opinion from outside legal counsel to the effect that it is more likely than not that we eliminated the ELA as part of these transactions and do not have taxable income with respect to the ELA. The tax law in this area is complex and it is possible that even if the internal spin-off and the exchange offer is tax exempt under the Internal Revenue Code, the IRS could assert that we have additional taxable income for the period with respect to the ELA. We could be exposed to additional taxes if this were to occur. Based upon our understanding of the Internal Revenue Code and opinion from outside legal counsel, a tax reserve of $244 million was established reducing the gain on disposal of Mead Johnson included in discontinued operations in 2009.

We agreed to certain tax related indemnities with Mead Johnson as set forth in the tax sharing agreement. For example, Mead Johnson has agreed to indemnify us for potential tax effects resulting from the breach of certain representations discussed above as well as certain transactions related to the acquisition of Mead Johnson's stock or assets. We have agreed to indemnify Mead Johnson for certain taxes related to its business prior to the completion of the IPO and created as part of the restructuring to facilitate the IPO.

We established liabilities for possible assessments by tax authorities resulting from known tax exposures including, but not limited to, transfer pricing matters, tax credits and deductibility of certain expenses. Such liabilities represent a reasonable provision for taxes ultimately expected to be paid and may need to be adjusted over time as more information becomes known.

For discussions on income taxes, see Note 1 "Accounting Policies—Income Taxes" and Note 7 "Income Taxes."

Special Note Regarding Forward-Looking Statements

This annual report and other written and oral statements we make from time to time contain certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the fact they use words such as "should", "expect", "anticipate", "estimate", "target", "may", "project", "guidance", "intend", "plan", "believe" and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes to differ materially from current expectations. These statements are likely to relate to, among other things, our goals, plans and projections regarding our financial position, results of operations, cash flows, market position, product development, product approvals, sales efforts, expenses, performance or results of current and anticipated products and the outcome of contingencies such as legal proceedings and financial results, which are based on current expectations that involve inherent risks and uncertainties, including internal or external factors that could delay, divert or change any of them in the next several years. We have included important factors in the cautionary statements included in this annual report that we believe could cause actual results to differ materially from any forward-looking statement.

Although we believe we have been prudent in our plans and assumptions, no assurance can be given that any goal or plan set forth in forward-looking statements can be achieved and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made. We undertake no obligation to release publicly any revisions to forward-looking statements as a result of new information, future events or otherwise.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk resulting from changes in currency exchange rates and interest rates. Certain derivative financial instruments are used when available on a cost-effective basis to hedge our underlying economic exposure. All of our financial instruments, including derivatives, are subject to counterparty credit risk considered as part of the overall fair value measurement. Derivative financial instruments are not used for trading purposes.

Foreign Exchange Risk

Significant amounts of our revenues, earnings and cash flow is exposed to changes in foreign currency rates. Our primary net foreign currency translation exposures are the euro, Japanese yen, Chinese renminbi, Canadian dollar and British pound. Foreign currency forward contracts are used to manage foreign exchange risk that primarily arises from certain intercompany purchase transactions and are designated as foreign currency cash flow hedges when appropriate. In addition, we are exposed to foreign exchange transaction risk that arises from non-functional currency denominated assets and liabilities and earnings denominated in non-U.S. dollar currencies. Foreign currency forward contracts are used to offset a portion of these exposures and are not designated as hedges. Changes in the fair value of these derivatives are recognized in earnings as incurred.

We estimate that a 10% appreciation in the underlying currencies being hedged from their levels against the U.S. dollar (with all other variables held constant) would decrease the fair value of foreign exchange forward contracts by $162 million at December 31, 2012. If realized, this appreciation would negatively affect earnings over the remaining life of the contracts.

We are also exposed to translation risk on non-U.S. dollar-denominated net assets. Non-U.S. dollar borrowings are used to hedge the foreign currency exposures of our net investment in certain foreign affiliates and are designated as hedges of net investments. The effective portion of foreign exchange gains or losses on these hedges is recognized as part of the foreign currency translation component of accumulated OCI. If our net investment were to fall below the equivalent value of the non-U.S. debt borrowings, the change in the remeasurement basis of the debt would be subject to recognition in income as changes occur. For additional information, see Note 9 "Financial Instruments."

Interest Rate Risk

Fixed-to-floating interest rate swap contracts are used and designated as fair-value hedges as part of our interest rate risk management strategy. These contracts are intended to provide us with an appropriate balance of fixed and floating rate debt. We estimate that an increase of 100 basis points in short-term or long-term interest rates would decrease the fair value of our interest rate swap contracts by $66 million, excluding the effects of our counterparty and our own credit risk. If realized, the fair value reduction would affect earnings over the remaining life of the contracts.

We estimate that an increase of 100 basis points in long-term interest rates would decrease the fair value of long-term debt by $621 million. Our marketable securities are subject to changes in fair value as a result of interest rate fluctuations and other market factors. Our policy is to invest only in institutions that meet high credit quality standards. We estimate that an increase of 100 basis points in interest rates in general would decrease the fair value of our debt security portfolio by approximately $95 million.

Credit Risk

Although not material, certain European government-backed entities with a higher risk of default were identified by monitoring economic factors including credit ratings, credit-default swap rates and debt-to-gross domestic product ratios in addition to entity specific factors. Historically, our exposure was limited by factoring receivables and deferring revenues until the collection of cash. However, during 2012, counterparties in our factoring arrangements suspended factoring of receivables from Spanish and Portuguese government-backed entities and limited factoring of receivables from certain Italian government-backed entities. Our credit exposures in Europe may increase in the future due to further reductions in our factoring arrangements and the ongoing sovereign debt crisis. Our credit exposure to government-backed trade receivables in Greece, Portugal, Italy and Spain were approximately $252 million at December 31, 2012, of which approximately 75% is from government-backed entities.

We monitor our investments with counterparties with the objective of minimizing concentrations of credit risk. Our investment policy places limits on the amount and time to maturity of investments with any individual counterparty. The policy also requires that investments are made primarily with highly rated corporate, financial, U.S. government and government supported institutions.

The use of derivative instruments exposes us to credit risk. When the fair value of a derivative instrument contract is positive, we are exposed to credit risk if the counterparty fails to perform. When the fair value of a derivative instrument contract is negative, the counterparty is exposed to credit risk if we fail to perform our obligation. Under the terms of the agreements, posting of collateral is not required by any party whether derivatives are in an asset or liability position. We have a policy of diversifying derivatives with counterparties to mitigate the overall risk of counterparty defaults. For additional information, see Note 9 "Financial Instruments."

CONSOLIDATED STATEMENTS OF EARNINGS

Dollars and Shares in Millions, Except Per Share Data

EARNINGS	Year Ended December 31, 2012	2011	2010
Net Sales	**$ 17,621**	$ 21,244	$ 19,484
Cost of products sold	**4,610**	5,598	5,277
Marketing, selling and administrative	**4,220**	4,203	3,686
Advertising and product promotion	**797**	957	977
Research and development	**3,904**	3,839	3,566
Impairment charge for BMS-986094 intangible asset	**1,830**	-	-
Other (income)/expense	**(80)**	(334)	(93)
Total Expenses	**15,281**	14,263	13,413
Earnings Before Income Taxes	**2,340**	6,981	6,071
Provision for/(Benefit from) Income Taxes	**(161)**	1,721	1,558
Net Earnings	**2,501**	5,260	4,513
Net Earnings Attributable to Noncontrolling Interest	**541**	1,551	1,411
Net Earnings Attributable to BMS	**$ 1,960**	$ 3,709	$ 3,102
Earnings per Common Share			
Basic	**$ 1.17**	$ 2.18	$ 1.80
Diluted	**$ 1.16**	$ 2.16	$ 1.79
Cash dividends declared per common share	**$ 1.37**	$ 1.33	$ 1.29

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Dollars in Millions

COMPREHENSIVE INCOME	Year Ended December 31, 2012	2011	2010
Net Earnings	$ **2,501**	$ 5,260	$ 4,513
Other Comprehensive Income/(Loss), net of taxes:			
Derivatives qualifying as cash flow hedges:			
Unrealized gains	**9**	24	15
Realized gains	**(36)**	32	(5)
Pension and postretirement benefits:			
Actuarial losses	**(311)**	(830)	(88)
Amortization	**90**	81	67
Settlements and curtailments	**103**	7	16
Available for sale securities:			
Unrealized gains	**12**	28	44
Realized gains	**(9)**	-	-
Foreign currency translation	**(7)**	(27)	37
Foreign currency translation on net investment hedges	**(8)**	11	84
Total Other Comprehensive Income/(Loss), net of taxes	**(157)**	(674)	170
Comprehensive Income	**2,344**	4,586	4,683
Comprehensive Income Attributable to Noncontrolling Interest	**535**	1,558	1,411
Comprehensive Income Attributable to BMS	$ **1,809**	$ 3,028	$ 3,272

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Dollars in Millions, Except Share and Per Share Data

	December 31, 2012	December 31, 2011
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,656	$ 5,776
Marketable securities	1,173	2,957
Receivables	3,083	3,743
Inventories	1,657	1,384
Deferred income taxes	1,597	1,200
Prepaid expenses and other	355	258
Total Current Assets	9,521	15,318
Property, plant and equipment	5,333	4,521
Goodwill	7,635	5,586
Other intangible assets	8,778	3,124
Deferred income taxes	203	688
Marketable securities	3,523	2,909
Other assets	904	824
Total Assets	$ 35,897	$ 32,970
LIABILITIES		
Current Liabilities:		
Short-term borrowings and current portion of long-term debt	$ 826	$ 115
Accounts payable	2,202	2,603
Accrued expenses	2,573	2,791
Deferred income	825	337
Accrued rebates and returns	1,054	1,170
U.S. and foreign income taxes payable	193	167
Dividends payable	606	597
Total Current Liabilities	8,279	7,780
Pension, postretirement and postemployment liabilities	1,882	2,017
Deferred income	4,024	866
U.S. and foreign income taxes payable	648	573
Deferred income taxes	383	107
Other liabilities	475	384
Long-term debt	6,568	5,376
Total Liabilities	22,259	17,103
Commitments and contingencies (Note 21)		
EQUITY		
Bristol-Myers Squibb Company Shareholders' Equity:		
Preferred stock, $2 convertible series, par value $1 per share: Authorized 10 million shares; issued and outstanding 5,117 in 2012 and 5,268 in 2011, liquidation value of $50 per share	-	-
Common stock, par value of $0.10 per share: Authorized 4.5 billion shares; 2.2 billion issued in both 2012 and 2011	221	220
Capital in excess of par value of stock	2,694	3,114
Accumulated other comprehensive loss	(3,202)	(3,045)
Retained earnings	32,733	33,069
Less cost of treasury stock — 570 million common shares in 2012 and 515 million in 2011	(18,823)	(17,402)
Total Bristol-Myers Squibb Company Shareholders' Equity	13,623	15,956
Noncontrolling interest	15	(89)
Total Equity	13,638	15,867
Total Liabilities and Equity	$ 35,897	$ 32,970

The accompanying notes are an integral part of these consolidated financial statements.

Bristol-Myers Squibb

CONSOLIDATED STATEMENTS OF CASH FLOWS

Dollars in Millions

	Year Ended December 31,		
	2012	2011	2010
Cash Flows From Operating Activities:			
Net earnings	$ **2,501**	$ 5,260	$ 4,513
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Net earnings attributable to noncontrolling interest	**(541)**	(1,551)	(1,411)
Depreciation and amortization, net	**681**	628	607
Deferred income taxes	**(1,230)**	415	422
Stock-based compensation	**154**	161	193
Impairment charges	**2,180**	28	228
Proceeds from Amylin diabetes collaboration	**3,570**	-	-
Other	**(35)**	(147)	(32)
Changes in operating assets and liabilities:			
Receivables	**648**	(220)	(270)
Inventories	**(103)**	(193)	156
Accounts payable	**(232)**	593	315
Other deferred income	**295**	58	254
U.S. and foreign income taxes payable	**(50)**	(134)	(236)
Other	**(897)**	(58)	(248)
Net Cash Provided by Operating Activities	**6,941**	4,840	4,491
Cash Flows From Investing Activities:			
Proceeds from sale and maturities of marketable securities	**4,890**	5,960	3,197
Purchases of marketable securities	**(3,607)**	(6,819)	(5,823)
Additions to property, plant and equipment and capitalized software	**(548)**	(367)	(424)
Proceeds from sale of businesses and other investing activities	**68**	149	67
Purchase of businesses, net of cash acquired	**(7,530)**	(360)	(829)
Net Cash Used in Investing Activities	**(6,727)**	(1,437)	(3,812)
Cash Flows From Financing Activities:			
Short-term debt borrowings/(repayments)	**49**	(1)	(33)
Proceeds from issuance of long-term debt	**1,950**	-	6
Long-term debt repayments	**(2,108)**	(78)	(936)
Interest rate swap terminations	**2**	296	146
Issuances of common stock	**463**	601	252
Common stock repurchases	**(2,403)**	(1,221)	(576)
Dividends paid	**(2,286)**	(2,254)	(2,202)
Net Cash Used in Financing Activities	**(4,333)**	(2,657)	(3,343)
Effect of Exchange Rates on Cash and Cash Equivalents	**(1)**	(3)	14
Increase/(Decrease) in Cash and Cash Equivalents	**(4,120)**	743	(2,650)
Cash and Cash Equivalents at Beginning of Year	**5,776**	5,033	7,683
Cash and Cash Equivalents at End of Year	$ **1,656**	$ 5,776	$ 5,033

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements are prepared in conformity with United States (U.S.) generally accepted accounting principles (GAAP), including the accounts of Bristol-Myers Squibb Company (which may be referred to as Bristol-Myers Squibb, BMS, or the Company) and all of its controlled majority-owned subsidiaries. All intercompany balances and transactions are eliminated. Material subsequent events are evaluated and disclosed through the report issuance date.

Codevelopment, cocommercialization and license arrangements are assessed to determine whether the terms provide economic or other control over the entity requiring consolidation of an entity. Entities controlled by means other than a majority voting interest are referred to as variable interest entities. There were no arrangements with material variable interest entities during any of the periods presented.

Use of Estimates

The preparation of financial statements requires the use of management estimates and assumptions. The most significant assumptions are employed in estimates used in determining the fair value and potential impairment of intangible assets; sales rebate and return accruals; legal contingencies; income taxes; and pension and postretirement benefits. Actual results may differ from estimated results.

Reclassifications

Certain prior period amounts were reclassified to conform to the current period presentation. The presentation of depreciation and amortization in the consolidated statements of cash flows includes the depreciation of property, plant and equipment, the amortization of intangible assets and deferred income. The provision for restructuring, equity in net income of affiliates, and litigation expense, net, previously presented separately on the consolidated statements of earnings are currently presented as components of other (income)/expense.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the sales price is fixed and determinable, collectability is reasonably assured and title and substantially all risks and rewards of ownership is transferred, generally at time of shipment. However, certain sales of non-U.S. businesses are recognized on the date of receipt by the purchaser. See Note 3 "Alliances and Collaborations" for further discussion of revenue recognition related to alliances. Provisions are made at the time of revenue recognition for expected sales returns, discounts, rebates and estimated sales allowances based on historical experience updated for changes in facts and circumstances including the impact of applicable healthcare legislation. Such provisions are recognized as a reduction of revenue.

Revenue is deferred until the right of return no longer exists or sufficient historical experience to estimate sales returns is developed when a new product is not an extension of an existing line of product or there is no historical experience with products in a similar therapeutic category.

Income Taxes

The provision for income taxes includes income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recognized to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment including the long-range forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefit recognized in the financial statements for a particular tax position is based on the largest benefit that is more likely than not to be realized upon settlement.

Cash and Cash Equivalents

Cash and cash equivalents include U.S. Treasury securities, government agency securities, bank deposits, time deposits and money market funds. Cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of purchase and are recognized at cost, which approximates fair value.

Marketable Securities and Investments in Other Companies

Marketable securities are classified as "available-for-sale" on the date of purchase and reported at fair value. Fair value is determined based on observable market quotes or valuation models using assessments of counterparty credit worthiness, credit default risk or underlying security and overall capital market liquidity.

Investments in 50% or less owned companies are accounted for using the equity method of accounting when the ability to exercise significant influence is maintained. The share of net income or losses of equity investments is included in equity in net income of affiliates in other (income)/expense. Equity investments are reviewed for impairment by assessing if the decline in market value of the investment below the carrying value is other than temporary, which considers the intent and ability to retain the investment, the length of time and extent that the market value has been less than cost, and the financial condition of the investee.

Inventory Valuation

Inventories are stated at the lower of average cost or market.

Property, Plant and Equipment and Depreciation

Expenditures for additions, renewals and improvements are capitalized at cost. Depreciation is computed on a straight-line method based on the estimated useful lives of the related assets. The estimated useful lives of depreciable assets range from 20 to 50 years for buildings and 3 to 20 years for machinery, equipment, and fixtures.

Impairment of Long-Lived Assets

Current facts or circumstances are periodically evaluated to determine if the carrying value of depreciable assets to be held and used may not be recoverable. If such circumstances exist, an estimate of undiscounted future cash flows generated by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists at its lowest level of identifiable cash flows. If an asset is determined to be impaired, the loss is measured based on the difference between the asset's fair value and its carrying value. An estimate of the asset's fair value is based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques using Level 3 fair value inputs, including a discounted value of estimated future cash flows. Long-lived assets held for sale are reported at the lower of its carrying value or its estimated net realizable value.

Capitalized Software

Eligible costs to obtain internal use software for significant systems projects are capitalized and amortized over the estimated useful life of the software. Insignificant costs to obtain software for projects are expensed as incurred.

Business Combinations

Businesses acquired are consolidated upon obtaining control of the acquiree. The fair value of assets acquired and liabilities assumed are recognized at the date of acquisition. Any excess of the purchase price over the estimated fair values of the net assets acquired is recognized as goodwill. Legal, audit, business valuation, and all other business acquisition costs are expensed when incurred.

Goodwill, Acquired In-Process Research and Development and Other Intangible Assets

The fair value of intangible assets is typically determined using the "income method" which utilizes Level 3 fair value inputs. The market participant valuations assume a global view considering all potential jurisdictions and indications based on discounted after-tax cash flow projections, risk adjusted for estimated probability of technical and regulatory success (for IPRD).

Finite-lived intangible assets, including licenses, developed technology rights and IPRD projects that reach commercialization are amortized on a straight-line basis over their estimated useful life. Estimated useful lives are determined considering the period in which the assets are expected to contribute to future cash flows.

Goodwill is tested at least annually for impairment by assessing qualitative factors or performing a quantitative analysis in determining whether it is more likely than not that the fair value of net assets are below their carrying amounts. Examples of qualitative factors assessed in 2012 include our share price, our financial performance compared to budgets, long-term financial plans, macroeconomic, industry and market conditions as well as the substantial excess of fair value over the carrying value of net assets from the annual impairment test performed in the prior year. Each relevant factor is assessed both individually and in the aggregate.

IPRD is tested for impairment on an annual basis and more frequently if events occur or circumstances change that would indicate a potential reduction in the fair values of the assets below their carrying value. If the carrying value of IPRD is determined to exceed the fair value, an impairment loss is recognized for the difference.

Finite-lived intangible assets are tested for impairment when facts or circumstances suggest that the carrying value of the asset may not be recoverable. If the carrying value exceeds the projected undiscounted pre-tax cash flows of the intangible asset, an impairment loss equal to the excess of the carrying value over the estimated fair value (discounted after-tax cash flows) is recognized.

Restructuring

Restructuring charges are recognized as a result of actions to streamline operations and rationalize manufacturing facilities. Judgment is used when estimating the impact of restructuring plans, including future termination benefits and other exit costs to be incurred when the actions take place. Actual results could vary from these estimates.

Contingencies

Loss contingencies from legal proceedings and claims may occur from a wide range of matters, including, government investigations, shareholder lawsuits, product and environmental liability, contractual claims and tax matters. Accruals are recognized when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. Gain contingencies are not recognized until realized. Legal fees are expensed as incurred.

Derivative Financial Instruments

Derivatives are used principally in the management of interest rate and foreign currency exposures and are not held or used for trading purposes.

Derivatives are recognized at fair value with changes in fair value recognized in earnings unless specific hedge criteria are met. If the derivative is designated as a fair value hedge, changes in fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are reported in accumulated other comprehensive income (OCI) and subsequently recognized in earnings when the hedged item affects earnings. Cash flows are classified consistent with the underlying hedged item.

Derivatives are designated and assigned as hedges of forecasted transactions, specific assets or specific liabilities. When hedged assets or liabilities are sold or extinguished or the forecasted transactions being hedged are no longer probable to occur, a gain or loss is immediately recognized in earnings.

Non-derivative instruments, primarily euro denominated long-term debt, are also designated as hedges of net investments in foreign affiliates. The effective portion of the designated non-derivative instrument is recognized in the foreign currency translation section of OCI and the ineffective portion is recognized in earnings.

Shipping and Handling Costs

Shipping and handling costs are included in marketing, selling and administrative expenses and were $125 million in 2012, $139 million in 2011 and $135 million in 2010.

Advertising and Product Promotion Costs

Advertising and product promotion costs are expensed as incurred.

Foreign Currency Translation

Foreign subsidiary earnings are translated into U.S. dollars using average exchange rates. The net assets of foreign subsidiaries are translated into U.S. dollars using current exchange rates. The U.S. dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recognized in OCI.

Research and Development

Research and development costs are expensed as incurred. Clinical study costs are accrued over the service periods specified in the contracts and adjusted as necessary based upon an ongoing review of the level of effort and costs actually incurred. Strategic alliances with third parties provide rights to develop, manufacture, market and/or sell pharmaceutical products, the rights to which are owned by the other party. Certain research and development payments to alliance partners are contingent upon the achievement of certain pre-determined criteria. Milestone payments achieved prior to regulatory approval of the product are expensed as research and development. Milestone payments made in connection with regulatory approvals are capitalized and amortized to cost of products sold over the remaining useful life of the asset. Capitalized milestone payments are tested for recoverability periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Research and development is recognized net of reimbursements in connection with collaboration agreements.

Upfront, pre-approval milestone and other licensing receipts obtained during development are deferred and amortized over the estimated life of the product in other income. If the Company has no future obligation for development, upfront milestone and other licensing receipts are recognized immediately in other income. The amortization period of upfront, licensing and milestone receipts is assessed and determined after considering terms of the arrangements.

Note 2 BUSINESS SEGMENT INFORMATION

BMS operates in a single segment engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of innovative medicines that help patients prevail over serious diseases. A global research and development organization and supply chain organization are utilized and responsible for the development and delivery of products to the market. Regional commercial organizations are used to distribute and sell the product. The business is also supported by global corporate staff functions. Segment information is consistent with the financial information regularly reviewed by the chief operating decision maker, the chief executive officer, for purposes of evaluating performance, allocating resources, setting incentive compensation targets, and planning and forecasting future periods.

Products are sold principally to wholesalers, and to a lesser extent, directly to distributors, retailers, hospitals, clinics, government agencies and pharmacies. Gross sales to the three largest pharmaceutical wholesalers in the U.S. as a percentage of global gross sales were as follows:

	2012	2011	2010
McKesson Corporation	**23 %**	26 %	24 %
Cardinal Health, Inc.	**19 %**	21 %	21 %
AmerisourceBergen Corporation	**14 %**	16 %	16 %

Selected geographic area information was as follows:

	Net Sales			Property, Plant and Equipment	
Dollars in Millions	**2012**	2011	2010	**2012**	2011
United States[(a)]	**$ 10,384**	$ 14,039	$ 12,800	**$ 4,464**	$ 3,538
Europe[(b)]	**3,706**	3,879	3,672	**740**	886
Rest of the World[(c)]	**3,204**	3,237	2,900	**129**	97
Other[(d)]	**327**	89	112	**-**	-
Total	**$ 17,621**	$ 21,244	$ 19,484	**$ 5,333**	$ 4,521

(a) Includes Puerto Rico.
(b) Includes Russia and Turkey.
(c) Includes Japan, China, Canada, Australia and Brazil, among other countries.
(d) Includes royalty-related revenues and sales attributed to supply agreements.

Net sales of key products were as follows:

	Year Ended December 31,		
Dollars in Millions	**2012**	2011	2010
Plavix (clopidogrel bisulfate)	**$ 2,547**	$ 7,087	$ 6,666
Avapro/Avalide (irbesartan/irbesartan-hydrochlorothiazide)	**503**	952	1,176
Eliquis (apixaban)	**2**	-	-
Abilify (aripiprazole)	**2,827**	2,758	2,565
Reyataz (atazanavir sulfate)	**1,521**	1,569	1,479
Sustiva (efavirenz) Franchise	**1,527**	1,485	1,368
Baraclude (entecavir)	**1,388**	1,196	931
Erbitux (cetuximab)	**702**	691	662
Sprycel (dasatinib)	**1,019**	803	576
Yervoy (ipilimumab)	**706**	360	-
Orencia (abatacept)	**1,176**	917	733
Nulojix (belatacept)	**11**	3	-
Onglyza/Kombiglyze (saxagliptin/saxagliptin and metformin)	**709**	473	158
Byetta (exenatide)	**149**	N/A	N/A
Bydureon(exenatide extended-release for injectable suspension)	**78**	N/A	N/A
Mature Products and All Other	**2,756**	2,950	3,170
Net Sales	**$ 17,621**	$ 21,244	$ 19,484

Note 3 ALLIANCES AND COLLABORATIONS

Alliances and collaborations are utilized with third parties for the development and commercialization of certain products. These collaborations can include arrangements for access to intellectual property, research, development, manufacturing and/or commercial capabilities. The arrangements are often entered into in order to share risks and rewards related to a specific program or product or as part of a specific divestiture strategy. Unless otherwise noted, operating results associated with the alliances and collaborations are generally treated as follows: product revenues from BMS sales are included in net sales; royalties, collaboration, profit sharing and distribution fees are included in cost of goods sold; post-approval milestone payments to partners are deferred and amortized over the useful life of the related products in cost of products sold; cost sharing reimbursements offset the applicable operating expense; payments to BMS attributed to upfront, pre-approval based milestone and other licensing payments are deferred and amortized over the estimated useful life of the related products in other income/expense or as a reduction to cost of products sold for the Amylin diabetes collaboration; income and expenses attributed to a collaboration's non-core activities, such as supply and manufacturing arrangements and compensation for opting-out of commercialization in certain countries, are included in other income/expense; partnerships and joint ventures are either consolidated or accounted for under the equity method of accounting and related cash receipts and distributions are treated as operating cash flow.

<u>Sanofi</u>

BMS has agreements with Sanofi for the codevelopment and cocommercialization of *Avapro/Avalide*, an angiotensin II receptor antagonist indicated for the treatment of hypertension and diabetic nephropathy, and *Plavix*, a platelet aggregation inhibitor. The worldwide alliance operates under the framework of two geographic territories; one in the Americas (principally the U.S., Canada, Puerto Rico and Latin American countries) and Australia and the other in Europe and Asia. Accordingly, territory partnerships were formed to manage central expenses, such as marketing, research and development and royalties, and to supply finished product to the individual countries. In general, at the country level, agreements either to copromote (whereby a partnership was formed between the parties to sell each brand) or to comarket (whereby the parties operate and sell their brands independently of each other) are in place.

BMS acts as the operating partner and owns a 50.1% majority controlling interest in the territory covering the Americas and Australia and consolidates all country partnership results for this territory with Sanofi's 49.9% share of the results reflected as a noncontrolling interest. BMS recognizes net sales in this territory and in comarketing countries outside this territory (e.g. Germany, Italy for irbesartan only, Spain and Greece). Royalties owed to Sanofi are included in cost of products sold (other than development royalties). Sanofi acts as the operating partner and owns a 50.1% majority controlling interest in the territory covering Europe and Asia. BMS has a 49.9% ownership interest in this territory which is included in equity in net income of affiliates. Distributions of profits relating to the partnerships are included in operating activities.

BMS and Sanofi have a separate partnership governing the copromotion of irbesartan in the U.S. Sanofi paid BMS $350 million for their acquisition of an interest in the irbesartan license for the U.S. upon formation of the alliance.

Summarized financial information related to this alliance is as follows:

	Year Ended December 31,		
Dollars in Millions	2012	2011	2010
Territory covering the Americas and Australia:			
Net sales	$ **2,766**	$ 7,761	$ 7,464
Royalty expense	**530**	1,583	1,527
Noncontrolling interest – pre-tax	**844**	2,323	2,074
Distributions to Sanofi	**742**	2,335	2,093
Territory covering Europe and Asia:			
Equity in net income of affiliates	**201**	298	325
Distributions to BMS	**229**	283	313
Other:			
Net sales in Europe comarketing countries and other	**284**	279	378
Amortization (income)/expense – irbesartan license fee	**(29)**	(31)	(31)
Supply activities and development and opt-out royalty (income)/expense	**(142)**	23	(3)

	December 31,	
Dollars in Millions	2012	2011
Investment in affiliates – territory covering Europe and Asia	$ **9**	$ 37
Deferred income – irbesartan license fee	**-**	29
Noncontrolling interest	**(30)**	(131)

The following is summarized financial information for interests in the partnerships with Sanofi for the territory covering Europe and Asia, which are not consolidated but are accounted for using the equity method:

Dollars in Millions	Year Ended December 31, 2012	2011	2010
Net sales	$ **1,077**	$ 1,469	$ 1,879
Cost of products sold	**624**	811	1,047
Gross profit	**453**	658	832
Marketing, selling and administrative	**47**	75	129
Advertising and product promotion	**8**	15	29
Research and development	**2**	5	16
Other (income)/expense	**2**	1	(1)
Net income	$ **394**	$ 562	$ 659
Current assets	$ **417**	$ 584	$ 751
Current liabilities	**417**	584	751

Cost of products sold includes discovery royalties of $133 million in 2012, $184 million in 2011 and $307 million in 2010, which are paid directly to Sanofi. All other expenses are shared based on the applicable ownership percentages. Current assets and current liabilities include approximately $293 million in 2012, $400 million in 2011 and $567 million in 2010 related to receivables/payables attributed to cash distributions to BMS and Sanofi as well as intercompany balances between partnerships within the territory. The remaining current assets and current liabilities consist of third-party trade receivables, inventories and amounts due to BMS and Sanofi for the purchase of inventories, royalties and expense reimbursements.

In September 2012, BMS and Sanofi restructured the terms of the codevelopment and cocommercialization agreements discussed above. Effective as of January 1, 2013, subject to the receipt of regulatory approvals in certain countries, Sanofi will assume the worldwide operations of the alliance with the exception of *Plavix* for the U.S. and Puerto Rico. The alliance for *Plavix* in these two markets will continue unchanged through December 2019 under the same terms as in the original alliance arrangements. In exchange for the rights being assumed by Sanofi, BMS will receive quarterly royalties from January 1, 2013 until December 31, 2018 and a terminal payment from Sanofi of $200 million at the end of 2018. All ongoing disputes between the companies have been resolved, including a one-time payment of $80 million by BMS to Sanofi related to the *Avalide* supply disruption in the U.S. in 2011 (accrued for in 2011).

Otsuka

BMS has a worldwide commercialization agreement with Otsuka Pharmaceutical Co., Ltd. (Otsuka), to codevelop and copromote *Abilify*, for the treatment of schizophrenia, bipolar mania disorder and major depressive disorder, excluding certain Asian countries. The U.S. portion of the amended commercialization and manufacturing agreement expires upon the expected loss of product exclusivity in April 2015. The contractual share of *Abilify* net sales recognized by BMS was 58% in 2010 and 53.5% in 2011 and 51.5% in 2012.

In the UK, Germany, France and Spain, BMS receives 65% of third-party net sales. In these countries and the U.S., third-party customers are invoiced by BMS on behalf of Otsuka and alliance revenue is recognized when *Abilify* is shipped and all risks and rewards of ownership have transferred to third party customers. BMS recognizes all of the net sales in certain countries where it is the exclusive distributor for the product or has an exclusive right to sell *Abilify*.

BMS purchases the product from Otsuka and performs finish manufacturing for sale to third-party customers by BMS or Otsuka. Under the terms of the amended agreement, BMS paid Otsuka $400 million, which is amortized as a reduction of net sales through the expected loss of U.S. exclusivity in April 2015. The unamortized amount is included in other assets. Otsuka receives a royalty based on 1.5% of total U.S. net sales, which is included in cost of products sold. Otsuka is responsible for 30% of the U.S. expenses related to the commercialization of *Abilify* from 2010 through 2012. BMS also receives additional reimbursement from Otsuka for costs incurred by BMS in excess of the resource requirements specified in the agreement.

Beginning January 1, 2013, BMS will receive the following percentages of U.S. annual net sales. Net sales will be initially recognized at 35% and adjusted to reflect the actual level of net sales in 2013:

	Share as a % of U.S. Net Sales
$0 to $2.7 billion	50 %
$2.7 billion to $3.2 billion	20 %
$3.2 billion to $3.7 billion	7 %
$3.7 billion to $4.0 billion	2 %
$4.0 billion to $4.2 billion	1 %
In excess of $4.2 billion	20 %

The U.S. commercialization agreement was amended in October 2012 requiring Otsuka to assume full responsibility for providing and funding all sales force efforts effective January 2013. In consideration, BMS paid Otsuka $27 million in January 2013, and will be responsible for funding certain operating expenses up to $82 million in 2013, $56 million in 2014 and $8 million in 2015. In the EU, Otsuka will reimburse BMS for its sales force effort provided through March 31, 2013. Beginning April 1, 2013 Otsuka will assume responsibility for providing and funding sales force effort.

BMS and Otsuka also entered into an oncology collaboration for *Sprycel* and *Ixempra* (ixabepilone) for the U.S., Japan and European Union (EU) markets (the Oncology Territory). A collaboration fee, classified in cost of products sold, is paid to Otsuka based on the following percentages of annual net sales of *Sprycel* and *Ixempra* in the Oncology Territory:

	% of Net Sales	
	2010 - 2012	2013 - 2020
$0 to $400 million	30 %	65 %
$400 million to $600 million	5 %	12 %
$600 million to $800 million	3 %	3 %
$800 million to $1.0 billion	2 %	2 %
In excess of $1.0 billion	1 %	1 %

During these periods, Otsuka contributes (i) 20% of the first $175 million of certain commercial operational expenses relating to the oncology products, and (ii) 1% of such commercial operational expenses relating to the products in the territory in excess of $175 million. Beginning in 2011, Otsuka copromotes *Sprycel* in the U.S. and Japan, and has exercised the right to copromote in the top five EU markets beginning in January 2012.

The U.S. extension and the oncology collaboration include a change-of-control provision in the case of an acquisition of BMS. If the acquiring company does not have a competing product to *Abilify*, then the new company will assume the *Abilify* agreement (as amended) and the oncology collaboration as it exists today. If the acquiring company has a product that competes with *Abilify*, Otsuka can elect to request the acquiring company to choose whether to divest *Abilify* or the competing product. In the scenario where *Abilify* is divested, Otsuka would be obligated to acquire the rights of BMS under the *Abilify* agreement (as amended). The agreements also provide that in the event of a generic competitor to *Abilify* after January 1, 2010, BMS has the option of terminating the *Abilify* April 2009 amendment (with the agreement as previously amended remaining in force). If BMS were to exercise such option then either (i) BMS would receive a payment from Otsuka according to a pre-determined schedule and the oncology collaboration would terminate at the same time or (ii) the oncology collaboration would continue for a truncated period according to a pre-determined schedule.

The EU agreement remained unchanged and will expire in June 2014. In other countries where BMS has the exclusive right to sell *Abilify*, the agreement expires on the later of April 2015 or expiration of the applicable patent or data exclusivity in such country.

In addition to the $400 million extension payment, total milestones paid to Otsuka were $217 million, of which $157 million was expensed as IPRD in 1999. The remaining $60 million was capitalized in other intangible assets and was amortized to cost of products sold over the remaining life of the original agreement in the U.S.

Summarized financial information related to this alliance is as follows:

	Year Ended December 31,		
Dollars in Millions	**2012**	2011	2010
Abilify net sales, including amortization of extension payment	**$ 2,827**	$ 2,758	$ 2,565
Oncology Products collaboration fee expense	**138**	134	128
Royalty expense	**78**	72	62
Reimbursement of operating expenses to/(from) Otsuka	**(49)**	(47)	(101)
Amortization (income)/expense – extension payment	**66**	66	66
Amortization (income)/expense – upfront, milestone and other licensing payments	**5**	6	6

	December 31,	
Dollars in Millions	**2012**	2011
Other assets – extension payment	**$ 153**	$ 219
Other intangible assets – upfront, milestone and other licensing payments	**-**	5

Lilly

BMS has an Epidermal Growth Factor Receptor (EGFR) commercialization agreement with Eli Lilly and Company (Lilly) through Lilly's 2008 acquisition of ImClone Systems Incorporated (ImClone) for the codevelopment and promotion of *Erbitux* and necitumumab (IMC-11F8) in the U.S., which expires as to *Erbitux* in September 2018. BMS also has codevelopment and copromotion rights to both products in Canada and Japan. *Erbitux* is indicated for use in the treatment of patients with metastatic colorectal cancer and for use in the treatment of squamous cell carcinoma of the head and neck. Under the EGFR agreement, with respect to *Erbitux* sales in North America, Lilly receives a distribution fee based on a flat rate of 39% of net sales in North America plus reimbursement of certain royalties paid by Lilly.

In 2007, BMS and ImClone amended their codevelopment agreement with Merck KGaA (Merck) to provide for cocommercialization of *Erbitux* in Japan. The rights under this agreement expire in 2032; however, Lilly has the ability to terminate the agreement after 2018 if it determines that it is commercially unreasonable for Lilly to continue. *Erbitux* received marketing approval in Japan in 2008 for the use of *Erbitux* in treating patients with advanced or recurrent colorectal cancer. BMS receives 50% of the pre-tax profit from Merck sales of *Erbitux* in Japan which is further shared equally with Lilly.

BMS is amortizing $500 million of license acquisition costs in costs of products sold through 2018.

In 2010, BMS and Lilly restructured the EGFR commercialization agreement described above between BMS and ImClone as it relates to necitumumab, a novel targeted cancer therapy currently in Phase III development for non-small cell lung cancer. Both companies share in the cost of developing and potentially commercializing necitumumab in the U.S., Canada and Japan. Lilly maintains exclusive rights to necitumumab in all other markets.

In November 2012, we provided notice of the termination of our global codevelopment and cocommercialization arrangement for necitumumab (IMC-11F8), a fully human monoclonal antibody being investigated as an anticancer treatment, which was discovered by ImClone and is part of the alliance between the Company and Lilly, with all rights returning to Lilly. The termination is effective May 2014, though we and Lilly may terminate earlier.

Summarized financial information related to this alliance is as follows:

Dollars in Millions	Year Ended December 31, 2012	2011	2010
Net sales	$ **702**	$ 691	$ 662
Distribution fees and royalty expense	**291**	287	275
Research and development expense reimbursement to Lilly - necitumumab	**14**	12	12
Amortization (income)/expense – upfront, milestone and other licensing payments	**38**	37	37
Commercialization expense reimbursements to/(from) Lilly	**(20)**	(18)	(16)
Japan commercialization profit sharing (income)/expense, net	**(37)**	(34)	(39)

Dollars in Millions	December 31, 2012	2011
Other intangible assets – upfront, milestone and other licensing payments	$ **211**	$ 249

BMS acquired Amylin Pharmaceuticals, Inc. (Amylin) on August 8, 2012 (see Note 4 "Acquisitions" for further information). Amylin had previously entered into a settlement and termination agreement with Lilly regarding their collaboration for the global development and commercialization of *Byetta* and *Bydureon* (exenatide products) under which the parties agreed to transition full responsibility of these products to Amylin. Although the transition of the U.S. operations was completed, Lilly had not yet transitioned the non-U.S. operations to Amylin. In September 2012, BMS provided notification to Lilly that BMS will assume essentially all non-U.S. operations of the exenatide products during the first half of 2013 and therefore terminate Lilly's exclusive right to non-U.S. commercialization of the exenatide products, subject to certain regulatory and other conditions. BMS is responsible for any non-U.S. losses incurred by Lilly during 2012 and 2013 up to a maximum of $60 million and is entitled to tiered royalties until the transition is complete. Promissory notes assumed in the acquisition of Amylin aggregating $1.4 billion were repaid to Lilly during 2012.

Gilead

BMS and Gilead Sciences, Inc. (Gilead) have a joint venture to develop and commercialize *Atripla* (efavirenz 600 mg/ emtricitabine 200 mg/ tenofovir disoproxil fumarate 300 mg), a once-daily single tablet three-drug regimen for the treatment of human immunodeficiency virus (HIV) infection, combining *Sustiva*, a product of BMS, and *Truvada* (emtricitabine and tenofovir disoproxil fumarate), a product of Gilead, in the U.S., Canada and Europe. BMS accounts for its participation in the U.S. joint venture under the equity method of accounting.

Net sales of the bulk efavirenz component of *Atripla* are deferred until the combined product is sold to third-party customers. Net sales for the efavirenz component are based on the relative ratio of the average respective net selling prices of *Truvada* and *Sustiva*.

Summarized financial information related to this alliance is as follows:

Dollars in Millions	Year Ended December 31, 2012	2011	2010
Net sales	$ **1,267**	$ 1,204	$ 1,053
Equity in net loss of affiliates	**(18)**	(16)	(12)

AstraZeneca

In 2012, BMS and AstraZeneca Pharmaceuticals LP, a wholly-owned subsidiary of AstraZeneca, entered into a collaboration regarding the worldwide development and commercialization of Amylin's portfolio of products (*Bydureon*, *Byetta*, *Symlin* and metreleptin, which is currently in development). The arrangement is based on the framework of the existing diabetes alliance agreements discussed further below, including the equal sharing of profits and losses arising from the collaboration. AstraZeneca has indicated its intent to establish equal governance rights over certain key strategic and financial decisions regarding the collaboration pending required anti-trust approvals in certain international markets.

BMS received preliminary proceeds of $3.6 billion from AstraZeneca as consideration for entering into the collaboration including $73 million included in accrued expenses that is expected to be reimbursed back to AstraZeneca in 2013. The remaining $3.5 billion is accounted for as deferred income and amortized as a reduction to cost of products sold on a pro-rata basis over the estimated useful lives of the related long-lived assets assigned in the purchase price allocation (primarily intangible assets with a weighted-average estimated useful life of 12 years and property, plant and equipment with a weighted-average estimated useful life of 15 years). The net proceeds that BMS will receive from AstraZeneca as consideration for entering into the collaboration are subject to certain other adjustments including the right to receive an additional $135 million when AstraZeneca exercises its option for equal governance rights.

BMS and AstraZeneca agreed to share in certain tax attributes related to the Amylin collaboration. The preliminary proceeds of $3.6 billion that BMS received from AstraZeneca included $207 million related to sharing of certain tax attributes.

In addition, BMS continues to maintain two worldwide diabetes codevelopment and cocommercialization agreements with AstraZeneca for *Onglyza*, *Kombiglyze XR* (saxagliptin and metformin hydrochloride extended-release), *Komboglyze* (saxagliptin and metformin immediate-release marketed in the EU) and *Forxiga* (dapagliflozin). The agreements for saxagliptin exclude Japan. In this document unless specifically noted, we refer to both *Kombiglyze* and *Komboglyze* as *Kombiglyze*. *Forxiga* was approved in the EU in November 2012. *Onglyza* and *Forxiga* were discovered by BMS. *Kombiglyze* was codeveloped with AstraZeneca. Both companies jointly develop the clinical and marketing strategy and share commercialization expenses and profits and losses equally on a global basis and also share in development costs, with the exception of *Forxiga* development costs in Japan, which are borne by AstraZeneca. BMS manufactures both products. BMS has opted to decline involvement in cocommercialization for both products in certain countries not in the BMS global commercialization network and instead receives compensation based on net sales recorded by AstraZeneca in these countries.

BMS received $300 million in upfront, milestone and other licensing payments related to saxagliptin to date and could receive up to an additional $300 million for sales-based milestones. BMS also received $250 million in upfront, milestone and other licensing payments related to dapagliflozin to date, including $80 million received in January 2013, and could potentially receive up to an additional $150 million for development and regulatory milestones and up to an additional $390 million for sales-based milestones. BMS is entitled to reimbursements for 50% of capital expenditures related to Amylin.

Summarized financial information related to these alliances is as follows:

Dollars in Millions	Year Ended December 31,		
	2012	2011	2010
Net sales	$ **972**	$ 473	$ 158
Profit sharing expense	**425**	207	67
Commercialization expense reimbursements to/(from) AstraZeneca	**(141)**	(40)	(33)
Research and development expense reimbursements to/(from) AstraZeneca	**(18)**	40	19
Amortization (income)/expense – upfront, milestone and other licensing payments recognized in:			
Cost of products sold	**(126)**	-	-
Other (income)/expense	**(38)**	(38)	(28)
Upfront, milestone and other licensing payments received:			
Amylin-related products	**3,547**	-	-
Saxagliptin	**-**	-	50
Dapagliflozin	**-**	120	-

Dollars in Millions	December 31,	
	2012	2011
Deferred income – upfront, milestone and other licensing payments:		
Amylin-related products	$ **3,423**	$ -
Saxagliptin	**208**	230
Dapagliflozin	**206**	142

Pfizer

BMS and Pfizer Inc. (Pfizer) maintain a worldwide codevelopment and cocommercialization agreement for *Eliquis*, an anticoagulant discovered by BMS for the prevention and treatment of atrial fibrillation and other arterial thrombotic conditions. *Eliquis* was approved in the US and Japan in December 2012. Pfizer funds 60% of all development costs under the initial development plan effective January 1, 2007. The companies jointly develop the clinical and marketing strategy and share commercialization expenses and profits equally on a global basis. In certain countries not in the BMS global commercialization network, Pfizer will commercialize *Eliquis* alone and will pay compensation to BMS based on a percentage of net sales. BMS manufactures the product.

BMS received $654 million in upfront, milestone and other licensing payments for *Eliquis* to date, including $95 million received in February 2013 and could receive up to an additional $230 million for development and regulatory milestones. These payments are deferred and amortized over the estimated useful life of the products in other income.

Summarized financial information related to this alliance is as follows:

	Year Ended December 31,		
Dollars in Millions	**2012**	2011	2010
Net sales	**$ 2**	$ -	$ -
Commercialization expense reimbursements to/(from) Pfizer	**(18)**	(10)	(8)
Research and development reimbursements to/(from) Pfizer	**7**	(65)	(190)
Amortization (income)/expense – upfront, milestone and other licensing payments	**(37)**	(33)	(31)
Upfront, milestone and other licensing payments received	**20**	65	10

	December 31,	
Dollars in Millions	**2012**	2011
Deferred income – upfront, milestone and other licensing payments	**$ 397**	$ 434

Valeant

In 2012, BMS and PharmaSwiss SA, a wholly-owned subsidiary of Valeant Pharmaceuticals International Inc. (Valeant) entered into a collaboration for certain mature brand products in Europe. In connection with the collaboration, Valeant is responsible for the marketing, promotion, distribution and sale of the products and related regulatory matters in the covered territory, and BMS is responsible for the maintenance of the products' intellectual property and supply of the products. The collaboration expires December, 31, 2014 at which time Valeant has the right to purchase the trademarks and intellectual property at a price determined based on a multiple of sales. If the right is not exercised, all rights transferred to Valeant during the collaboration period revert back to BMS.

As consideration for entering into the collaboration, BMS received $79 million at the start of the collaboration period which was allocated to the license and other rights transferred to Valeant ($61 million) and the option to purchase the remaining assets at the end of the collaboration ($18 million). The allocation was based on the estimated fair value of the option and other elements after considering various market factors, including an analysis of any estimated excess of the fair value of the mature brands business over the potential purchase price if the option to purchase the trademarks and intellectual property is exercised at December 31, 2014. The fair value of the option was recorded as a liability, and changes in the estimated fair value of the option liability will be recognized in the results of operations. The remaining $61 million will be recognized as alliance revenue throughout the term of the collaboration. BMS will also recognize revenue during the collaboration period for the supply of the product, and provide certain information technology, regulatory, order processing, distribution and other transitional services in exchange for a fee during the first six months of the collaboration.

Note 4 ACQUISITIONS

Amylin Pharmaceuticals, Inc. Acquisition

On August 8, 2012, BMS completed its acquisition of the outstanding shares of Amylin, a biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines to treat diabetes and other metabolic diseases. Acquisition costs of $29 million were included in other expenses.

BMS obtained full U.S. commercialization rights to Amylin's two primary commercialized assets, *Bydureon*, a once-weekly diabetes treatment and *Byetta*, a daily diabetes treatment, both of which are glucagon-like peptide-1 (GLP-1) receptor agonists approved in certain countries to improve glycemic control in adults with type 2 diabetes. BMS also obtained full commercialization rights to *Symlin* (pramlintide acetate), an amylinomimetic approved in the U.S. for adjunctive therapy to mealtime insulin to treat diabetes. Goodwill generated from this acquisition was primarily attributed to the expansion of our diabetes franchise.

IPRD was attributed to metreleptin, an analog of the human hormone leptine being studied and developed for the treatment of diabetes and/or hypertriglyceridemia in pediatric and adult patients with inherited or acquired lipodystrophy. The estimated useful life and the cash flows utilized to value metreleptin assumed initial positive cash flows to commence shortly after the expected receipt of regulatory approvals, subject to trial results.

Inhibitex, Inc. Acquisition

On February 13, 2012, BMS completed its acquisition of the outstanding shares of Inhibitex, Inc. (Inhibitex), a clinical-stage biopharmaceutical company focused on developing products to prevent and treat serious infectious diseases. Acquisition costs of $12 million were included in other expense.

BMS obtained Inhibitex's lead asset, INX-189, an oral nucleotide polymerase (NS5B) inhibitor in Phase II development for the treatment of chronic hepatitis C virus infections. Goodwill generated from this acquisition was primarily attributed to the potential to offer a full portfolio of therapy choices for hepatitis virus infections as well as to provide additional levels of sustainability to BMS's virology pipeline.

IPRD was primarily attributed to INX-189. INX-189 was expected to be most effective when used in combination therapy and it was assumed all market participants would inherently maintain franchise synergies attributed to maximizing the cash flows of their existing virology pipeline assets. The cash flows utilized to value INX-189 included such synergies and also assumed initial positive cash flows to commence shortly after the expected receipt of regulatory approvals, subject to trial results.

In August 2012, the Company discontinued development of INX-189 in the interest of patient safety. As a result, the Company recognized a non-cash, pre-tax impairment charge of $1.8 billion related to the IPRD intangible asset in the third quarter of 2012. For further information discussion of the impairment charge, see Note 13 "Goodwill and Other Intangible Assets."

Amira Pharmaceuticals, Inc. Acquisition

On September 7, 2011, BMS completed its acquisition of the outstanding shares of Amira Pharmaceuticals, Inc. (Amira) for $325 million in cash plus three separate, contingent $50 million payments due upon achievement of certain development and sales-based milestones. The first contingent payment was made in the fourth quarter of 2011. The purchase price of Amira includes the estimated fair value of the total contingent consideration of $58 million, which was recorded in other liabilities. Acquisition costs of $1 million were included in other expense. Amira was a privately-held biotechnology company primarily focused on the discovery and development of therapeutic products for the treatment of cardiovascular and fibrotic inflammatory diseases. The acquisition provides BMS with: 1) full rights to develop and commercialize AM152 which has completed Phase I clinical studies and the remainder of the Amira lysophosphatidic acid 1 receptor antagonist program; 2) researchers with fibrotic expertise; and 3) a pre-clinical autotaxin program. Goodwill generated from the acquisition was primarily attributed to acquired scientific expertise in fibrotic diseases allowing for expansion into a new therapeutic class.

The contingent liability was estimated utilizing a model that assessed the probability of achieving each milestone and discounted the amount of each potential payment based on the expected timing. Estimates used in evaluating the contingent liability were consistent with those used in evaluating the acquired IPRD. The discount rate for each payment was consistent with market debt yields for the non-callable, publicly-traded bonds of BMS with similar maturities to each of the estimated potential payment dates. This fair value measurement was based on significant inputs not observable in the market and therefore represents a Level 3 measurement.

ZymoGenetics, Inc. Acquisition

On October 8, 2010, BMS completed its acquisition of the outstanding shares of common stock of ZymoGenetics, Inc. (ZymoGenetics) in October 2010. Acquisition costs of $10 million were included in other expense. ZymoGenetics is focused on developing and commercializing therapeutic protein-based products for the treatment of human diseases. The companies collaborated on the development of peginterferon lambda, a novel interferon in Phase IIb development at the acquisition date, for the treatment of hepatitis C virus infection. The acquisition provides the Company with full rights to develop and commercialize peginterferon lambda and also brings proven capabilities with therapeutic proteins and revenue from *Recothrom*, an FDA approved specialty surgical biologic. Goodwill generated from the acquisition was primarily attributed to full ownership rights to peginterferon lambda.

The final purchase price allocation for ZymoGenetics, Amira and Inhibitex and the preliminary purchase price allocation (pending final valuation of intangible assets and deferred income taxes) for Amylin were as follows:

Dollars in Millions	Amylin	Inhibitex	Amira	ZymoGenetics
Identifiable net assets:				
Cash	$ 179	$ 46	$ 15	$ 56
Marketable securities	108	17	-	91
Inventory	173	-	-	98
Property, plant and equipment	742	-	-	-
Developed technology rights	6,340	-	-	230
IPRD	120	1,875	160	448
Other assets	136	-	-	29
Debt obligations	(2,020)	(23)	-	-
Other liabilities	(339)	(10)	(16)	(91)
Deferred income taxes	(1,057)	(579)	(41)	9
Total identifiable net assets	4,382	1,326	118	870
Goodwill	836	1,213	265	15
Purchase price to be allocated	$ 5,218	$ 2,539	$ 383	$ 885

Cash paid for the acquisition of Amylin included payments of $5,093 million to its outstanding common stockholders and $219 million to holders of its stock options and restricted stock units (including $94 million attributed to accelerated vesting that was accounted for as stock compensation expense in the third quarter of 2012).

The results of operations from acquired companies are included in the consolidated financial statements as of the acquisition date.

Revisions to goodwill from preliminary estimates at September 30, 2012 for Amylin relate primarily to an adjustment of the preliminary amount allocated to the fair value of acquired IPRD (decrease of $250 million) based on additional information obtained related to future cash flow projections, net of the resulting deferred tax adjustment ($99 million).

Pro forma supplemental financial information is not provided as the impacts of the acquisitions were not material to operating results in the year of acquisition. Goodwill, IPRD and all intangible assets valued in these acquisitions are non-deductible for tax purposes.

Note 5 OTHER (INCOME)/EXPENSE

Other (income)/expense includes:

	Year Ended December 31,		
Dollars in Millions	2012	2011	2010
Interest expense	$ **182**	$ 145	$ 145
Investment income	**(106)**	(91)	(75)
Provision for restructuring (See Note 6)	**174**	116	113
Litigation charges/(recoveries)	**(45)**	6	(2)
Equity in net income of affiliates	**(183)**	(281)	(313)
Impairment and loss on sale of manufacturing operations	**-**	-	236
Out-licensed intangible asset impairment	**38**	-	-
Gain on sale of product lines, businesses and assets	**(53)**	(37)	(39)
Other income received from alliance partners, net	**(312)**	(140)	(137)
Pension curtailments and settlements	**158**	10	28
Other	**67**	(62)	(49)
Other (income)/expense	$ **(80)**	$ (334)	$ (93)

Note 6 RESTRUCTURING

The following is the provision for restructuring:

	Year Ended December 31,		
Dollars in Millions	2012	2011	2010
Employee termination benefits	$ **145**	$ 85	$ 102
Other exit costs	**29**	31	11
Provision for restructuring	$ **174**	$ 116	$ 113

Restructuring charges included termination benefits for workforce reductions of manufacturing, selling, administrative, and research and development personnel across all geographic regions of approximately 1,205 in 2012, 822 in 2011 and 995 in 2010.

The following table represents the activity of employee termination and other exit cost liabilities:

Dollars in Millions	Year Ended December 31, 2012	2011	2010
Liability at January 1	**$ 77**	$ 126	$ 173
Charges	**178**	128	121
Change in estimates	**(4)**	(12)	(8)
Provision for restructuring	**174**	116	113
Foreign currency translation	**(1)**	2	(5)
Amylin acquisition	**26**	-	-
Spending	**(109)**	(167)	(155)
Liability at December 31	**$ 167**	$ 77	$ 126

Note 7 INCOME TAXES

The provision/(benefit) for income taxes consisted of:

Dollars in Millions	Year Ended December 31, 2012	2011	2010
Current:			
U.S.	**$ 627**	$ 864	$ 797
Non-U.S.	**442**	442	339
Total Current	**1,069**	1,306	1,136
Deferred:			
U.S.	**(1,164)**	406	438
Non-U.S	**(66)**	9	(16)
Total Deferred	**(1,230)**	415	422
Total Provision/(Benefit)	**$ (161)**	$ 1,721	$ 1,558

Effective Tax Rate

The reconciliation of the effective tax rate to the U.S. statutory Federal income tax rate was:

	% of Earnings Before Income Taxes					
Dollars in Millions	2012		2011		2010	
Earnings before income taxes:						
U.S.	**$ (271)**		$ 4,336		$ 3,833	
Non-U.S.	**2,611**		2,645		2,238	
Total	**$ 2,340**		$ 6,981		$ 6,071	
U.S. statutory rate	**819**	35.0 %	2,443	35.0 %	2,125	35.0 %
Non-tax deductible annual pharmaceutical company fee	**90**	3.8 %	80	1.2 %	-	-
Tax effect of foreign subsidiaries' earnings previously considered indefinitely reinvested offshore	**-**	-	-	-	207	3.4 %
Foreign tax effect of certain operations in Ireland, Puerto Rico and Switzerland	**(688)**	(29.4)%	(593)	(8.5)%	(694)	(11.4)%
State and local taxes (net of valuation allowance)	**20**	0.9 %	33	0.5 %	43	0.7 %
U.S. Federal, state and foreign contingent tax matters	**66**	2.8 %	(161)	(2.3)%	(131)	(2.1)%
U.S. Federal research and development tax credit	**-**	-	(69)	(1.0)%	(61)	(1.0)%
U.S. tax effect of capital losses	**(392)**	(16.7)%	-	-	-	-
Foreign and other	**(76)**	(3.3)%	(12)	(0.2)%	69	1.1 %
	$ (161)	(6.9)%	$ 1,721	24.7 %	$ 1,558	25.7 %

The change in the 2012 effective tax rate from 2011 was due to:

- A tax benefit of $392 million attributable to a capital loss deduction resulting from the tax insolvency of Inhibitex; and
- Favorable earnings mix between high and low tax jurisdictions primarily attributed to lower *Plavix* sales and a $1,830 million impairment charge for BMS-986094 intangible asset in the U.S. and to a lesser extent, an internal transfer of intellectual property.

Partially offset by:

- Contingent tax matters which resulted in a $66 million charge in 2012 and $161 million benefit in 2011;
- An unfavorable impact on the current year rate from the delay in the legal enactment of the research and development tax credit, which was not extended as of December 31, 2012; and
- Changes in prior period estimates upon finalizing U.S. tax returns resulting in a $54 million benefit in 2011.

The change in the 2011 effective tax rate from 2010 was due to:

- A $207 million charge recognized in the fourth quarter of 2010, which resulted primarily from additional U.S. taxable income from earnings of foreign subsidiaries previously considered to be indefinitely reinvested offshore;
- Changes in prior period estimates upon finalizing U.S. tax returns resulting in a $54 million benefit in 2011 and a $30 million charge in 2010; and
- Higher tax benefits from contingent tax matters primarily related to the effective settlements and remeasurements of uncertain tax positions ($161 million in 2011 and $131 million in 2010).

Partially offset by:

- Unfavorable earnings mix between high and low tax jurisdictions compared to the prior year;
- The non-tax deductible annual pharmaceutical company fee effective January 1, 2011 (tax impact of $80 million); and
- An out-of-period tax adjustment of $59 million in 2010 for previously unrecognized net deferred tax assets primarily attributed to deferred profits related to certain alliances as of December 31, 2009 (not material to any prior periods).

The American Taxpayer Relief Act of 2012 (the Act) was signed into law on January 2, 2013. Among the provisions of the Act, was the retroactive reinstatement of the R&D tax credit and look thru exception for 2012 and 2013. As a result, the 2012 R&D tax credit and look thru exception benefit will be recognized in the first quarter of 2013.

Deferred Taxes and Valuation Allowance

The components of current and non-current deferred income tax assets/(liabilities) were as follows:

Dollars in Millions	December 31, 2012	2011
Deferred tax assets		
Foreign net operating loss carryforwards	**$ 3,722**	$ 3,674
Milestone payments and license fees	**550**	574
Deferred income	**2,083**	573
U.S. capital losses	**794**	-
U.S. Federal net operating loss carryforwards	**170**	251
Pension and postretirement benefits	**693**	755
State net operating loss and credit carryforwards	**346**	344
Intercompany profit and other inventory items	**288**	331
U.S. Federal tax credit carryforwards	**31**	109
Other foreign deferred tax assets	**197**	112
Share-based compensation	**111**	111
Legal settlements	**45**	46
Repatriation of foreign earnings	**86**	-
Other	**344**	233
Total deferred tax assets	**9,460**	7,113
Valuation allowance	**(4,404)**	(3,920)
Net deferred tax assets	**5,056**	3,193
Deferred tax liabilities		
Depreciation	**(147)**	(118)
Repatriation of foreign earnings	**-**	(31)
Acquired intangible assets	**(2,768)**	(593)
Other	**(734)**	(676)
Total deferred tax liabilities	**(3,649)**	(1,418)
Deferred tax assets, net	**$ 1,407**	$ 1,775
Recognized as:		
Deferred income taxes – current	**$ 1,597**	$ 1,200
Deferred income taxes – non-current	**203**	688
U.S. and foreign income taxes payable – current	**(10)**	(6)
Deferred income taxes – non-current	**(383)**	(107)
Total	**$ 1,407**	$ 1,775

The U.S. Federal net operating loss carryforwards were $486 million at December 31, 2012. These carryforwards were acquired as a result of certain acquisitions and are subject to limitations under Section 382 of the Internal Revenue Code. The net operating loss carryforwards expire in varying amounts beginning in 2022. The U.S. Federal tax credit carryforwards expire in varying amounts beginning in 2017. The realization of the U.S. Federal tax credit carryforwards is dependent on generating sufficient domestic-sourced taxable income prior to their expiration. The capital loss available of $2,200 million can be carried back to 2009 and carried forward to 2017. The foreign and state net operating loss carryforwards expire in varying amounts beginning in 2013 (certain amounts have unlimited lives).

Management has established a valuation allowance when a deferred tax asset is more likely than not to be realized. At December 31, 2012, a valuation allowance of $4,404 million was established for the following items: $3,659 million primarily for foreign net operating loss and tax credit carryforwards, $338 million for state deferred tax assets including net operating loss and tax credit carryforwards, $15 million for U.S. Federal net operating loss carryforwards and $392 million for U.S Federal capital losses.

In 2011, foreign holding companies net operating losses and their corresponding valuation allowances included an increase of $2,027 million as a result of statutory impairment charges that are not required in consolidated net earnings. These foreign holding companies had a higher asset basis for statutory purposes than the basis used in the consolidated financial statements due to an internal reorganization of certain legal entities in prior periods.

Changes in the valuation allowance were as follows:

Dollars in Millions	Year Ended December 31, 2012	2011	2010
Balance at beginning of year	$ **3,920**	$ 1,863	$ 1,791
Provision	**494**	2,410	92
Utilization	**(145)**	(135)	(22)
Foreign currency translation	**39**	(222)	(6)
Acquisitions	**96**	4	8
Balance at end of year	$ **4,404**	$ 3,920	$ 1,863

Income tax payments were $676 million in 2012, $597 million in 2011 and $672 million in 2010. The current tax benefit realized as a result of stock related compensation credited to capital in excess of par value of stock was $71 million in 2012, $47 million in 2011 and $10 million in 2010.

U.S. taxes have not been provided on approximately $21 billion of undistributed earnings of foreign subsidiaries as these undistributed earnings are indefinitely invested offshore at December 31, 2012. Additional tax provisions will be required if these earnings are repatriated in the future to the U.S. or if such earnings are determined to be remitted in the foreseeable future. Due to complexities in the tax laws and assumptions that would have to be made, it is not practicable to estimate the amounts of income taxes that will have to be provided. As a result, BMS has favorable tax rates in Ireland and Puerto Rico under grants not scheduled to expire prior to 2023.

An internal reorganization of certain legal entities resulted in a $207 million charge in 2010. It is possible that U.S. tax authorities could assert additional material tax liabilities arising from the reorganization. BMS would vigorously challenge any such assertion, were it to occur, and believes it would prevail; however, there can be no assurance of such a result.

Business is conducted in various countries throughout the world and is subject to tax in numerous jurisdictions. A significant number of tax returns are filed and subject to examination by various Federal, state and local tax authorities. Tax examinations are often complex, as tax authorities may disagree with the treatment of items reported requiring several years to resolve. Liabilities are established for possible assessments by tax authorities resulting from known tax exposures including, but not limited to, transfer pricing matters, tax credits and deductibility of certain expenses. Such liabilities represent a reasonable provision for taxes ultimately expected to be paid and may need to be adjusted over time as more information becomes known. The effect of changes in estimates related to contingent tax liabilities is included in the effective tax rate reconciliation above.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

Dollars in Millions	Year Ended December 31, 2012	2011	2010
Balance at beginning of year	$ **628**	$ 845	$ 968
Gross additions to tax positions related to current year	**46**	44	46
Gross additions to tax positions related to prior years	**66**	105	177
Gross additions to tax positions assumed in acquisitions	**31**	1	11
Gross reductions to tax positions related to prior years	**(57)**	(325)	(196)
Settlements	**(54)**	(30)	(153)
Reductions to tax positions related to lapse of statute	**(19)**	(7)	(7)
Cumulative translation adjustment	**1**	(5)	(1)
Balance at end of year	$ **642**	$ 628	$ 845

Additional information regarding unrecognized tax benefits is as follows:

Dollars in Millions	Year Ended December 31, 2012	2011	2010
Unrecognized tax benefits that if recognized would impact the effective tax rate	**$ 633**	$ 570	$ 818
Accrued interest	**59**	51	51
Accrued penalties	**32**	25	23
Interest expense/(benefit)	**14**	10	(12)
Penalty expense/(benefit)	**16**	7	(4)

Uncertain tax benefits reduce deferred tax assets to the extent the uncertainty directly related to that asset; otherwise, they are recognized as either current or non-current U.S. and foreign income taxes payable. Accrued interest and penalties payable for unrecognized tax benefits are included in either current or non-current U.S. and foreign income taxes payable. Interest and penalties related to unrecognized tax benefits are included in income tax expense.

BMS is currently under examination by a number of tax authorities, including but not limited to the major tax jurisdictions listed in the table below, which have proposed adjustments to tax for issues such as transfer pricing, certain tax credits and the deductibility of certain expenses. BMS estimates that it is reasonably possible that the total amount of unrecognized tax benefits at December 31, 2012 will decrease in the range of approximately $370 million to $400 million in the next twelve months as a result of the settlement of certain tax audits and other events. The expected change in unrecognized tax benefits, primarily settlement related, will involve the payment of additional taxes, the adjustment of certain deferred taxes and/or the recognition of tax benefits. BMS also anticipates that it is reasonably possible that new issues will be raised by tax authorities which may require increases to the balance of unrecognized tax benefits; however, an estimate of such increases cannot reasonably be made at this time. BMS believes that it has adequately provided for all open tax years by tax jurisdiction.

The following is a summary of major tax jurisdictions for which tax authorities may assert additional taxes based upon tax years currently under audit and subsequent years that will likely be audited:

U.S.	2008 to 2012
Canada	2005 to 2012
France	2010 to 2012
Germany	2007 to 2012
Italy	2003 to 2012
Mexico	2006 to 2012

Note 8 EARNINGS PER SHARE

Amounts in Millions, Except Per Share Data	Year Ended December 31, 2012	2011	2010
Net Earnings Attributable to BMS	**$ 1,960**	$ 3,709	$ 3,102
Earnings attributable to unvested restricted shares	**(1)**	(8)	(12)
Net Earnings Attributable to BMS common shareholders	**$ 1,959**	$ 3,701	$ 3,090
Earnings per share - basic	**$ 1.17**	$ 2.18	$ 1.80
Weighted-average common shares outstanding - basic	**1,670**	1,700	1,713
Contingently convertible debt common stock equivalents	**1**	1	1
Incremental shares attributable to share-based compensation plans	**17**	16	13
Weighted-average common shares outstanding - diluted	**1,688**	1,717	1,727
Earnings per share - diluted	**$ 1.16**	$ 2.16	$ 1.79
Anti-dilutive weighted-average equivalent shares - stock incentive plans	**2**	13	51

Note 9 FINANCIAL INSTRUMENTS

Financial instruments include cash and cash equivalents, marketable securities, accounts receivable and payable, debt instruments and derivatives. The carrying amount of receivables and accounts payable approximates fair value due to their short term maturity.

Changes in currency exchange rates and interest rates create exposure to market risk. Certain derivative financial instruments are used when available on a cost-effective basis to hedge the underlying economic exposure. These instruments qualify as cash flow, net investment and fair value hedges upon meeting certain criteria, including effectiveness of offsetting hedged exposures. Changes in fair value of derivatives that do not qualify for hedge accounting are recognized in earnings as they occur. Derivative financial instruments are not used for trading purposes.

Financial instruments are subject to counterparty credit risk which is considered as part of the overall fair value measurement. Counterparty credit risk is monitored on an ongoing basis and mitigated by limiting amounts outstanding with any individual counterparty, utilizing conventional derivative financial instruments and only entering into agreements with counterparties that meet high credit quality standards. The consolidated financial statements would not be materially impacted if any counterparty failed to perform according to the terms of its agreement. Collateral is not required by any party whether derivatives are in an asset or liability position under the terms of the agreements.

Fair Value Measurements – The fair values of financial instruments are classified into one of the following categories:

Level 1 inputs utilize non-binding quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs. These instruments include U.S. treasury securities.

Level 2 inputs utilize observable prices for similar instruments, non-binding quoted prices for identical or similar instruments in markets that are not active, and other observable inputs that can be corroborated by market data for substantially the full term of the assets or liabilities. These instruments include corporate debt securities, commercial paper, Federal Deposit Insurance Corporation (FDIC) insured debt securities, certificates of deposit, money market funds, foreign currency forward contracts, interest rate swap contracts, equity funds, fixed income funds and long-term debt. Additionally, certain corporate debt securities utilize a third-party matrix pricing model that uses significant inputs corroborated by market data for substantially the full term of the assets. Equity and fixed income funds are primarily invested in publicly traded securities and are valued at the respective net asset value of the underlying investments. There were no significant unfunded commitments or restrictions on redemptions related to equity and fixed income funds as of December 31, 2012. Level 2 derivative instruments are valued using London Interbank Offered Rate (LIBOR) and Euro Interbank Offered Rate (EURIBOR) yield curves, less credit valuation adjustments, and observable forward foreign exchange rates at the reporting date. Valuations of derivative contracts may fluctuate considerably from period-to-period due to volatility in underlying foreign currencies and underlying interest rates, which are driven by market conditions and the duration of the contract. Credit adjustment volatility may have a significant impact on the valuation of interest rate swaps due to changes in counterparty credit ratings and credit default swap spreads.

Level 3 unobservable inputs are used when little or no market data is available. Valuation models for the Auction Rate Security (ARS) and Floating Rate Security (FRS) portfolio are based on expected cash flow streams and collateral values including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. The fair value of the ARS was determined using an internally developed valuation which was based in part on indicative bids received on the underlying assets of the security and other evidence of fair value. The ARS is a private placement security rated 'BBB-' by Standard and Poor's as of December 31, 2012 and represents interests in insurance securitizations. Due to the current lack of an active market for FRS and the general lack of transparency into their underlying assets, other qualitative analysis is relied upon to value FRS including discussions with brokers and fund managers, default risk underlying the security and overall capital markets liquidity.

Available-For-Sale Securities and Cash Equivalents

The following table summarizes available-for-sale securities at December 31, 2012 and 2011:

Dollars in Millions	Amortized Cost	Unrealized Gain in Accumulated OCI	Unrealized Loss in Accumulated OCI	Gain/(Loss) in Income	Fair Value	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
December 31, 2012								
Marketable Securities:								
Certificates of Deposit	$ 34	$ -	$ -	$ -	$ 34	$ -	$ 34	$ -
Corporate Debt Securities	4,305	72	-	-	4,377	-	4,377	-
U.S. Treasury Securities	150	-	-	-	150	150	-	-
Equity Funds	52	-	-	5	57	-	57	-
Fixed Income Funds	47	-	-	-	47	-	47	-
ARS	8	3	-	-	11	-	-	11
FRS	21	-	(1)	-	20	-	-	20
Total Marketable Securities	$ 4,617	$ 75	$ (1)	$ 5	$ 4,696	$ 150	$ 4,515	$ 31
December 31, 2011								
Marketable Securities:								
Certificates of Deposit	$ 1,051	$ -	$ -	$ -	$ 1,051	$ -	$ 1,051	$ -
Corporate Debt Securities	2,908	60	(3)	-	2,965	-	2,965	-
Commercial Paper	1,035	-	-	-	1,035	-	1,035	-
U.S. Treasury Securities	400	2	-	-	402	402	-	-
FDIC Insured Debt Securities	302	1	-	-	303	-	303	-
ARS	80	12	-	-	92	-	-	92
FRS	21	-	(3)	-	18	-	-	18
Total Marketable Securities	$ 5,797	$ 75	$ (6)	$ -	$ 5,866	$ 402	$ 5,354	$ 110

The following table summarizes the classification of available-for-sale securities in the consolidated balance sheet:

Dollars in Millions	December 31, 2012	December 31, 2011
Current Marketable Securities	**$ 1,173**	$ 2,957
Non-current Marketable Securities	**3,523**	2,909
Total Marketable Securities	**$ 4,696**	$ 5,866

Money market funds and other securities aggregating $1,288 million and $5,469 million at December 31, 2012 and 2011, respectively, were included in cash and cash equivalents and valued using Level 2 inputs. Cash and cash equivalents maintained in foreign currencies were $493 million at December 31, 2012 and are subject to currency rate risk.

At December 31, 2012, $3,512 million of non-current available for sale corporate debt securities and FRS mature within five years. All auction rate securities mature beyond 10 years.

The change in fair value for the investments in equity and fixed income funds are recognized in other income/expense and are designed to offset the changes in fair value of certain employee retirement benefits.

The following table summarizes the activity for financial assets utilizing Level 3 fair value measurements:

Dollars in Millions	2012	2011
Fair value at January 1	**$ 110**	$ 110
Sales	**(81)**	-
Unrealized gains	**2**	-
Fair value at December 31	**$ 31**	$ 110

Qualifying Hedges and Non-Qualifying Derivatives

The following summarizes the fair value of outstanding derivatives:

Dollars in Millions	Balance Sheet Location	December 31, 2012 Notional	December 31, 2012 Fair Value (Level 2)	December 31, 2011 Notional	December 31, 2011 Fair Value (Level 2)
Derivatives designated as hedging instruments:					
Interest rate swap contracts	Other assets	$ 573	$ 146	$ 579	$ 135
Foreign currency forward contracts	Other assets	735	59	1,347	88
Foreign currency forward contracts	Accrued expenses	916	(30)	480	(29)

Cash Flow Hedges — Foreign currency forward contracts are primarily utilized to hedge forecasted intercompany inventory purchase transactions in certain foreign currencies. These forward contracts are designated as cash flow hedges with the effective portion of changes in fair value being temporarily reported in accumulated OCI and recognized in earnings when the hedged item affects earnings. The notional amount of outstanding foreign currency forward contracts was primarily attributed to the Euro ($929 million) and Japanese yen ($413 million) at December 31, 2012.

The net gains on foreign currency forward contracts qualifying for cash flow hedge accounting are expected to be reclassified to cost of products sold within the next two years, including $25 million of pre-tax gains to be reclassified within the next 12 months. Cash flow hedge accounting is discontinued when the forecasted transaction is no longer probable of occurring on the originally forecasted date, or 60 days thereafter, or when the hedge is no longer effective. Assessments to determine whether derivatives designated as qualifying hedges are highly effective in offsetting changes in the cash flows of hedged items are performed at inception and on a quarterly basis. Any ineffective portion of the change in fair value is included in current period earnings. The earnings impact related to discontinued cash flow hedges and hedge ineffectiveness was not significant during all periods presented.

Net Investment Hedges – Non-U.S. dollar borrowings of €541 million ($714 million) are designated to hedge the foreign currency exposures of the net investment in certain foreign affiliates. These borrowings are designated as net investment hedges and recognized in long term debt. The effective portion of foreign exchange gains or losses on the remeasurement of the debt is recognized in the foreign currency translation component of accumulated OCI with the related offset in long term debt.

Fair Value Hedges – Fixed-to-floating interest rate swap contracts are designated as fair value hedges and are used as part of an interest rate risk management strategy to create an appropriate balance of fixed and floating rate debt. The swaps and underlying debt for the benchmark risk being hedged are recorded at fair value. The effective interest rate paid on fixed-to-floating interest rate swaps is one-month LIBOR (0.210% as of December 31, 2012) plus an interest rate spread ranging from 1.3% to 2.9%. When the underlying swap is terminated prior to maturity, the fair value basis adjustment to the underlying debt instrument is amortized into earnings as a reduction to interest expense over the remaining life of the debt.

During 2011, fixed-to-floating interest rate swap contracts of $1.6 billion notional amount and €1.0 billion notional amount were terminated generating total proceeds of $356 million (including accrued interest of $66 million). During 2010, fixed-to-floating interest rate swap contracts of $237 million notional amount and €500 million notional amount were terminated generating total proceeds of $116 million (including accrued interest of $18 million).

Non-Qualifying Foreign Exchange Contracts – Foreign currency forward contracts are used to offset exposure to foreign currency-denominated monetary assets, liabilities and earnings. The primary objective of these contracts is to protect the U.S. dollar value of foreign currency-denominated monetary assets, liabilities and earnings from the effects of volatility in foreign exchange rates that might occur prior to their receipt or settlement in U.S. dollars. These contracts are not designated as hedges and are adjusted to fair value through other (income)/expense as they occur, and substantially offset the change in fair value of the underlying foreign currency denominated monetary asset, liability or earnings. The effect of non-qualifying hedges on earnings was not significant for all periods presented.

Debt Obligations

Short-term borrowings and the current portion of long-term debt includes:

Dollars in Millions	December 31, 2012	December 31, 2011
Bank drafts	**$ 162**	$ 113
Other short-term borrowings	**-**	2
Current portion of long-term debt	**664**	-
Total	**$ 826**	$ 115

Long-term debt and the current portion of long term debt includes:

Dollars in Millions	December 31, 2012	2011
Principal Value:		
0.875% Notes due 2017	$ **750**	$ -
2.000% Notes due 2022	**750**	-
4.375% Euro Notes due 2016	**659**	652
4.625% Euro Notes due 2021	**659**	652
5.875% Notes due 2036	**625**	638
5.25% Notes due 2013	**597**	597
5.45% Notes due 2018	**582**	600
3.250% Notes due 2042	**500**	-
6.125% Notes due 2038	**480**	500
6.80% Debentures due 2026	**330**	332
7.15% Debentures due 2023	**304**	304
6.88% Debentures due 2097	**260**	287
0% - 5.75% Other - maturing 2013 - 2030	**135**	107
Subtotal	**6,631**	4,669
Adjustments to Principal Value:		
Fair value of interest rate swaps	**146**	135
Unamortized basis adjustment from swap terminations	**509**	594
Unamortized bond discounts	**(54)**	(22)
Total	$ **7,232**	$ 5,376
Current portion of long-term debt	$ **664**	$ -
Long-term debt	**6,568**	5,376

Included in the current portion of long-term debt is $50 million of Floating Rate Convertible Senior Debentures due 2023 which can be redeemed by the holders at par on September 15, 2013 and 2018, or if a fundamental change in ownership occurs. The Debentures are callable at par at any time by the Company. The Debentures have a current conversion price of $39.99, equal to a conversion rate of 25.0047 shares for each $1,000 principal amount, subject to certain anti-dilutive adjustments.

During the third quarter 2012, $2.0 billion of senior unsecured notes were issued: $750 million in aggregate principal amount of 0.875% Notes due 2017, $750 million in aggregate principal amount of 2.000% Notes due 2022 and $500 million in aggregate principal amount of 3.250% Notes due 2042 in a registered public offering. Interest on the notes will be paid semi-annually. The notes rank equally in right of payment with all of BMS's existing and future senior unsecured indebtedness. BMS may redeem the notes, in whole or in part, at any time at a predetermined redemption price. The net proceeds of the note issuances were $1,950 million, which is net of a discount of $36 million and deferred loan issuance costs of $14 million.

The average amount of commercial paper outstanding was $224 million at a weighted-average interest rate of 0.16% during 2012. The maximum month end amount of commercial paper outstanding was $700 million with no outstanding borrowings at December 31, 2012.

Substantially all of the $2.0 billion debt obligations assumed in the acquisition of Amylin were repaid during the third quarter of 2012, including a promissory note with Lilly with respect to a revenue sharing obligation and Amylin senior notes due 2014.

The principal value of long-term debt obligations was $6,631 million at December 31, 2012, of which $648 million is due in 2013, $27 million is due in 2014, $659 million is due in 2016, $750 million is due in 2017 and the remaining $4,547 million is due in 2018 or thereafter. The fair value of long-term debt was $8,285 million and $6,406 million at December 31, 2012 and 2011, respectively, and was estimated based upon the quoted market prices for the same or similar debt instruments. The fair value of short-term borrowings approximates the carrying value due to the short maturities of the debt instruments.

Debt repurchase activity was as follows:

Dollars in Millions	2012	2011	2010
Principal amount	$ **2,052**	$ 71	$ 750
Carrying value	**2,081**	88	849
Repurchase price	**2,108**	78	855
Notional amount of interest rate swaps terminated	**6**	34	319
Swap termination proceeds	**2**	6	48
Total (gain)/loss	**27**	(10)	6

Interest payments were $241 million in 2012, $171 million in 2011 and $178 million in 2010 net of amounts related to interest rate swap contracts.

BMS currently has two separate $1.5 billion five-year revolving credit facilities from a syndicate of lenders, including a new facility received in July 2012. There are no financial covenants under either facility. No borrowings were outstanding under either revolving credit facility at December 31, 2012 or 2011.

At December 31, 2012, $249 million of financial guarantees were provided in the form of stand-by letters of credit and performance bonds. The stand-by letters of credit are issued through financial institutions in support of guarantees made by BMS and its affiliates for various obligations. The performance bonds were issued to support a range of ongoing operating activities, including sale of products to hospitals and foreign ministries of health, bonds for customs, duties and value added tax and guarantees related to miscellaneous legal actions. A significant majority of the outstanding financial guarantees will expire within the year and are not expected to be funded.

Note 10 RECEIVABLES

Receivables include:

Dollars in Millions	December 31, 2012	December 31, 2011
Trade receivables	$ **1,812**	$ 2,397
Less allowances	**(104)**	(147)
Net trade receivables	**1,708**	2,250
Alliance partners receivables	**857**	1,081
Prepaid and refundable income taxes	**319**	256
Miscellaneous receivables	**199**	156
Receivables	$ **3,083**	$ 3,743

Receivables are netted with deferred income related to alliance partners until recognition of income. As a result, alliance partner receivables and deferred income were reduced by $1,056 million and $901 million at December 31, 2012 and 2011, respectively. For additional information regarding alliance partners, see Note 3 "Alliances and Collaborations." Non-U.S. receivables sold on a nonrecourse basis were $956 million in 2012, $1,077 million in 2011, and $932 million in 2010. In the aggregate, receivables from three pharmaceutical wholesalers in the U.S. represented 37% and 55% of total trade receivables at December 31, 2012 and 2011, respectively.

Changes to the allowances for bad debt, charge-backs and cash discounts were as follows:

Dollars in Millions	Year Ended December 31, 2012	2011	2010
Balance at beginning of year	$ **147**	$ 107	$ 103
Provision	**832**	1,094	864
Utilization	**(875)**	(1,054)	(860)
Balance at end of year	$ **104**	$ 147	$ 107

Note 11 INVENTORIES

Inventories include:

Dollars in Millions	December 31, 2012	December 31, 2011
Finished goods	$ **572**	$ 478
Work in process	**814**	646
Raw and packaging materials	**271**	260
Inventories	$ **1,657**	$ 1,384

Inventories expected to remain on-hand beyond one year were $424 million at December 31, 2012 and $260 million at December 31, 2011 and included in non-current assets.

Note 12 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment includes:

Dollars in Millions	December 31, 2012	December 31, 2011
Land	$ **114**	$ 137
Buildings	**4,963**	4,545
Machinery, equipment and fixtures	**3,695**	3,437
Construction in progress	**611**	262
Gross property, plant and equipment	**9,383**	8,381
Less accumulated depreciation	**(4,050)**	(3,860)
Property, plant and equipment	$ **5,333**	$ 4,521

Depreciation expense was $382 million in 2012, $448 million in 2011 and $473 million in 2010.

Note 13 GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of goodwill were as follows:

Dollars in Millions	December 31, 2012	December 31, 2011
Carrying amount of goodwill at January 1	$ **5,586**	$ 5,233
Acquisitions:		
Amira	**-**	265
Inhibitex	**1,213**	-
Amylin	**836**	-
Other	**-**	88
Carrying amount of goodwill at December 31	$ **7,635**	$ 5,586

Other includes an out-of-period adjustment to correct the purchase price allocation for the September 2009 Medarex acquisition and a $24 million contingent milestone payment from a prior acquisition. The Medarex purchase price adjustment decreased other intangible assets by $98 million and increased deferred tax assets by $34 million and goodwill by $64 million. The effect of this adjustment was not material for the current or any prior periods.

Other intangible assets include:

Dollars in Millions	Estimated Useful Lives	December 31, 2012 Gross Carrying Amount	December 31, 2012 Accumulated Amortization	December 31, 2012 Net Carrying Amount	December 31, 2011 Gross Carrying Amount	December 31, 2011 Accumulated Amortization	December 31, 2011 Net Carrying Amount
Licenses	5 – 15 years	$ 1,160	$ 534	$ 626	$ 1,218	$ 443	$ 775
Developed technology rights	7 – 15 years	8,827	1,604	7,223	2,608	1,194	1,414
Capitalized software	3 – 10 years	1,200	939	261	1,147	857	290
Total finite-lived intangible assets		11,187	3,077	8,110	4,973	2,494	2,479
IPRD		668	-	668	645	-	645
Total other intangible assets		$ 11,855	$ 3,077	$ 8,778	$ 5,618	$ 2,494	$ 3,124

Changes in other intangible assets were as follows:

Dollars in Millions	2012	2011	2010
Other intangible assets carrying amount at January 1	$ **3,124**	$ 3,370	$ 2,865
Capitalized software and other additions	**60**	75	107
Acquisitions	**8,335**	160	678
Amortization expense	**(607)**	(353)	(271)
Impairment charges	**(2,134)**	(30)	(10)
Other	**-**	(98)	1
Other intangible assets, net carrying amount at December 31	$ **8,778**	$ 3,124	$ 3,370

Annual amortization expense of other intangible assets is expected to be approximately $850 million in 2013, $850 million in 2014, $750 million in 2015, $750 million in 2016, $700 million in 2017 and $4,210 million thereafter.

BMS announced the discontinued development of BMS-986094 (formerly known as INX-189), a nucleotide polymerase (NS5B) inhibitor that was in Phase II development for the treatment of the hepatitis C virus infection on August 23, 2012. The decision was made in the interest of patient safety, based on a rapid, thorough and ongoing assessment of patients in a Phase II study that was voluntarily suspended on August 1, 2012. BMS acquired BMS-986094 with its acquisition of Inhibitex in February 2012. As a result of the termination of this development program, a $1,830 million pre-tax impairment charge was recognized for the IPRD intangible asset.

An impairment charge of $120 million was recognized in 2012 related to a partial write-down to fair value of developed technology costs related to a non-key product (*Recothrom*) acquired in the acquisition of ZymoGenetics. The developed technology impairment charge resulted from continued competitive pricing pressures.

Note 14 ACCRUED EXPENSES

Accrued expenses include:

Dollars in Millions	December 31, 2012	December 31, 2011
Employee compensation and benefits	$ **844**	$ 783
Royalties	**152**	571
Accrued research and development	**418**	450
Restructuring - current	**120**	58
Pension and postretirement benefits	**49**	46
Accrued litigation	**162**	65
Other	**828**	818
Total accrued expenses	$ **2,573**	$ 2,791

Note 15 SALES REBATES AND RETURN ACCRUALS

Reductions to trade receivables and accrued rebates and returns liabilities are as follows:

Dollars in Millions	December 31, 2012	December 31, 2011
Charge-backs related to government programs	$ **41**	$ 51
Cash discounts	**13**	28
Reductions to trade receivables	$ **54**	$ 79
Managed healthcare rebates and other contract discounts	$ **175**	$ 417
Medicaid rebates	**351**	411
Sales returns	**345**	161
Other adjustments	**183**	181
Accrued rebates and returns	$ **1,054**	$ 1,170

Note 16 DEFERRED INCOME

Deferred income includes:

Dollars in Millions	December 31, 2012	December 31, 2011
Upfront, milestone and other licensing receipts	$ **4,346**	$ 882
Atripla deferred revenue	**339**	113
Gain on sale-leaseback transactions	**99**	120
Other	**65**	88
Total deferred income	$ **4,849**	$ 1,203
Current portion	$ **825**	$ 337
Non-current portion	**4,024**	866

Upfront, milestone and other licensing receipts are amortized over the expected life of the product. See Note 3 "Alliances and Collaborations" for information pertaining to revenue recognition and other transactions including $3.5 billion of proceeds received from AstraZeneca related to the Amylin collaboration during the 2012. Deferred gains on several sale-leaseback transactions are amortized over the remaining lease terms of the related facilities through 2018. Deferred income amortization was $308 million in 2012, $173 million in 2011 and $137 million in 2010.

Note 17 EQUITY

Dollars and Shares in Millions	Common Stock Shares	Common Stock Par Value	Capital in Excess of Par Value of Stock	Retained Earnings	Treasury Stock Shares	Treasury Stock Cost	Non-Controlling Interest
Balance at January 1, 2010	2,205	$ 220	$ 3,768	$ 30,760	491	$ (17,364)	$ (58)
Net earnings	-	-	-	3,102	-	-	2,091
Cash dividends declared	-	-	-	(2,226)	-	-	-
Stock repurchase program	-	-	-	-	23	(587)	-
Employee stock compensation plans	-	-	(86)	-	(13)	497	-
Distributions	-	-	-	-	-	-	(2,108)
Balance at December 31, 2010	2,205	220	3,682	31,636	501	(17,454)	(75)
Net earnings	-	-	-	3,709	-	-	2,333
Cash dividends declared	-	-	-	(2,276)	-	-	-
Stock repurchase program	-	-	-	-	42	(1,226)	-
Employee stock compensation plans	-	-	(568)	-	(28)	1,278	-
Other comprehensive income attributable to noncontrolling interest	-	-	-	-	-	-	7
Distributions	-	-	-	-	-	-	(2,354)
Balance at December 31, 2011	2,205	220	3,114	33,069	515	(17,402)	(89)
Net earnings	-	-	-	1,960	-	-	850
Cash dividends declared	-	-	-	(2,296)	-	-	-
Stock repurchase program	-	-	-	-	73	(2,407)	-
Employee stock compensation plans	3	1	(420)	-	(18)	986	-
Other comprehensive income attributable to noncontrolling interest	-	-	-	-	-	-	(6)
Distributions	-	-	-	-	-	-	(740)
Balance at December 31, 2012	2,208	$ 221	$ 2,694	$ 32,733	570	$ (18,823)	$ 15

Treasury stock is recognized at the cost to reacquire the shares. Shares issued from treasury are recognized utilizing the first-in first-out method.

In May 2010, the Board of Directors authorized a repurchase of up to $3.0 billion of common stock and in June 2012 increased its authorization for the repurchase of common stock by an additional $3.0 billion. Repurchases may be made either in the open market or through private transactions, including under repurchase plans established in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934. The stock repurchase program does not have an expiration date and may be suspended or discontinued at any time.

Noncontrolling interest is primarily related to the *Plavix* and *Avapro/Avalide* partnerships with Sanofi for the territory covering the Americas. Net earnings attributable to noncontrolling interest are presented net of taxes of $317 million in 2012, $792 million in 2011 and $683 million in 2010 with a corresponding increase to the provision for income taxes. Distribution of the partnership profits to Sanofi and Sanofi's funding of ongoing partnership operations occur on a routine basis. The above activity includes the pre-tax income and distributions related to these partnerships.

The components of other comprehensive income/(loss) (OCI) were as follows:

Dollars in Millions	Pretax	Tax	After Tax
Year ended December 31, 2010			
Derivatives qualifying as cash flow hedges:[(a)]			
Unrealized gains	$ 18	$ (3)	$ 15
Realized gains	(10)	5	(5)
Derivatives qualifying as cash flow hedges	8	2	10
Pension and other postretirement benefits:[(b)]			
Actuarial losses	(154)	66	(88)
Amortization	102	(35)	67
Settlements and curtailments	25	(9)	16
Pension and other postretirement benefits	(27)	22	(5)
Available for sale securities, unrealized gains	47	(3)	44
Foreign currency translation	121	-	121
	$ 149	$ 21	$ 170
Year ended December 31, 2011			
Derivatives qualifying as cash flow hedges:[(a)]			
Unrealized gains	$ 28	$ (4)	$ 24
Realized gains	52	(20)	32
Derivatives qualifying as cash flow hedges	80	(24)	56
Pension and other postretirement benefits:[(b)]			
Actuarial losses	(1,251)	421	(830)
Amortization	115	(34)	81
Settlements and curtailments	11	(4)	7
Pension and other postretirement benefits	(1,125)	383	(742)
Available for sale securities, unrealized gains	35	(7)	28
Foreign currency translation	(16)	-	(16)
	$ (1,026)	$ 352	$ (674)
Year ended December 31, 2012			
Derivatives qualifying as cash flow hedges:[(a)]			
Unrealized gains	$ 26	$ (17)	$ 9
Realized gains	(56)	20	(36)
Derivatives qualifying as cash flow hedges	(30)	3	(27)
Pension and other postretirement benefits:[(b)]			
Actuarial losses	(432)	121	(311)
Amortization	133	(43)	90
Settlements and curtailments	159	(56)	103
Pension and other postretirement benefits	(140)	22	(118)
Available for sale securities:			
Unrealized gains	20	(8)	12
Realized gains	(11)	2	(9)
Available for sale securities[(c)]	9	(6)	3
Foreign currency translation	(15)	-	(15)
	$ (176)	$ 19	$ (157)

(a) Realized (gains)/losses on derivatives qualifying as effective hedges are recognized in costs of products sold.
(b) See Note 18 "Pension, Postretirement and Postemployment Liabilities" for further detail.
(c) Realized (gains)/losses on available for sale securities are recognized in other (income)/expense.

The accumulated balances related to each component of other comprehensive income/(loss) (OCI), net of taxes, were as follows:

Dollars in Millions	December 31, 2012	December 31, 2011
Derivatives qualifying as cash flow hedges	**$ 9**	$ 36
Pension and other postretirement benefits	**(3,023)**	(2,905)
Available for sale securities	**65**	62
Foreign currency translation	**(253)**	(238)
Accumulated other comprehensive income/(loss)	**$ (3,202)**	$ (3,045)

Note 18 PENSION, POSTRETIREMENT AND POSTEMPLOYMENT LIABILITIES

The Company and certain of its subsidiaries sponsor defined benefit pension plans, defined contribution plans and termination indemnity plans for regular full-time employees. The principal defined benefit pension plan is the Bristol-Myers Squibb Retirement Income Plan, which covers most U.S. employees and represents approximately 70% of the consolidated pension plan assets and obligations. The funding policy is to contribute at least the minimum amount required by the Employee Retirement Income Security Act of 1974 (ERISA). Plan benefits are based primarily on the participant's years of credited service and final average compensation. Plan assets consist principally of equity and fixed-income securities.

Comprehensive medical and group life benefits are provided for substantially all U.S. retirees who elect to participate in comprehensive medical and group life plans. The medical plan is contributory. Contributions are adjusted periodically and vary by date of retirement. The life insurance plan is noncontributory. Plan assets consist principally of equity and fixed-income securities. Similar plans exist for employees in certain countries outside of the U.S.

The net periodic benefit cost of defined benefit pension and postretirement benefit plans includes:

	Pension Benefits			Other Benefits		
Dollars in Millions	**2012**	2011	2010	**2012**	2011	2010
Service cost — benefits earned during the year	**$ 32**	$ 43	$ 44	**$ 8**	$ 8	$ 6
Interest cost on projected benefit obligation	**319**	337	347	**22**	26	30
Expected return on plan assets	**(508)**	(464)	(453)	**(25)**	(26)	(24)
Amortization of prior service cost/(benefit)	**(3)**	(1)	-	**(2)**	(3)	(3)
Amortization of net actuarial loss	**129**	112	95	**10**	7	10
Curtailments	**(1)**	(3)	5	**-**	(1)	-
Settlements	**160**	15	22	**-**	-	-
Special termination benefits	**-**	-	1	**-**	-	-
Total net periodic benefit cost	**$ 128**	$ 39	$ 61	**$ 13**	$ 11	$ 19

A $151 million pension settlement charge was recognized in 2012 for the primary U.S. pension plan as a result of annual lump sum payments exceeding interest and service costs during the fourth quarter. The charge included the acceleration of a portion of unrecognized actuarial losses.

Net actuarial loss and prior service cost of $147 million is expected to be amortized from accumulated OCI into net periodic benefit cost for pension and postretirement benefit plans in 2013.

Changes in defined benefit and postretirement benefit plan obligations, assets, funded status and amounts recognized in the consolidated balance sheets were as follows:

Dollars in Millions	Pension Benefits		Other Benefits	
	2012	2011	**2012**	2011
Benefit obligations at beginning of year	**$ 7,499**	$ 6,704	**$ 582**	$ 589
Service cost—benefits earned during the year	**32**	43	**8**	8
Interest cost	**319**	337	**22**	26
Plan participants' contributions	**2**	3	**24**	25
Curtailments	**(19)**	(3)	**-**	(1)
Settlements	**(260)**	(41)	**-**	(2)
Plan amendments	**(8)**	(40)	**-**	(1)
Actuarial losses/(gains)	**838**	876	**(107)**	6
Retiree Drug Subsidy	**-**	-	**6**	12
Benefits paid	**(227)**	(386)	**(76)**	(79)
Exchange rate losses/(gains)	**24**	6	**1**	(1)
Benefit obligations at end of year	**$ 8,200**	$ 7,499	**$ 460**	$ 582
Fair value of plan assets at beginning of year	**$ 5,842**	$ 5,766	**$ 305**	$ 315
Actual return on plan assets	**761**	66	**41**	10
Employer contributions	**396**	432	**11**	24
Plan participants' contributions	**2**	3	**24**	25
Settlements	**(260)**	(41)	**-**	(2)
Retiree Drug Subsidy	**-**	-	**6**	12
Benefits paid	**(227)**	(386)	**(76)**	(79)
Exchange rate gains/(losses)	**28**	2	**-**	-
Fair value of plan assets at end of year	**$ 6,542**	$ 5,842	**$ 311**	$ 305
Funded status	**$ (1,658)**	$ (1,657)	**$ (149)**	$ (277)
Assets/Liabilities recognized:				
Other assets	**$ 22**	$ 39	**$ 12**	$ -
Accrued expenses	**(37)**	(33)	**(12)**	(12)
Pension and other postretirement liabilities	**(1,643)**	(1,663)	**(149)**	(265)
Funded status	**$ (1,658)**	$ (1,657)	**$ (149)**	$ (277)
Recognized in accumulated other comprehensive loss:				
Net actuarial loss	**$ 4,572**	$ 4,297	**$ 34**	$ 166
Net obligation at adoption	**1**	1	**-**	-
Prior service cost/(benefit)	**(44)**	(39)	**(6)**	(8)
Total	**$ 4,529**	$ 4,259	**$ 28**	$ 158

The accumulated benefit obligation for all defined benefit pension plans was $8,068 million and $7,322 million at December 31, 2012 and 2011, respectively.

Additional information related to pension plans was as follows:

Dollars in Millions	**2012**	2011
Pension plans with projected benefit obligations in excess of plan assets:		
Projected benefit obligation	**$ 8,112**	$ 7,236
Fair value of plan assets	**6,432**	5,540
Pension plans with accumulated benefit obligations in excess of plan assets:		
Accumulated benefit obligation	**$ 7,987**	$ 6,867
Fair value of plan assets	**6,432**	5,327

Actuarial Assumptions

Weighted-average assumptions used to determine benefit obligations at December 31 were as follows:

	Pension Benefits		Other Benefits	
	2012	2011	**2012**	2011
Discount rate	**3.7 %**	4.4 %	**3.0 %**	4.1 %
Rate of compensation increase	**2.3 %**	2.3 %	**2.0 %**	2.0 %

Weighted-average actuarial assumptions used to determine net periodic benefit cost for the years ended December 31 were as follows:

	Pension Benefits			Other Benefits		
	2012	2011	2010	**2012**	2011	2010
Discount rate	**4.4 %**	5.2 %	5.6 %	**4.1 %**	4.8 %	5.5 %
Expected long-term return on plan assets	**8.2 %**	8.3 %	8.3 %	**8.8 %**	8.8 %	8.8 %
Rate of compensation increase	**2.3 %**	2.4 %	3.7 %	**2.0 %**	2.0 %	3.5 %

The yield on high quality corporate bonds that matches the duration of the benefit obligations is used in determining the discount rate. The Citigroup Pension Discount curve is used in developing the discount rate for the U.S. plans.

Several factors are considered in developing the expected return on plan assets, including long-term historical returns and input from external advisors. Individual asset class return forecasts were developed based upon market conditions, for example, price-earnings levels and yields and long-term growth expectations. The expected long-term rate of return is the weighted-average of the target asset allocation of each individual asset class. Historical long-term actual annualized returns for U.S. pension plans were as follows:

	2012	2011	2010
10 years	**8.5 %**	5.6 %	4.7 %
15 years	**6.5 %**	7.0 %	7.9 %
20 years	**8.5 %**	8.1 %	9.3 %

Pension and postretirement liabilities were increased by $459 million at December 31, 2012 with a corresponding charge to other comprehensive income as a result of actuarial losses attributed to the benefit obligation ($731 million) partially offset by higher than expected return on plan assets ($272 million). These actuarial losses resulted from prevailing equity and fixed income market conditions and a reduction in interest rates in 2012.

The expected return on plan assets was determined using the expected rate of return and a calculated value of assets, referred to as the "market-related value" which approximates the fair value of plan assets at December 31, 2012. Differences between the assumed and actual returns are amortized to the market-related value on a straight-line basis over a three-year period.

Gains and losses have resulted from changes in actuarial assumptions (such as changes in the discount rate) and from differences between assumed and actual experience (such as differences between actual and expected return on plan assets). These gains and losses (except those differences being amortized to the market-related value) are only amortized to the extent they exceed 10% of the higher of the market-related value or the projected benefit obligation for each respective plan. As a result, approximately $840 million related to pension benefits is not expected to be amortized during 2013. The majority of the remaining actuarial losses are amortized over the life expectancy of the plans' participants for U.S. plans (30 years) and expected remaining service periods for most other plans into cost of products sold, research and development, and marketing, selling and administrative expenses as appropriate.

Assumed healthcare cost trend rates at December 31 were as follows:

	2012	2011	2010
Healthcare cost trend rate assumed for next year	**6.8 %**	7.4 %	7.9 %
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**4.5 %**	4.5 %	4.5 %
Year that the rate reaches the ultimate trend rate	**2018**	2018	2018

Assumed healthcare cost trend rates have an effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

Dollars in Millions	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$ 1	$ (1)
Effect on postretirement benefit obligation	25	(25)

Plan Assets

The fair value of pension and postretirement plan assets by asset category at December 31, 2012 and 2011 was as follows:

Dollars in Millions	December 31, 2012				December 31, 2011			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity Securities	$ 2,196	$ -	$ -	$ 2,196	$ 1,679	$ -	$ -	$ 1,679
Equity Funds	410	1,555	-	1,965	236	1,559	4	1,799
Fixed Income Funds	234	401	-	635	203	419	-	622
Corporate Debt Securities	-	453	3	456	-	315	10	325
Venture Capital and Limited Partnerships	-	-	381	381	-	-	408	408
Government Mortgage Backed Securities	-	350	8	358	-	372	8	380
U.S. Treasury and Agency Securities	-	259	-	259	-	304	-	304
Short-Term Investment Funds	-	189	-	189	-	306	-	306
Insurance Contracts	-	-	132	132	-	-	125	125
Event Driven Hedge Funds	-	92	-	92	-	86	-	86
Collateralized Mortgage Obligation Bonds	-	50	6	56	-	63	7	70
State and Municipal Bonds	-	44	3	47	-	34	-	34
Asset Backed Securities	-	23	3	26	-	17	4	21
Real Estate	3	-	-	3	-	12	-	12
Cash and Cash Equivalents	58	-	-	58	(24)	-	-	(24)
Total plan assets at fair value	$ 2,901	$ 3,416	$ 536	$ 6,853	$ 2,094	$ 3,487	$ 566	$ 6,147

The investment valuation policies per investment class are as follows:

Level 1 inputs utilize quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs. These instruments include equity securities, equity funds, and fixed income funds publicly traded on a national securities exchange, U.S. treasury and agency securities, and cash and cash equivalents. Cash and cash equivalents are highly liquid investments with original maturities of three months or less at the time of purchase and are recognized at cost, which approximates fair value. Pending trade sales and purchases are included in cash and cash equivalents until final settlement.

Level 2 inputs include observable prices for similar instruments, quoted prices for identical or similar instruments in markets that are not active, and other observable inputs that can be corroborated by market data for substantially the full term of the assets or liabilities. Equity funds, fixed income funds, event driven hedge funds and short-term investment funds classified as Level 2 within the fair value hierarchy are valued at the net asset value of their shares held at year end. There were no significant unfunded commitments or restrictions on redemptions related to investments valued at NAV as of December 31, 2012. Corporate debt securities, government mortgage backed securities, collateralized mortgage obligation bonds, asset backed securities, U.S. treasury and agency securities, state and municipal bonds, and real estate interests classified as Level 2 within the fair value hierarchy are valued utilizing observable prices for similar instruments and quoted prices for identical or similar instruments in markets that are not active.

Level 3 unobservable inputs are used when little or no market data is available. Equity funds and venture capital and limited partnership investments classified as Level 3 within the fair value hierarchy are valued at estimated fair value. The estimated fair value is based on the fair value of the underlying investment values or cost plus or minus accumulated earnings or losses which approximates fair value. Insurance contract interests are carried at contract value, which approximates the estimated fair value and is based on the fair value of the underlying investment of the insurance company. Insurance contracts are held by certain foreign pension plans. Valuation models for corporate debt securities, collateralized mortgage obligation bonds and asset backed securities classified as Level 3 within the fair value hierarchy are based on estimated bids from brokers or other third-party vendor sources that utilize expected cash flow streams and collateral values including assessments of counterparty credit quality, default risk, discount rates and overall capital market liquidity.

The following summarizes the activity for financial assets utilizing Level 3 fair value measurements:

Dollars in Millions	Venture Capital and Limited Partnerships	Insurance Contracts	Other	Total
Fair value at January 1, 2011	$ 415	$ 144	$ 39	$ 598
Purchases	53	8	5	66
Sales	(5)	(31)	(3)	(39)
Settlements	(48)	-	(4)	(52)
Realized (losses)/gains	56	-	3	59
Unrealized gains/(losses)	(63)	4	(7)	(66)
Fair value at December 31, 2011	408	125	33	566
Purchases	43	5	-	48
Sales	(8)	(7)	(10)	(25)
Settlements	(51)	-	(2)	(53)
Realized (losses)/gains	53	-	(4)	49
Unrealized gains/(losses)	(64)	9	6	(49)
Fair value at December 31, 2012	$ 381	$ 132	$ 23	$ 536

The investment strategy emphasizes equities in order to achieve higher expected returns and lower expenses and required cash contributions over the long-term. A target asset allocation of 70% public equity (58% U.S. and 12% international), 8% private equity and 22% fixed income is maintained for the U.S. pension plans. Investments are well diversified within each of the three major asset categories. Approximately 81% of the U.S. pension plans equity investments are actively managed. Venture capital and limited partnerships are typically valued on a three month lag. BMS Company common stock represents less than 1% of the plan assets at December 31, 2012 and 2011.

Contributions

Contributions to the U.S. pension plans were $335 million in 2012, $343 million in 2011 and $341 million in 2010.

Contributions to the international pension plans were $61 million in 2012, $88 million in 2011 and $90 million in 2010. Aggregate contributions to the U.S. and international plans are expected to be $100 million in 2013.

Estimated Future Benefit Payments

Dollars in Millions	Pension Benefits	Other Benefits
2013	$ 385	$ 47
2014	398	44
2015	401	42
2016	415	40
2017	422	37
Years 2018 – 2022	2,109	151

Savings Plan

The principal defined contribution plan is the Bristol-Myers Squibb Savings and Investment Program. The contribution is based on employee contributions and the level of Company match. The expense related to the plan was $190 million in 2012, $181 million in 2011 and $188 million in 2010.

Post Employment Benefit Plan

Post-employment liabilities for long-term disability benefits were $90 million and $92 million at December 31, 2012 and 2011, respectively. The expense related to these benefits was $17 million in 2012 and $18 million in both 2011 and 2010.

Termination Indemnity Plans

Statutory termination obligations are recognized on an undiscounted basis assuming employee termination at each measurement date. The liability recognized for these obligations was $29 million and $25 million at December 31, 2012 and 2011, respectively.

Note 19 EMPLOYEE STOCK BENEFIT PLANS

On May 1, 2012, the shareholders approved the 2012 Stock Award and Incentive Plan (the 2012 Plan), which replaced the 2007 Stock Incentive Plan. Shares of common stock reserved for issuance pursuant to stock plans, options and conversions of preferred stock were 283 million at December 31, 2012. Shares available to be granted for the active plans, adjusted for the combination of plans, were 116 million at December 31, 2012. Shares for the stock option exercise and share unit vesting are issued from treasury stock. Only shares actually delivered to participants in connection with an award after all restrictions have lapsed will reduce the number of shares reserved. Shares tendered in a prior year to pay the purchase price of options and shares previously utilized to satisfy withholding tax obligations upon exercise continue to be available and reserved.

Executive officers and key employees may be granted options to purchase common stock at no less than the market price on the date the option is granted. Options generally become exercisable ratably over 4 years and have a maximum term of 10 years. Additionally, the plan provides for the granting of stock appreciation rights whereby the grantee may surrender exercisable rights and receive common stock and/or cash measured by the excess of the market price of the common stock over the option exercise price.

Common stock may be granted to key employees, subject to restrictions as to continuous employment. Restrictions expire over a four year period from date of grant. Compensation expense is recognized over the vesting period. A stock unit is a right to receive stock at the end of the specified vesting period but has no voting rights.

Market share units were granted to certain executives beginning in 2010. Vesting is conditioned upon continuous employment until vesting date and the payout factor equals at least 60%. The payout factor is the share price on vesting date divided by share price on award date, with a maximum of 200%. The share price used in the payout factor is calculated using an average of the closing prices on the grant or vest date, and the nine trading days immediately preceding the grant or vest date. Vesting occurs ratably over four years.

Long-term performance awards have a three year cycle and are delivered in the form of a target number of performance share units. The number of shares ultimately issued is calculated based on actual performance compared to earnings targets and other performance criteria established at the beginning of the performance period. The awards have annual goals with a maximum payout of 167.5%. If threshold targets are not met for a performance period, no payment is made under the plan for that annual period. Vesting occurs at the end of the three year period.

Stock-based compensation expense is based on awards ultimately expected to vest and is recognized over the vesting period. The acceleration of unvested stock options and restricted stock units in connection with the acquisition of Amylin resulted in stock-based compensation expense in 2012. Forfeitures are estimated based on historical experience at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense was as follows:

	Years Ended December 31,		
Dollars in Millions	2012	2011	2010
Stock options	$ 7	$ 27	$ 50
Restricted stock	64	79	83
Market share units	23	23	13
Long-term performance awards	60	32	47
Amylin stock options and restricted stock units (see Note 4)	94	-	-
Total stock-based compensation expense	$ 248	$ 161	$ 193
Income tax benefit	$ 82	$ 56	$ 63

Share-based compensation activities were as follows:

	Stock Options		Restricted Stock Units		Market Share Units		Long-Term Performance Awards	
Shares in Thousands	Number of Options Outstanding	Weighted-Average Exercise Price of Shares	Number of Nonvested Awards	Weighted-Average Grant-Date Fair Value	Number of Nonvested Awards	Weighted-Average Grant-Date Fair Value	Number of Nonvested Awards	Weighted-Average Grant-Date Fair Value
Balance at January 1, 2012	70,224	$ 27.04	8,416	$ 23.10	1,982	$ 25.39	3,411	$ 23.53
Granted	-	-	3,036	32.71	1,076	31.85	1,717	32.33
Released/Exercised	(16,560)	24.18	(3,341)	22.13	(562)	25.29	(1,087)	19.63
Adjustments for actual payout	-	-	-	-	(166)	25.29	225	32.55
Forfeited/Cancelled	(11,699)	44.85	(543)	25.96	(126)	27.38	(170)	28.90
Balance at December 31, 2012	41,965	23.21	7,568	27.18	2,204	28.46	4,096	28.44
Vested or expected to vest	41,875	23.22	6,826	27.18	1,988	28.46	3,694	28.44

Total compensation costs related to share-based payment awards not yet recognized and the weighted-average period over which such awards are expected to be recognized at December 31, 2012 were as follows:

Dollars in Millions	Stock Options	Restricted Stock Units	Market Share Units	Long-Term Performance Awards
Unrecognized compensation cost	$ 2	$ 146	$ 31	$ 32
Expected weighted-average period in years of compensation cost to be recognized	0.2	2.6	2.7	1.4

Additional information related to share-based compensation awards is summarized as follows:

Amounts in Millions, except per share data	**2012**	2011	2010
Weighted-average grant date fair value (per share):			
Restricted stock units	**32.71**	26.04	24.80
Market share units	**31.85**	25.83	24.69
Long-term performance awards	**32.33**	25.30	23.65
Fair value of options or awards that vested during the year:			
Stock options	**$ 23**	$ 45	$ 73
Restricted stock units	**74**	75	79
Market share units	**18**	8	-
Long-term performance awards	**56**	21	56
Total intrinsic value of stock options exercised during the year	**$ 153**	$ 154	$ 47

The following table summarizes significant ranges of outstanding and exercisable options at December 31, 2012 (amounts in millions, except per share data):

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Number Outstanding (in thousands)	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value	Number Exercisable	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value
$1 - $20	10,344	6.16	$ 17.51	$ 156	7,184	6.16	$ 17.49	$ 109
$20 - $30	31,606	3.00	25.06	238	31,585	3.00	25.07	238
$30 - $40	15	4.49	31.62	-	15	4.49	31.62	-
	41,965	3.78	23.21	$ 394	38,784	3.58	23.67	$ 347

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on the closing stock price of $32.59 on December 31, 2012.

Fair Value Assumptions

The fair value of restricted stock units and long-term performance awards is determined based on the closing trading price of the Company's common stock on the grant date. Beginning in 2010, the fair value of performance share units granted was not discounted because they participate in dividends. The fair value of performance share units granted prior to 2010 was discounted using the risk-free interest rate on the date of grant because they do not participate in dividends.

The fair value of the market share units was estimated on the date of grant using a model applying multiple input variables that determine the probability of satisfying market conditions. The model uses the following input variables:

	2012	2011	2010
Expected volatility	**24.1 %**	24.3 %	24.8 %
Risk-free interest rate	**0.6 %**	1.8 %	1.9 %
Dividend yield	**4.4 %**	4.9 %	5.8 %

Expected volatility is based on the four year historical volatility levels on the Company's common stock and the current implied volatility. The four-year risk-free interest rate was derived from the Federal Reserve, based on the market share units' contractual term. Expected dividend yield is based on historical dividend payments.

Note 20 LEASES

Minimum rental commitments for non-cancelable operating leases (primarily real estate and motor vehicles) in effect at December 31, 2012, were as follows:

Years Ending December 31,	Dollars in Millions	
2013	$	167
2014		152
2015		130
2016		123
2017		76
Later years		108
Total minimum rental commitments	$	756

Operating lease expense was $142 million in 2012, $136 million in 2011 and $145 million in 2010. Sublease income was not material for all periods presented.

Note 21 LEGAL PROCEEDINGS AND CONTINGENCIES

The Company and certain of its subsidiaries are involved in various lawsuits, claims, government investigations and other legal proceedings that arise in the ordinary course of business. The Company recognizes accruals for such contingencies when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. These matters involve patent infringement, antitrust, securities, pricing, sales and marketing practices, environmental, commercial, health and safety matters, consumer fraud, employment matters, product liability and insurance coverage. Legal proceedings that are material or that the Company believes could become material are described below.

Although the Company believes it has substantial defenses in these matters, there can be no assurance that there will not be an increase in the scope of pending matters or that any future lawsuits, claims, government investigations or other legal proceedings will not be material. Unless otherwise noted, the Company is unable to assess the outcome of the respective litigation nor is it able to provide an estimated range of potential loss. Furthermore, failure to enforce our patent rights would likely result in substantial decreases in the respective product sales from generic competition.

INTELLECTUAL PROPERTY

***Plavix* – Australia**

As previously disclosed, Sanofi was notified that, in August 2007, GenRx Proprietary Limited (GenRx) obtained regulatory approval of an application for clopidogrel bisulfate 75mg tablets in Australia. GenRx, formerly a subsidiary of Apotex Inc. (Apotex), has since changed its name to Apotex. In August 2007, Apotex filed an application in the Federal Court of Australia (the Federal Court) seeking revocation of Sanofi's Australian Patent No. 597784 (Case No. NSD 1639 of 2007). Sanofi filed counterclaims of infringement and sought an injunction. On September 21, 2007, the Federal Court granted Sanofi's injunction. A subsidiary of the Company was subsequently added as a party to the proceedings. In February 2008, a second company, Spirit Pharmaceuticals Pty. Ltd., also filed a revocation suit against the same patent. This case was consolidated with the Apotex case and a trial occurred in April 2008. On August 12, 2008, the Federal Court of Australia held that claims of Patent No. 597784 covering clopidogrel bisulfate, hydrochloride, hydrobromide, and taurocholate salts were valid. The Federal Court also held that the process claims, pharmaceutical composition claims, and claim directed to clopidogrel and its pharmaceutically acceptable salts were invalid. The Company and Sanofi filed notices of appeal in the Full Court of the Federal Court of Australia (Full Court) appealing the holding of invalidity of the claim covering clopidogrel and its pharmaceutically acceptable salts, process claims, and pharmaceutical composition claims which have stayed the Federal Court's ruling. Apotex filed a notice of appeal appealing the holding of validity of the clopidogrel bisulfate, hydrochloride, hydrobromide, and taurocholate claims. A hearing on the appeals occurred in February 2009. On September 29, 2009, the Full Court held all of the claims of Patent No. 597784 invalid. In November 2009, the Company and Sanofi applied to the High Court of Australia (High Court) for special leave to appeal the judgment of the Full Court. In March 2010, the High Court denied the Company and Sanofi's request to hear the appeal of the Full Court decision. The case has been remanded to the Federal Court for further proceedings related to damages. It is expected the amount of damages will not be material to the Company.

***Plavix* – EU**

As previously disclosed, in 2007, YES Pharmaceutical Development Services GmbH (YES Pharmaceutical) filed an application for marketing authorization in Germany for an alternate salt form of clopidogrel. This application relied on data from studies that were originally conducted by Sanofi and BMS for *Plavix* and were still the subject of data protection in the EU. Sanofi and BMS have filed an action against YES Pharmaceutical and its partners in the administrative court in Cologne objecting to the marketing authorization. This matter is currently pending, although these specific marketing authorizations now have been withdrawn from the market. The resolution of this lawsuit is not expected to have a material impact on the Company.

***Plavix* – Canada (Apotex, Inc.)**

On April 22, 2009, Apotex filed an impeachment action against Sanofi in the Federal Court of Canada alleging that Sanofi's Canadian Patent No. 1,336,777 (the '777 Patent) is invalid. On June 8, 2009, Sanofi filed its defense to the impeachment action and filed a suit against Apotex for infringement of the '777 Patent. The trial was completed in June 2011 and in December 2011, the Federal Court of Canada issued a decision that the '777 Patent is invalid. Sanofi has appealed this decision though generic companies have since entered the market and a decision is expected later this year.

Abilify

As previously disclosed, Otsuka has filed patent infringement actions against Teva, Barr Pharmaceuticals, Inc. (Barr), Sandoz Inc. (Sandoz), Synthon Laboratories, Inc (Synthon), Sun Pharmaceuticals (Sun), Zydus Pharmaceuticals USA, Inc. (Zydus), and Apotex relating to U.S. Patent No. 5,006,528, ('528 Patent) which covers aripiprazole and expires in April 2015 (including the additional six-month pediatric exclusivity period). Aripiprazole is comarketed by the Company and Otsuka in the U.S. as *Abilify*. A non-jury trial in the U.S. District Court for the District of New Jersey (NJ District Court) against Teva/Barr and Apotex was completed in August 2010. In November 2010, the NJ District Court upheld the validity and enforceability of the '528 Patent, maintaining the main patent protection for *Abilify* in the U.S. until April 2015. The NJ District Court also ruled that the defendants' generic aripiprazole product infringed the '528 Patent and permanently enjoined them from engaging in any activity that infringes the '528 Patent, including marketing their generic product in the U.S. until after the patent (including the six-month pediatric extension) expires. Sandoz, Synthon, Sun and Zydus are also bound by the NJ District Court's decision. In December 2010, Teva/Barr and Apotex appealed this decision to the U.S. Court of Appeals for the Federal Circuit (Federal Circuit). In May 2012, the Federal Circuit affirmed the NJ District Court's decision. In June 2012, Apotex filed a petition for rehearing *en banc* which was denied. In December 2012, the United States Supreme Court denied Apotex's Petition for a Writ of Certiorari requesting an appeal of the Federal Circuit decision, which concluded the matter.

Atripla

In April 2009, Teva filed an abbreviated New Drug Application (aNDA) to manufacture and market a generic version of *Atripla*. *Atripla* is a single tablet three-drug regimen combining the Company's *Sustiva* and Gilead's *Truvada*. As of this time, the Company's U.S. patent rights covering *Sustiva*'s composition of matter and method of use have not been challenged. Teva sent Gilead a Paragraph IV certification letter challenging two of the fifteen Orange Book-listed patents for *Atripla*. *Atripla* is the product of a joint venture between the Company and Gilead. In May 2009, Gilead filed a patent infringement action against Teva in the U.S. District Court for the Southern District of New York (SDNY). In January 2010, the Company received a notice that Teva has amended its aNDA and is challenging eight additional Orange Book-listed patents for *Atripla*. In March 2010, the Company and Merck, Sharp & Dohme Corp. (Merck) filed a patent infringement action against Teva also in the SDNY relating to two U.S. Patents which claim crystalline or polymorph forms of efavirenz. In March 2010, Gilead filed two patent infringement actions against Teva in the SDNY relating to six Orange Book-listed patents for *Atripla*. Trial is expected in 2013. It is not possible at this time to reasonably assess the outcome of these lawsuits or their impact on the Company.

Baraclude

In August 2010, Teva filed an aNDA to manufacture and market generic versions of *Baraclude*. The Company received a Paragraph IV certification letter from Teva challenging the one Orange Book-listed patent for *Baraclude*, U.S. Patent No. 5,206,244 (the '244 Patent). In September 2010, the Company filed a patent infringement lawsuit in the U.S. District Court for the District of Delaware (Delaware District Court) against Teva for infringement. In February 2013, the Delaware District Court ruled against the Company and invalidated the '244 Patent. The Company will appeal the Delaware District Court's decision and is evaluating all other legal options. Upon final FDA approval of its aNDA, Teva could launch its generic product. There could be a rapid and significant negative impact on U.S. sales of *Baraclude* beginning in 2013. U.S. net sales of *Baraclude* were $241 million in 2012.

In June 2012, the Company filed a patent infringement lawsuit against Sandoz following the receipt of a Paragraph IV certification letter challenging the same Orange-Book listed patent. In February 2013, the parties filed a stipulation of dismissal and the case has been dismissed.

Sprycel

In September 2010, Apotex filed an aNDA to manufacture and market generic versions of *Sprycel*. The Company received a Paragraph IV certification letter from Apotex challenging the four Orange Book listed patents for *Sprycel*, including the composition of matter patent. In November 2010, the Company filed a patent infringement lawsuit in the NJ District Court against Apotex for infringement of the four Orange Book listed patents covering *Sprycel*, which triggered an automatic 30-month stay of approval of Apotex's aNDA. In October 2011, the Company received a Paragraph IV notice letter from Apotex informing the Company that it is seeking approval of generic versions of the 80 mg and 140 mg dosage strengths of *Sprycel* and challenging the same four Orange Book listed patents. In November 2011, BMS filed a patent infringement suit against Apotex on the 80 mg and 140 mg dosage strengths in the NJ District Court. This case has been consolidated with the suit filed in November 2010. Trial is currently scheduled for September 2013. Discovery in this matter is ongoing. It is not possible at this time to reasonably assess the outcome of this lawsuit or its impact on the Company.

***Sustiva* – EU**

In January 2012, Teva obtained a European marketing authorization for Efavirenz Teva 600 mg tablets. In February 2012, the Company and Merck filed lawsuits and requests for injunctions against Teva in the Netherlands, Germany and the U.K. for infringement of Merck's European Patent No. 0582455 and Supplementary Protection Certificates expiring in November 2013. As of December 2012, requests for injunctions have been granted in the U.K. and denied in the Netherlands and Germany. The Company and Merck are appealing the denial of the request for injunction in the Netherlands. It is not possible at this time to reasonably assess the outcome of these lawsuits or their impact on the Company.

GENERAL COMMERCIAL LITIGATION

Clayworth Litigation

As previously disclosed, the Company, together with a number of other pharmaceutical manufacturers, was named as a defendant in an action filed in California Superior Court in Oakland, *James Clayworth et al. v. Bristol-Myers Squibb Company, et al.*, alleging that the defendants conspired to fix the prices of pharmaceuticals by agreeing to charge more for their drugs in the U.S. than they charge outside the U.S., particularly Canada, and asserting claims under California's Cartwright Act and unfair competition law. The plaintiffs sought trebled monetary damages, injunctive relief and other relief. In December 2006, the Court granted the Company and the other manufacturers' motion for summary judgment based on the pass-on defense, and judgment was then entered in favor of defendants. In July 2008, judgment in favor of defendants was affirmed by the California Court of Appeals. In July 2010, the California Supreme Court reversed the California Court of Appeal's judgment and the matter was remanded to the California Superior Court for further proceedings. In March 2011, the defendants' motion for summary judgment was granted and judgment was entered in favor of the defendants. The plaintiffs appealed that decision and the California Court of Appeals affirmed summary judgment for the defendants. In October 2012, the plaintiffs filed a petition seeking review by the California Supreme Court which was denied in November 2012.

Remaining Apotex Matters Related to *Plavix*

As previously disclosed, in November 2008, Apotex filed a lawsuit in New Jersey Superior Court entitled, *Apotex Inc., et al. v. sanofi-aventis, et al.*, seeking payment of $60 million, plus interest calculated at the rate of 1% per month from the date of the filing of the lawsuit, until paid, related to the break-up of a March 2006 proposed settlement agreement relating to the-then pending *Plavix* patent litigation against Apotex. In April 2011, the New Jersey Superior Court granted the Company's cross-motion for summary judgment motion and denied Apotex's motion for summary judgment. Apotex appealed these decisions and the New Jersey Appellate Division reversed the grant of summary judgments. The case has been remanded back to the Superior Court for additional proceedings. It is not possible at this time to reasonably assess the outcome of this lawsuit or its impact on the Company.

In January 2011, Apotex filed a lawsuit in Florida State Court, Broward County, alleging breach of contract relating to the May 2006 proposed settlement agreement with Apotex relating to the then pending *Plavix* patent litigation. Apotex is seeking damages for the amount of profits it alleges it would have received from selling its generic clopidogrel bisulfate for somewhere between 8 and 11.5 months had the May 2006 agreement been approved by regulators. Discovery has concluded. The Company moved for summary judgment which was denied in November 2012. The case is now scheduled for a trial beginning in March 2013. It is not possible at this time to reasonably assess the outcome of this lawsuit or its impact on the Company.

PRICING, SALES AND PROMOTIONAL PRACTICES LITIGATION AND INVESTIGATIONS

Abilify Federal Subpoena

In January 2012, the Company received a subpoena from the United States Attorney's Office for the Southern District of New York requesting information related to, among other things, the sales and marketing of *Abilify*. It is not possible at this time to assess the outcome of this matter or its potential impact on the Company.

Abilify State Attorneys General Investigation

In March 2009, the Company received a letter from the Delaware Attorney General's Office advising of a multi-state coalition investigating whether certain *Abilify* marketing practices violated those respective states' consumer protection statutes. It is not possible at this time to reasonably assess the outcome of this investigation or its potential impact on the Company.

Abilify Co-Pay Assistance Litigation

In March 2012, the Company and its partner Otsuka were named as co-defendants in a putative class action lawsuit filed by union health and welfare funds in the SDNY. Plaintiffs are challenging the legality of the *Abilify* co-pay assistance program under the Federal Antitrust and the Racketeer Influenced and Corrupt Organizations laws, and seeking damages. The Company and Otsuka have filed a motion to dismiss the complaint. It is not possible at this time to reasonably assess the outcome of this litigation or its potential impact on the Company.

AWP Litigation

As previously disclosed, the Company, together with a number of other pharmaceutical manufacturers, has been a defendant in a number of private class actions as well as suits brought by the attorneys general of various states. In these actions, plaintiffs allege that defendants caused the Average Wholesale Prices (AWPs) of their products to be inflated, thereby injuring government programs, entities and persons who reimbursed prescription drugs based on AWPs. The Company remains a defendant in two state attorneys general suits pending in state courts around the country having settled the lawsuits brought by the Mississippi and Louisiana Attorneys General. Beginning in August 2010, the Company was the defendant in a trial in the Commonwealth Court of Pennsylvania (Commonwealth Court), brought by the Commonwealth of Pennsylvania. In September 2010, the jury issued a verdict for the Company, finding that the Company was not liable for fraudulent or negligent misrepresentation; however, the Commonwealth Court judge issued a decision on a Pennsylvania consumer protection claim that did not go to the jury, finding the Company liable for $28 million and enjoining the Company from contributing to the provision of inflated AWPs. The Company has moved to vacate the decision and the Commonwealth has moved for a judgment notwithstanding the verdict, which the Commonwealth Court denied. The Company has appealed the decision to the Pennsylvania Supreme Court.

Qui Tam Litigation

In March 2011, the Company was served with an unsealed qui tam complaint filed by three former sales representatives in California Superior Court, County of Los Angeles. The California Department of Insurance has elected to intervene in the lawsuit. The complaint alleges the Company paid kickbacks to California providers and pharmacies in violation of California Insurance Frauds Prevention Act, Cal. Ins. Code § 1871.7. Discovery is ongoing. It is not possible at this time to reasonably assess the outcome of this lawsuit or its impact on the Company.

PRODUCT LIABILITY LITIGATION

The Company is a party to various product liability lawsuits. As previously disclosed, in addition to lawsuits, the Company also faces unfiled claims involving its products.

Plavix

As previously disclosed, the Company and certain affiliates of Sanofi are defendants in a number of individual lawsuits in various state and federal courts claiming personal injury damage allegedly sustained after using *Plavix*. Currently, more than 2,000 claims are filed in state and federal courts in various states including California, Illinois, New Jersey, and New York. The defendants terminated the previously disclosed tolling agreement effective as of September 1, 2012. In February 2013, the Judicial Panel on Multidistrict Litigation granted the Company and Sanofi's motion to establish a multidistrict litigation to coordinate federal pretrial proceedings in *Plavix* product liability and related cases. It is not possible at this time to reasonably assess the outcome of these lawsuits or the potential impact on the Company.

Reglan

The Company is one of a number of defendants in numerous lawsuits, on behalf of approximately 2,700 plaintiffs, claiming personal injury allegedly sustained after using *Reglan* or another brand of the generic drug metoclopramide, a product indicated for gastroesophageal reflux and certain other gastrointestinal disorders. The Company, through its generic subsidiary, Apothecon, Inc., distributed metoclopramide tablets manufactured by another party between 1996 and 2000. It is not possible at this time to reasonably assess the outcome of these lawsuits or the potential impact on the Company. The resolution of these pending lawsuits is not expected to have a material impact on the Company.

Hormone Replacement Therapy

The Company is one of a number of defendants in a mass-tort litigation in which plaintiffs allege, among other things, that various hormone therapy products, including hormone therapy products formerly manufactured by the Company (*Estrace*, Estradiol, *Delestrogen* and *Ovcon*) cause breast cancer, stroke, blood clots, cardiac and other injuries in women, that the defendants were aware of these risks and failed to warn consumers. The Company has agreed to resolve the claims of approximately 400 plaintiffs. As of February 2013, the Company remains a defendant in approximately 35 actively pending lawsuits in federal and state courts throughout the U.S. All of the Company's hormone therapy products were sold to other companies between January 2000 and August 2001. The resolution of these remaining lawsuits is not expected to have a material impact on the Company.

Byetta* and *Bydureon

Amylin, now a wholly-owned subsidiary of the Company (see Note 4 "Acquisitions"), and Lilly are co-defendants in product liability litigation related to *Byetta* and *Bydureon*. As of February 2013, there were approximately 120 separate lawsuits pending on behalf of approximately 575 plaintiffs in various courts in the U.S. The vast majority of these cases have been brought by individuals who allege personal injury sustained after using *Byetta*, primarily pancreatitis, and, in some cases, claiming alleged wrongful death. Of these, the Company has agreed in principle to resolve the claims of over 300 plaintiffs. The majority of cases are pending in California state court, where the Judicial Council has granted Amylin's petition for a "coordinated proceeding" for all California state court cases alleging harm from the alleged use of *Byetta*. Amylin and Lilly are currently scheduled for trial in one single-plaintiff case in the second quarter of 2013. We cannot reasonably predict the outcome of any lawsuit, claim or proceeding. However, given that Amylin has product liability insurance coverage for existing claims and future related claims involving *Byetta*, it is expected the amount of damages, if any, will not be material to the Company.

BMS-986094

In August 2012, the Company announced that it had discontinued development of BMS-986094, an investigational compound which was being tested in clinical trials to treat the hepatitis C virus infection due to the emergence of a serious safety issue. To date, five lawsuits have been filed against the Company in Texas State Court by plaintiffs, which have been removed to Federal Court, alleging that they participated in the Phase II study of BMS-986094 and suffered injuries as a result thereof. We have an agreement in principle to resolve four of the five filed claims and the vast majority of claims that have surfaced to date in this matter. In total, slightly fewer than 300 patients were administered the compound at various doses and durations as part of the clinical trials. The resolution of the remaining lawsuit and any other potential future lawsuits is not expected to have a material impact on the Company.

ENVIRONMENTAL PROCEEDINGS

As previously reported, the Company is a party to several environmental proceedings and other matters, and is responsible under various state, federal and foreign laws, including the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), for certain costs of investigating and/or remediating contamination resulting from past industrial activity at the Company's current or former sites or at waste disposal or reprocessing facilities operated by third-parties.

CERCLA Matters

With respect to CERCLA matters for which the Company is responsible under various state, federal and foreign laws, the Company typically estimates potential costs based on information obtained from the U.S. Environmental Protection Agency, or counterpart state or foreign agency and/or studies prepared by independent consultants, including the total estimated costs for the site and the expected cost-sharing, if any, with other "potentially responsible parties," and the Company accrues liabilities when they are probable and reasonably estimable. The Company estimated its share of future costs for these sites to be $72 million at December 31, 2012, which represents the sum of best estimates or, where no best estimate can reasonably be made, estimates of the minimal probable amount among a range of such costs (without taking into account any potential recoveries from other parties).

New Brunswick Facility – Environmental & Personal Injury Lawsuits

Since May 2008, over 250 lawsuits have been filed against the Company in New Jersey Superior Court by or on behalf of current and former residents of New Brunswick, New Jersey who live or have lived adjacent to the Company's New Brunswick facility. The complaints either allege various personal injuries damages resulting from alleged soil and groundwater contamination on their property stemming from historical operations at the New Brunswick facility, or are claims for medical monitoring. A portion of these complaints also assert claims for alleged property damage. In October 2008, the New Jersey Supreme Court granted Mass Tort status to these cases and transferred them to the New Jersey Superior Court in Atlantic County for centralized case management purposes. The Company intends to defend itself vigorously in this litigation. Discovery is ongoing. Since October 2011, over 100 additional cases have been filed in New Jersey Superior Court and removed by the Company to United States District Court, District of New Jersey. It is not possible at this time to reasonably assess the outcome of these lawsuits or the potential impact on the Company.

North Brunswick Township Board of Education

As previously disclosed, in October 2003, the Company was contacted by counsel representing the North Brunswick, NJ Board of Education (BOE) regarding a site where waste materials from E.R. Squibb and Sons may have been disposed from the 1940's through the 1960's. Fill material containing industrial waste and heavy metals in excess of residential standards was discovered during an expansion project at the North Brunswick Township High School, as well as at a number of neighboring residential properties and adjacent public park areas. In January 2004, the New Jersey Department of Environmental Protection (NJDEP) sent the Company and others an information request letter about possible waste disposal at the site, to which the Company responded in March 2004. The BOE and the Township, as the current owners of the school property and the park, are conducting and jointly financing soil remediation work and ground water investigation work under a work plan approved by the NJDEP, and have asked the Company to contribute to the cost. The Company is actively monitoring the clean-up project, including its costs. To date, neither the school board nor the Township has asserted any claim against the Company. Instead, the Company and the local entities have negotiated an agreement to attempt to resolve the matter by informal means, and avoid litigation. A central component of the agreement is the provision by the Company of interim funding to help defray cleanup costs and assure the work is not interrupted. The Company transmitted interim funding payments in December 2007 and November 2009. The parties commenced mediation in late 2008; however, those efforts were not successful and the parties moved to a binding allocation process. The parties are expected to conduct fact and expert discovery, followed by formal evidentiary hearings and written argument. Hearings likely will be scheduled for mid-to-late 2013. In addition, in September 2009, the Township and BOE filed suits against several other parties alleged to have contributed waste materials to the site. The Company does not currently believe that it is responsible for any additional amounts beyond the two interim payments totaling $4 million already transmitted. Any additional possible loss is not expected to be material.

OTHER PROCEEDINGS

Italy Investigation

In July 2011, the Public Prosecutor in Florence, Italy (Italian Prosecutor) initiated a criminal investigation against the Company's subsidiary in Italy (BMS Italy). The allegations against the Company relate to alleged activities of a former employee who left the Company in the 1990s. The Italian Prosecutor also had requested interim measures that a judicial administrator be appointed to temporarily run the operations of BMS Italy. In October 2012, the parties reached an agreement to resolve the request for interim measures which resulted in the Italian Prosecutor withdrawing the request and this request was accepted by the Florence Court. It is not possible at this time to assess the outcome of the underlying investigation or its potential impact on the Company.

SEC Germany Investigation

In October 2006, the SEC informed the Company that it had begun a formal inquiry into the activities of certain of the Company's German pharmaceutical subsidiaries and its employees and/or agents. The SEC's inquiry encompasses matters formerly under investigation by the German prosecutor in Munich, Germany, which have since been resolved. The Company understands the inquiry concerns potential violations of the Foreign Corrupt Practices Act (FCPA). The Company is cooperating with the SEC.

FCPA Investigation

In March 2012, the Company received a subpoena from the SEC. The subpoena, issued in connection with an investigation under the FCPA, primarily relates to sales and marketing practices in various countries. The Company is cooperating with the government in its investigation of these matters.

Note 22 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Dollars in Millions, except per share data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2012					
Net Sales	$ 5,251	$ 4,443	$ 3,736	$ 4,191	$ 17,621
Gross Margin	3,948	3,198	2,749	3,116	13,011
Net Earnings/(Loss)	1,482	808	(713)	924	2,501
Net Earnings/(Loss) Attributable to:					
Noncontrolling Interest	381	163	(2)	(1)	541
BMS	1,101	645	(711)	925	1,960
Earnings/(Loss) per Share - Basic[1]	$ 0.65	$ 0.38	$ (0.43)	$ 0.56	$ 1.17
Earnings/(Loss) per Share - Diluted[1]	$ 0.64	$ 0.38	$ (0.43)	$ 0.56	$ 1.16
Cash dividends declared per common share	$ 0.34	$ 0.34	$ 0.34	$ 0.35	$ 1.37
Cash and cash equivalents	$ 2,307	$ 2,801	$ 1,503	$ 1,656	$ 1,656
Marketable securities[2]	6,307	5,968	5,125	4,696	4,696
Total Assets	32,408	31,667	36,044	35,897	35,897
Long-term debt[3]	5,270	5,209	7,227	7,232	7,232
Equity	16,246	15,812	13,900	13,638	13,638

Dollars in Millions, except per share data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2011					
Net Sales	$ 5,011	$ 5,434	$ 5,345	$ 5,454	$ 21,244
Gross Margin	3,668	3,953	3,938	4,087	15,646
Net Earnings	1,367	1,307	1,355	1,231	5,260
Net Earnings Attributable to:					
Noncontrolling Interest	381	405	386	379	1,551
BMS	986	902	969	852	3,709
Earnings per Share - Basic[1]	$ 0.58	$ 0.53	$ 0.57	$ 0.50	$ 2.18
Earnings per Share - Diluted[1]	$ 0.57	$ 0.52	$ 0.56	$ 0.50	$ 2.16
Cash dividends declared per common share	$ 0.33	$ 0.33	$ 0.33	$ 0.34	$ 1.33
Cash and cash equivalents	$ 3,405	$ 3,665	$ 4,471	$ 5,776	$ 5,776
Marketable securities[2]	6,453	6,739	6,541	5,866	5,866
Total Assets	30,851	31,833	32,014	32,970	32,970
Long-term debt	5,276	5,332	5,437	5,376	5,376
Equity	15,901	16,145	16,436	15,867	15,867

(1) Earnings per share for the quarters may not add to the amounts for the year, as each period is computed on a discrete basis.
(2) Marketable securities includes current and non-current assets.
(3) Also includes the current portion of long-term debt.

The following specified items affected the comparability of results in 2012 and 2011:

2012

Dollars in Millions	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Accelerated depreciation, asset impairment and other shutdown costs	$ -	$ 147	$ -	$ -	$ 147
Amortization of acquired Amylin intangible assets	-	-	91	138	229
Amortization of Amylin collaboration proceeds	-	-	(46)	(68)	(114)
Amortization of Amylin inventory adjustment	-	-	9	14	23
Stock compensation from accelerated vesting of Amylin awards	-	-	94	-	94
Process standardization implementation costs	8	5	3	2	18
Upfront, milestone and other licensing payments	-	-	21	16	37
IPRD impairment	58	45	-	39	142
Impairment charge for BMS-986094 intangible asset	-	-	1,830	-	1,830
Provision for restructuring	22	20	29	103	174
Pension curtailments and settlements	-	-	-	151	151
Gain on sale of product lines, businesses and assets	-	-	-	(51)	(51)
Litigation charges/(recoveries)	(172)	22	50	55	(45)
Acquisition-related expenses	12	1	29	1	43
Out-licensed intangible asset impairment	38	-	-	-	38
Loss on debt repurchases	19	-	8	-	27
Total	(15)	240	2,118	400	2,743
Income tax/(tax benefit) on items above	8	(77)	(722)	(156)	(947)
Specified tax benefit*	-	-	-	(392)	(392)
(Increase)/Decrease to Net Earnings	$ (7)	$ 163	$ 1,396	$ (148)	$ 1,404

2011

Dollars in Millions	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Accelerated depreciation, asset impairment and other shutdown costs	$ 23	$ 18	$ 19	$ 15	$ 75
Pension curtailments and settlements	-	-	-	13	13
Process standardization implementation costs	4	10	5	10	29
Provision for restructuring	44	40	8	24	116
Litigation charges/(recoveries)	(76)	-	10	75	9
Gain on sale of product lines, businesses and assets	-	-	(12)	-	(12)
Upfront, milestone and other licensing payments/(receipts)	88	50	69	(20)	187
IPRD impairment	15	-	13	-	28
Total	98	118	112	117	445
Income tax benefit on items above	(28)	(34)	(37)	(37)	(136)
Specified tax benefit*	(56)	(15)	-	(26)	(97)
Decrease to Net Earnings	$ 14	$ 69	$ 75	$ 54	$ 212

* The 2012 specified tax benefit relates to a capital loss deduction. The 2011 specified tax benefit relates to releases of tax reserves that were specified in prior periods.

Note 23 SUBSEQUENT EVENTS

Collaboration with The Medicines Company

In February 2013, BMS and The Medicines Company entered into a global license and two year collaboration regarding *Recothrom*, a recombinant thrombin for use as a topical hemostat to control non-arterial bleeding during surgical procedures (previously acquired by BMS in connection with its acquisition of ZymoGenetics in 2010). Net sales of *Recothrom* were $67 million in 2012. In connection with the collaboration, The Medicines Company will be responsible for all sales, distribution, marketing and certain regulatory matters relating to *Recothrom,* and BMS will be responsible for the exclusive supply of the product. Certain assets were transferred to The Medicines Company at the start of the collaboration period, primarily the *Recothrom* Business License Agreement and other regulatory assets. BMS retained all other assets related to *Recothrom* including the patents, trademarks and inventory.

The collaboration expires in February 2015 at which time The Medicines Company has the right to purchase the remaining assets of the business held by BMS at a price determined based on a multiple of sales (plus the cost of any remaining inventory held by BMS at that time). If the option is not exercised, all assets previously transferred to The Medicines Company during the collaboration period revert back to BMS.

BMS received $115 million at the start of the collaboration period, which will be allocated to the license and other rights transferred to The Medicines Company and the written option, which will be recorded as an option liability at fair value. The allocation will be based on the estimated fair value of the elements after considering various market factors and the estimated excess of the fair value of the business over the potential purchase price if the option to purchase is exercised. Changes in the estimated fair value of the option liability will be recognized in the results of operations. The remaining amount of proceeds received upon entering into the collaboration will be recognized as alliance revenue throughout the term of the collaboration. BMS will also recognize alliance revenue during the collaboration period for tiered royalties and supply of product. BMS will provide certain information technology, regulatory, order processing, distribution and other transitional services in exchange for a fee during a period up to six months commencing at the start of the collaboration.

Agreement to enter into Collaboration with Reckitt Benckiser Group plc

In February 2013, BMS and Reckitt Benckiser Group plc (RBL) agreed to enter into a license and three year collaboration regarding several over-the-counter-products sold primarily in Mexico and Brazil. The transaction is expected to close during the first or second quarter of 2013, subject to customary closing conditions and regulatory approvals. Net sales of these products were approximately $100 million in 2012.

In connection with the collaboration, RBL will be responsible for all sales, distribution, marketing and certain regulatory matters and BMS will be responsible for the exclusive supply of the products. Certain limited assets are expected to be transferred to RBL at the start of the collaboration period, primarily the market authorization, as well as the employees directly attributed to the business. BMS will retain all other assets related to the business including the patents, trademarks and inventory during the collaboration period.

Upon expiration of the collaboration, RBL will have the right to purchase the remaining assets of the business held by BMS at a price determined based on a multiple of sales (plus the cost of any remaining inventory held by BMS at that time). If the option is not exercised, all assets previously transferred to RBL during the collaboration period revert back to BMS.

BMS is expected to receive proceeds of $482 million at the start of the collaboration period which will be allocated to the license and other rights transferred to RBL and the written option, which will be recorded as an option liability at fair value. The allocation will be based on the estimated fair value of the elements after considering various market factors. Changes in the estimated fair value of the option liability will be recognized in the results of operations. The remaining amount of proceeds received upon entering into the collaboration will be recognized as alliance revenue throughout the term of the collaboration. BMS will also recognize alliance revenue during the collaboration period for tiered royalties and supply of product. BMS will also provide certain information technology, regulatory, order processing, distribution and other transitional services in exchange for a fee during a period up to six months commencing at the start of the collaboration.

REPORTS OF MANAGEMENT

Management's Responsibility for Financial Statements

Management is responsible for the preparation and integrity of the financial information presented in this Annual Report. The accompanying consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles, applying certain estimates and judgments as required. In management's opinion, the consolidated financial statements present fairly the Company's financial position, results of operations and cash flows.

The Audit Committee of the Board of Directors meets regularly with the internal auditors, Deloitte & Touche LLP (D&T), the Company's independent registered accounting firm, and management to review accounting, internal control structure and financial reporting matters. The internal auditors and D&T have full and free access to the Audit Committee. As set forth in the Company's Standard of Business Conduct and Ethics, the Company is firmly committed to adhering to the highest standards of moral and ethical behavior in all of its business activities.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, management assessed the effectiveness of internal control over financial reporting as of December 31, 2011 based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that the Company's internal control over financial reporting was effective at December 31, 2012 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes in accordance with United States generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the Company's financial statements included in this Annual Report and has issued its report on management's assessment of the effectiveness of the Company's internal control over financial reporting, which appears on page 79 in this Annual Report.

Lamberto Andreotti
Chief Executive Officer

Charles Bancroft
Chief Financial Officer

February 15, 2013

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2012, management carried out an evaluation, under the supervision and with the participation of its chief executive officer and chief financial officer, of the effectiveness of the design and operation of its disclosure controls and procedures as such term is defined under Exchange Act Rule 13a-15(e). Based on this evaluation, management has concluded that as of December 31, 2012, such disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, management assessed the effectiveness of internal control over financial reporting as of December 31, 2012 based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. As permitted by SEC guidance, we excluded Amylin from management's assessment of internal control over financial reporting as of December 31, 2012. Amylin's financial statement amounts constituted 23% of total assets (including $6.2 billion of acquired developed technology rights and in-process research and development) and 1% of total net sales of the Company's consolidated financial statement amounts and a pre-tax loss of $270 million as of and for the year ended December 31, 2012. Based on that assessment, management has concluded that the Company's internal control over financial reporting was effective at December 31, 2012 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes in accordance with United States generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the Company's financial statements included in this annual report and issued its report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, which is included herein.

Changes in Internal Control Over Financial Reporting

In August 2012, Bristol-Myers Squibb Company (the Company) completed its acquisition of Amylin Pharmaceuticals, Inc. (Amylin) which represents a material change in the internal control over financial reporting since management's last assessment of effectiveness. Amylin's operations utilize separate information and accounting systems and processes and it was not possible to complete an evaluation and review of the internal controls over financial reporting since the completion of the acquisition. Management intends to complete its assessment of the effectiveness of internal control over financial reporting for Amylin within one year of the acquisition date. There were no changes in our internal control over financial reporting in the fourth quarter of 2012 that have or are reasonably likely to materially affect the Company's internal control over financial reporting.

OTHER INFORMATION

None.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Bristol-Myers Squibb Company

We have audited the accompanying consolidated balance sheets of Bristol-Myers Squibb Company and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of earnings, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bristol-Myers Squibb Company and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Parsippany, New Jersey
February 15, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Bristol-Myers Squibb Company

We have audited the internal control over financial reporting of Bristol-Myers Squibb Company and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Amylin Pharmaceuticals, Inc. ("Amylin"), which was acquired on August 8, 2012 and whose financial statement amounts constitute 23% of total assets (including $6.2 billion of acquired developed technology rights and in-process research and development) and 1% of total net sales of the Company's consolidated financial statement amounts and a pre-tax loss of $270 million as of and for the year ended December 31, 2012. Accordingly, our audit did not include the internal control over financial reporting at Amylin. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated February 15, 2013 expressed an unqualified opinion on those consolidated financial statements.

Deloitte + Touche LLP

Parsippany, New Jersey
February 15, 2013

PERFORMANCE GRAPH

The following performance graph compares the performance of Bristol-Myers Squibb for the periods indicated with the performance of the Standard & Poor's 500 Stock Index (S&P 500) and the average performance of a group consisting of our peer corporations on a line-of-business basis. The corporations making up our Peer Group are Abbott Laboratories, Amgen Inc., AstraZeneca PLC, Biogen Idec Inc., Eli Lilly and Company, Gilead Sciences, Inc., GlaxoSmithKline, Johnson & Johnson, Merck & Co., Inc., Novartis AG, Pfizer, Inc., Roche Holding Ltd., and Sanofi.

Total return indices reflect reinvested dividends and are weighted using beginning-period market capitalization for each of the reported time periods.


Comparison of Cumulative Five Year Total Return
$200
$150
$100
$50
$0
2007
2008
2009
2010
2011
2012
Bristol-Myers Squibb
S&P 500 Index
Peer Group

	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	**12/31/12**
Bristol-Myers Squibb	$ 100	$ 94	$ 108	$ 118	$ 164	**$ 158**
S&P 500 Index	$ 100	$ 63	$ 80	$ 92	$ 94	**$ 109**
Peer Group	$ 100	$ 86	$ 97	$ 96	$ 111	**$ 132**

Assumes $100 invested on 12/31/07 in Bristol-Myers Squibb common stock, S&P 500 Index, and Peer Group. Values are as of December 31 of specified year assuming dividends are reinvested.

Five-Year Financial Summary

Amounts in Millions, except per share data	2012	2011	2010	2009	2008
Income Statement Data:[a]					
Net Sales	**$ 17,621**	$ 21,244	$ 19,484	$ 18,808	$ 17,715
Continuing Operations:					
Net Earnings	**2,501**	5,260	4,513	4,420	3,686
Net Earnings Attributable to:					
Noncontrolling Interest	**541**	1,551	1,411	1,181	989
BMS	**1,960**	3,709	3,102	3,239	2,697
Net Earnings per Common Share Attributable to BMS:					
Basic	**$ 1.17**	$ 2.18	$ 1.80	$ 1.63	$ 1.36
Diluted	**$ 1.16**	$ 2.16	$ 1.79	$ 1.63	$ 1.35
Average common shares outstanding:					
Basic	**1,670**	1,700	1,713	1,974	1,977
Diluted	**1,688**	1,717	1,727	1,978	1,999
Cash dividends paid on BMS common and preferred stock	**$ 2,286**	$ 2,254	$ 2,202	$ 2,466	$ 2,461
Cash dividends declared per common share	**$ 1.37**	$ 1.33	$ 1.29	$ 1.25	$ 1.24
Financial Position Data at December 31:					
Cash and cash equivalents	**$ 1,656**	$ 5,776	$ 5,033	$ 7,683	$ 7,976
Marketable securities[b]	**4,696**	5,866	4,949	2,200	477
Total Assets	**35,897**	32,970	31,076	31,008	29,486
Long-term debt[c]	**7,232**	5,376	5,328	6,130	6,585
Equity	**13,638**	15,867	15,638	14,785	12,208

(a) For a discussion of items that affected the comparability of results for the years 2012, 2011 and 2010, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."
(b) Marketable securities include current and non-current assets.
(c) Also includes the current portion of long-term debt.

Bristol-Myers Squibb Leadership

BOARD OF DIRECTORS

James M. Cornelius
Chairman, Bristol-Myers Squibb

Lamberto Andreotti
Chief Executive Officer,
Bristol-Myers Squibb (d)

Lewis B. Campbell
Executive Chairman and
Chief Executive Officer,
Navistar International Corporation (b,c)

Laurie H. Glimcher, M.D.
Stephen and Suzanne Weiss Dean,
Weill Cornell Medical College, and Cornell
University Provost for Medical Affairs (a,d)

Michael Grobstein
Retired Vice Chairman,
Ernst & Young LLP (a,c)

Alan J. Lacy
Senior Advisor,
Oak Hill Capital Partners, L.P. (a,b)

Vicki L. Sato, Ph.D.
Professor of Management Practice,
Harvard Business School, and Professor of
the Practice of Molecular and Cell Biology,
Harvard University (c,d)

Elliott Sigal, M.D., Ph.D.
Executive Vice President,
Chief Scientific Officer and President,
Research and Development,
Bristol-Myers Squibb (d)

Gerald L. Storch
Chairman and Chief Executive Officer,
Toys"R"Us, Inc. (a,c)

Togo D. West, Jr.
Chairman, TLI Leadership
Group and Noblis, Inc. (b,c)

R. Sanders Williams, M.D.
President and Robert W. and
Linda L. Mahley Distinguished Professor,
The J. David Gladstone Institutes,
and Professor of Medicine,
University of California, San Francisco (d)

(a) Audit Committee
(b) Committee on Directors and Corporate Governance
(c) Compensation and Management Development Committee
(d) Science and Technology Committee

SENIOR MANAGEMENT TEAM

Lamberto Andreotti
Chief Executive Officer

Charles A. Bancroft
Executive Vice President
and Chief Financial Officer

Giovanni Caforio, M.D.
President, U.S. Pharmaceuticals

Béatrice J. Cazala
Executive Vice President,
Commercial Operations

Francis Cuss, MB BChir, FRCP
Senior Vice President, Research,
Research and Development

Brian Daniels, M.D.
Senior Vice President,
Global Development and Medical Affairs,
Research and Development

John Elicker
Senior Vice President,
Public Affairs and Investor Relations

Frances Heller
Senior Vice President,
Business Development

Ann Powell Judge
Senior Vice President,
Human Resources

Sandra Leung
General Counsel
and Corporate Secretary

Samuel Moed
Senior Vice President,
Strategic Planning and Analysis

Louis S. Schmukler
President,
Global Manufacturing and Supply

Elliott Sigal, M.D., Ph.D.
Executive Vice President,
Chief Scientific Officer and President,
Research and Development

Paul von Autenried
Senior Vice President,
Enterprise Services, and
Chief Information Officer

Stockholder Information

COMMON STOCK

Ticker symbol: BMY
New York Stock Exchange

ANNUAL MEETING OF STOCKHOLDERS

Tuesday, May 7, 2013
10:00 a.m.
Bristol-Myers Squibb Company
777 Scudders Mill Road
Plainsboro, NJ 08536

STOCKHOLDER SERVICES

All inquiries concerning stockholder accounts and stock transfer matters – including address changes, the elimination of duplicate mailings and the Shareowner Services Plus Plan℠ – should be directed to the Company's Transfer Agent and Registrar:

Wells Fargo Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100

www.shareowneronline.com

855-598-5485 (within the U.S.)
651-450-4064 (outside the U.S.)
A telecommunications relay service should be used by the hearing impaired when calling the telephone numbers above.

SHAREOWNER SERVICES PLUS PLAN℠

The Shareowner Services Plus Plan is designed for long-term investors who wish to build share ownership in the Company's common stock over time. You can participate in the plan if you are a registered holder of the Company's common stock. If you do not own the Company's common stock, you can become a participant by making your initial purchase through the plan. The plan features dividend reinvestment, optional cash purchase, share safekeeping, and share sales and transfers. Bristol-Myers Squibb Company has appointed Wells Fargo Shareowner Services as Administrator for the plan. The plan is not sponsored or administered by Bristol-Myers Squibb Company.

Shareowner Services Plus Plan is a Service Mark of Wells Fargo Shareowner Services.

FORM 10-K

For a free copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, contact:

Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

The Form 10-K is also available at investor.bms.com.

The most recent certifications by the Company's chief executive officer and chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to the Company's Form 10-K. The Company has also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

ADDITIONAL INFORMATION

Information on the following subjects is available at www.bms.com:

- Bristol-Myers Squibb Foundation
- Clinical Trials
- Diversity and Workforce Statistics
- Patient Assistance Programs
- Political Contributions
- Sustainability/Environmental Programs

This Annual Report contains certain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations and involve inherent risks and uncertainties that could cause actual outcomes and results to differ materially from current expectations. Please see page 27 in the Financial Review for a discussion and description of these risks and uncertainties. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

PRODUCT NAMES AND COMPANY PROGRAMS

Global products and company programs appearing throughout in italics are referred to herein by their registered and approved U.S. trademarks, unless specifically noted otherwise.

Abilify is a trademark of Otsuka Pharmaceutical Co., Ltd.

Atripla is a trademark of Bristol-Myers Squibb and Gilead Sciences, LLC.

Avapro/Avalide and *Plavix* are trademarks of Sanofi.

Bydureon, Byetta and *Symlin* are trademarks of Amylin Pharmaceuticals LLC and AstraZeneca Pharmaceuticals LP.

Delestrogen is a trademark of JHP Pharmaceuticals, LLC.

Erbitux is a trademark of ImClone LLC.

Estrace and *Ovcon* are trademarks of Warner Chilcott Company, LLC.

Gleevec is a trademark of Novartis AG.

Humira is a trademark of AbbVie Biotechnology Ltd.

Reglan is a trademark of ANIP Acquisition Company.

Truvada is a trademark of Gilead Sciences, Inc.

All other brand names are trademarks of Bristol-Myers Squibb Company or one of its subsidiaries.

Debbie Hsu

Debbie Hsu is a quality assurance/quality control laboratory supervisor who, 10 years ago, joined Medarex, now part of Bristol-Myers Squibb. At the company's Redwood City, California, facility, this "cold room" houses research antibodies to be distributed to scientists across Bristol-Myers Squibb to study new targets that may lead to groundbreaking therapies like *Yervoy* (ipilimumab) to fight cancer. Researchers in Redwood City produce cell lines used in developing new monoclonal antibodies, some of which may eventually become clinical candidates in the company's growing pipeline of medicines that help the body's own immune system fight tumor cells.


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Produced by the Bristol-Myers Squibb Public Affairs Department.



Bristol-Myers Squibb
Together we can prevail.®

Bristol-Myers Squibb Company
345 Park Avenue • New York, NY 10154-0037
212-546-4000 • www.bms.com

